 As filed with the Securities and Exchange Commission on November 1, 1999

                                                 Registration No. 333-89635

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                              Amendment No. 1

                                    to
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------
                        MISSION CRITICAL SOFTWARE, INC.
             (Exact name of Registrant as specified in its charter)

                               ----------------

        Delaware                      7372                   76-0509513
     (State or other      (Primary Standard Industrial    (I.R.S. Employer
     jurisdiction of       Classification Code Number)  Identification Number)
    incorporation or
      organization)
                        Mission Critical Software, Inc.
                            13939 Northwest Freeway
                              Houston, Texas 77040
                                 (713) 548-1700
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                Stephen E. Odom
                            Chief Financial Officer
                        Mission Critical Software, Inc.
                            13939 Northwest Freeway
                              Houston, Texas 77040
                                 (713) 548-1700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------
                                   Copies to:
           Robert P. Latta                         John S. Watson
           Paul R. Tobias                          Brian M. Moss
        Christopher J. Ozburn                  Vinson & Elkins L.L.P.
            Julia Reigel                          First City Tower
          Matthew J. Esber                           Suite 2300
  Wilson Sonsini Goodrich & Rosati               1001 Fannin Street
      Professional Corporation               Houston, Texas 77022-6760
 8911 Capital of Texas Highway North               (713) 758-2222
             Suite 3350
         Austin, Texas 78759
           (512) 338-5400

                               ----------------

        Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the effective date of this Registration Statement

                               ----------------

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 145 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       Proposed
                                        Maximum
 Title of Each Class of                Aggregate Proposed Maximum
    Securities to be     Amount to be  Price Per    Aggregate          Amount of
       Registered        Registered(1) Share(2)   Offering Price  Registration Fee(3)
-------------------------------------------------------------------------------------
 Common stock, $0.001
  par value.............   4,600,000   $44.6875    $205,562,500         $57,147
-------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Includes 600,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended based on the average of the high and low closing price of the Registrant's common stock on October 19, 1999 as reported on the Nasdaq National Market.

(3) Previously paid.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell these securities, and it is + +not soliciting an offer to buy these securities in any jurisdiction where the +
+offer or sale is not permitted.                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS     SUBJECT TO COMPLETION, DATED NOVEMBER 1, 1999

                                4,000,000 Shares

                [LOGO OF MISSION CRITICAL SOFTWARE APPEARS HERE]

                                  Common Stock

  This is a public offering of common stock by Mission Critical Software, Inc. Of the 4,000,000 shares of common stock being sold in this offering, 1,500,000 shares are being sold by Mission Critical Software and 2,500,000 shares are being sold by the selling stockholders. Mission Critical Software will not receive any of the proceeds from the sale of shares by the selling stockholders.

                                  -----------

  Our common stock is traded on the Nasdaq National Market under the symbol MCSW. On October 28, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $59.875.

                                  -----------

                                                              Per
                                                             Share     Total
                                                             ------ -----------
Public offering price....................................... $      $
Underwriting discounts and commissions...................... $      $
Proceeds to Mission Critical Software, before expenses...... $      $
Proceeds to selling stockholders, before expenses........... $      $

  Mission Critical Software has granted the underwriters an option for a period of 30 days to purchase up to 600,000 additional shares of common stock.

                                  -----------

         Investing in the common stock involves a high degree of risk.
                    See "Risk Factors" beginning on page 7.

                                  -----------

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HAMBRECHT & QUIST
      ROBERTSON STEPHENS
                 SOUNDVIEW TECHNOLOGY GROUP
                                                           DAIN RAUSCHER WESSELS
                                   a division of Dain Rauscher Incorporated

November   , 1999.

               [GRAPHICAL DEPICTION OF THE EXTENDED ENTERPRISE.]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Forward-Looking Statements...............................................  20
Use of Proceeds..........................................................  20
Price Range of Common Stock..............................................  20
Dividend Policy..........................................................  21
Capitalization...........................................................  21
Selected Financial Data..................................................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  23
Business.................................................................  38
Management...............................................................  51
Certain Transactions.....................................................  62
Principal and Selling Stockholders.......................................  66
Description of Capital Stock.............................................  69
Shares Eligible for Future Sale..........................................  72
Underwriting.............................................................  74
Legal Matters............................................................  76
Experts..................................................................  76
Where You Can Find Additional Information................................  76
Index to Financial Statements............................................ F-1

                               ----------------

                               PROSPECTUS SUMMARY

  You should read this summary together with the more detailed information, our financial statements and the notes thereto and the risks of investing in our common stock discussed under "Risk Factors" before making an investment decision. Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                        Mission Critical Software, Inc.

  We provide systems administration and operations management software products for corporate and Internet-based Windows NT networks. Our OnePoint product suite is designed to improve the reliability, performance and security of even the most complex computing environments by simplifying and automating key systems management functions. Our products can be deployed quickly, are based on an open and extensible architecture and are easy to use.

  In today's corporate networks, organizations are installing Windows NT servers in greater quantities and are using these servers to address a broadening scope of business needs. For example, Windows NT servers are increasingly being used to run web sites and web server farms--Internet-based networks composed of hundreds of thousands of linked Windows NT servers--and to support electronic commerce and application hosting initiatives. In a survey of Fortune 1000 information technology managers, Forrester Research found that, on average, those managers expected 60% of their servers to run on Windows NT by the year 2000.

  The growing complexity of corporate and Internet-based Windows NT networks has placed increasing pressure on systems administrators to maintain reliable network operations. To improve both the efficiency and effectiveness of such networks, businesses are increasingly using systems management software solutions. International Data Corporation projects that the market for software products that manage 32-bit Windows operating systems will grow from $1.8 billion in 1998 to $8.1 billion by 2003.

  Our OnePoint product suite is designed to facilitate Internet systems management--the centralized management of critical systems infrastructure and applications for the extended enterprise. Customers can use our products to monitor, manage, administer and secure a wide range of resources in the Windows NT environment including web server farms, electronic commerce and corporate servers, workstations and applications. OnePoint enables companies to automate labor-intensive tasks, such as security monitoring and administration, and to minimize the need for customization by incorporating rules into our software. OnePoint is also designed to ease the transition from other operating systems, such as Novell Netware, to Windows NT by providing systems administrators with the ability to test implementations and convert systems incrementally.

  Our primary strategic objective is to maintain and strengthen our position as a leading provider of systems management software for corporate and Internet-based Windows NT networks. Our product strategy focuses on expanding our OnePoint suite and facilitating migration to and management of the Windows 2000 operating system. In addition, we intend to expand our operations management capabilities and to increase our products' ability to administer and monitor other operating systems. Our sales strategy focuses on selling new and existing products to existing customers, large corporations and international organizations. We intend to build on these selling efforts by targeting mid-sized companies as well as online retailers, Internet service providers, electronic commerce service providers and other companies for which Windows NT systems management products are a growing operational necessity. To support these strategic efforts, we intend to leverage and expand our extensive, existing Microsoft relationship that includes the sharing of technology, joint marketing and sales efforts. Microsoft also uses our OnePoint Operations Manager product for its global Internet and corporate datacenters. We believe we are well positioned to anticipate Microsoft's evolving product strategy and to capitalize on joint sales and marketing programs.

  As of September 30, 1999, our products had been installed by over 700 customers, including more than 50 of the 1999 Fortune 100 companies and some of the largest Internet datacenters in the world. We market and sell our products worldwide through a network of sales offices and distribution partners. Our products have been adopted in a wide variety of industries, including banking and finance, energy, healthcare, insurance and pharmaceuticals. Representative customers include Dell Computer, Dow Chemical, Ericsson, GTE, Johnson & Johnson, Lockheed Martin, Microsoft, Nortel, USAA and Wells Fargo.

  Mission Critical Software was formed in Delaware in July 1996, and we began operations in September 1996. Since our inception in 1996, we have incurred substantial costs to develop our technology and products, to recruit and train personnel for our engineering, sales and marketing and technical support departments, and to establish an administrative organization. As a result, we incurred net losses in fiscal 1997 and fiscal 1998 and only achieved marginal profitability in fiscal 1999 and the first quarter of fiscal 2000.

  We maintain a web site at www.missioncritical.com. Information contained on our web site does not constitute part of this prospectus. Our principal executive offices are located at 13939 Northwest Freeway, Houston, Texas 77040, and our telephone number is (713) 548-1700.

                                  The Offering

Common Stock offered by Mission Critical
 Software................................... 1,500,000 shares
Common Stock offered by the selling
 stockholders............................... 2,500,000 shares
Common Stock to be outstanding after this
 offering................................... 15,507,567 shares
Use of proceeds............................. For capital expenditures, working capital and general corporate
                                             purposes.
Nasdaq National Market symbol............... MCSW

  The number of shares of common stock outstanding after this offering is based on 14,007,567 shares outstanding as of September 30, 1999. This number excludes 4,520,363 shares of common stock issuable upon exercise of stock options and 190,000 shares of common stock issuable upon exercise of warrants outstanding as of September 30, 1999 with weighted average exercise prices of $8.27 and $1.50 respectively. This number also excludes 3,232,903 shares of common stock available for future issuance under our 1997 Stock Option Plan, 250,000 shares reserved for issuance under our 1999 Director Option Plan and 600,000 shares reserved for sale under our 1999 Employee Stock Purchase Plan.

                         Summary Financial Information

  The following table sets forth summary financial data for our company. Our total operating income (loss) reflects:

  . amortization of stock option compensation of $532,000 in the fiscal year ended June 30, 1999 and $290,000 for the three months ended September 30, 1999;

  . abandoned lease costs of $1.0 million for the fiscal year ended June 30, 1999 and a recovery of $295,000 of those costs in the three months ended September 30, 1999; and

  . a write-off of acquired in-process research and development of $1.5 million in the period ended June 30, 1997.

  The information under "As Adjusted" reflects the application of the net proceeds from the sale by us of 1,500,000 shares of common stock in this offering at an assumed public offering price of $59.875 per share and the deduction of the estimated underwriting discount and estimated offering expenses. Basic and diluted net income (loss) per share applicable to common stockholders for each period presented reflects the excess of consideration paid to redeem preferred stock and dividends in arrears on our company's preferred stock.

                                                                 Three Months
                                 July 19, 1996   Year Ended          Ended
                                  (inception)     June 30,       September 30,
                                  to June 30,  ----------------  --------------
                                     1997       1998     1999     1998    1999
                                 ------------- -------  -------  ------  ------
                                    (in thousands, except per share data)
Statement of Operations Data:
  Revenue.......................    $ 4,267    $14,376  $24,827  $4,665  $9,020
  Operating income (loss).......     (3,500)    (2,379)      43      33     786
  Net income (loss).............     (3,323)    (2,316)     342      76   1,018
  Basic net income (loss) per
   share........................    $ (1.44)   $ (2.47) $ (0.25) $(0.07) $ 0.10
  Diluted net income (loss) per
   share........................      (1.44)     (2.47)   (0.25)  (0.07) $ 0.06
  Pro forma basic net income per share (unaudited)....  $  0.04
                                                        =======
  Pro forma diluted net income per share (unaudited)..  $  0.03
                                                        =======

                                                             September 30, 1999
                                                             -------------------
                                                             Actual  As Adjusted
                                                             ------- -----------
                                                               (in thousands)
Balance Sheet Data:
  Cash and cash equivalents................................. $62,187  $146,480
  Working capital...........................................  52,242   136,535
  Total assets..............................................  69,700   153,993
  Long-term debt, less current maturities...................      --        --
  Total stockholders' equity................................  55,641   139,934

                                 RISK FACTORS

  Any investment in our common stock involves a high degree of risk. You should consider the risks described below carefully and all of the information contained in this prospectus before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Our business and prospects are difficult to evaluate because we have a limited operating history

  Our company was founded in July 1996. We have a limited operating history. An investor in our common stock must consider the risks and difficulties we may encounter as an early stage company in a new and rapidly evolving market. These risks and difficulties include our:

  . ability to develop competitive products;

  . need to expand our sales and support organizations;

  . reliance on our strategic relationship with Microsoft;

  . competition;

  . need to manage changing operations;

  . dependence upon key personnel; and

  . general economic conditions.

  We cannot be certain that our business strategy will be successful or that we will successfully manage these risks. If we fail to address adequately any of these risks or difficulties, our business would likely suffer.

We have a history of losses and may experience losses in the future

  Since our inception, we have incurred significant net losses and only achieved marginal profitability in the fiscal year ended June 30, 1999 and the three months ended September 30, 1999. We expect to continue to incur significant sales and marketing, product development and administrative expenses. As a result, we will need to generate significant revenue to maintain profitability. We cannot be certain that we will achieve, sustain or increase profitability in the future.

  We anticipate that our expenses will increase substantially in the foreseeable future as we:

  . increase our direct sales and marketing activities, by expanding our North American and international direct sales forces and extending our telesales efforts;

  . develop our technology, expand our OnePoint product suite and create and market products that operate with the commercial release version of Windows 2000;

  . expand our indirect distribution channels; and

  . pursue strategic relationships and acquisitions.

  Any failure to significantly increase our revenue as we implement our product and distribution strategies would materially adversely affect our business, operating results and financial condition.

We may not be able to sustain our current revenue growth rates

  Although our revenue has grown rapidly in recent years, we do not believe that we will maintain this rate of revenue growth because of the difficulty of maintaining high percentage increases as the base of revenue increases. In addition, growing competition, the incremental manner in which customers convert their networks to Windows NT and our inexperience in selling our products to small organizations could also affect our revenue growth. Our efforts to expand our software product suites, sales and marketing activities, direct and indirect distribution channels and maintenance and support functions and to pursue strategic relationships or acquisitions may not succeed or may prove more expensive than we anticipate. As a result, we cannot predict our future operating results with any degree of certainty and our quarterly operating results may vary significantly from quarter to quarter.

Our ability to accurately forecast our quarterly sales is limited and our costs are relatively fixed in the short-term, so our quarterly operating results and our stock price may fluctuate

  Our ability to accurately forecast our quarterly sales is limited, which makes it difficult to predict the quarterly revenue that we will recognize. As a result, we believe that quarter to quarter comparisons of our financial results are not necessarily meaningful, and investors should not rely on them as an indication of our future performance.

  Historically, a majority of our revenue has been attributable to the licensing of our software products. Changes in the mix of our revenue, including the mix between higher margin software products and somewhat lower margin maintenance, could adversely affect our operating results for future quarters.

  As a result of our limited operating history, we cannot forecast operating expenses based on historical results. If we have a shortfall in revenue in relation to our expenses, we may be unable to reduce our expenses quickly enough to avoid lower quarterly operating results. Many of our costs are fixed in the short-term. For example, in September 1999 we moved to a new 70,000 square feet office in Houston, Texas for which we have a five year lease. We do not know whether our business will grow rapidly enough to absorb the costs of this facility. In either case, lower quarterly results could adversely affect the market price of our common stock.

We have relied and expect to continue to rely on sales of licenses for our OnePoint Administrator products for our revenue and a decline in sales of this product could cause our revenues to fall

  Historically, we have derived the substantial majority of our license revenue from the sale of our OnePoint Administrator products. During the fiscal years ended June 30, 1998 and 1999 and the three months ended September 30, 1999, sales of OnePoint Administrator products accounted for approximately 88%, 82% and 74% of our license revenue, respectively. We expect that these products will continue to account for a large portion of our license revenue for the foreseeable future. Our future operating results depend on the continued market acceptance of our OnePoint Administrator products and future enhancements to our OnePoint Administrator products. Any factors adversely affecting the pricing of, demand for or market acceptance of our OnePoint Administrator products, including competition or technological change, could cause our revenue to decline and our business to suffer.

  We introduced a new version of our OnePoint Operations Manager product in October 1999. To date, this product has accounted for only a limited portion of our revenue. However, our future growth and profitability will depend on our ability to increase sales of our OnePoint Operations Manager product.

Our revenue could decline substantially if our existing customers do not continue to purchase additional licenses from us

  We rely on sales of additional licenses for our products to our existing customers. In the fiscal year ended June 30, 1999 and the three months ended September 30, 1999, additional sales to our existing customers represented approximately 50% and 65% of our license revenue. If we fail to sell additional licenses for our products and maintenance to our existing customers, we would experience a material decline in total revenue. Even if we are successful in selling our products to new customers, the rate of growth of our revenue could be materially and adversely affected if our existing customers do not continue to purchase a substantial number of additional product licenses from us.

Risks Related to Microsoft

Our business is dependent on the adoption of Windows NT and Windows 2000 to run corporate and Internet-based computer networks and a decrease in their rates of adoption could cause our revenues to decline

  For the foreseeable future, we expect substantially all of our revenue to continue to come from sales of our Windows NT systems management products. As a result, we depend on the growing use of Windows NT for corporate and Internet-based networks. If the role of Windows NT does not increase as we anticipate, or if it in any way decreases, our revenues would decline. In addition, if users do not accept Windows 2000, or if there is a wide acceptance of other existing or new operating systems that provide enhanced capabilities, our business would likely suffer.

  Windows 2000 may not gain market acceptance if its launch is delayed beyond its expected release date. In addition, users of previous versions of Windows NT may decide to migrate to another operating system due to the delays or to improved functionality of some other vendor's operating system. Windows 2000 may address more of the needs of our customers for systems administration and operations management, in which case our customers would not need to purchase our products to perform those functions. In addition, we cannot be sure that we will be able to successfully redevelop our products to work with Windows 2000 at the same or better levels of functionality than our products work with the current version of Windows NT. Even if we successfully develop products for Windows 2000, our customers may not choose our products for technical, cost, support or other reasons. If users of large corporate and Internet-based Windows 2000 networks do not widely adopt and purchase our products, our revenues and business will suffer.

If our introduction of new systems management software products for Windows
  2000 is not successful, our revenues could decline

  We are currently expanding our OnePoint product suite to support the commercial release version of the Windows 2000 operating system, which has been announced by Microsoft but is not currently available. Our OnePoint product suite currently supports the current pre-release version of Windows 2000 Server. If we do not successfully develop, market and sell products that support the commercial release version of Windows 2000, our business and future operating results would suffer. In addition, we must introduce new versions of our products to support the commercial release version of Windows 2000 shortly after its release by Microsoft. If we fail to introduce our new products within a short time after the commercial release of Windows 2000, the delay may cause customers to forego purchases of our products and purchase those of our competitors.

We depend on our marketing, product development and sales relationship with Microsoft, and if this relationship suffers, our customers would likely purchase other vendors' systems management software products

  We believe that our success in penetrating our target markets depends in part on our ability to maintain our strategic marketing, product development and sales relationship with Microsoft. We believe our relationship with Microsoft is important in order to validate our technology, facilitate broad market acceptance of our products and enhance our sales, marketing and distribution capabilities. If we are unable to maintain and enhance our existing relationship with Microsoft or develop a similar relationship with another major operating system vendor, we may have difficulty selling our products.

  We rely heavily on our relationship with Microsoft and attempt to coordinate our product offerings with the future releases of Microsoft's operating systems, particularly the commercial release version of Windows 2000. Microsoft may not notify us of feature enhancements to its products prior to new releases of its operating systems in the future. In that case, we may not be able to introduce products on a timely basis that capitalize on new operating system releases and feature enhancements.

  We have entered into several agreements with Microsoft Corporation. For example in June 1999, Microsoft indicated its intention to use our Windows NT
4.0 to Windows 2000 migration tools in its

Windows 2000 offerings, and we also work with Microsoft to provide coordinated technical support to Microsoft's enterprise customers. Federal and state regulatory authorities have recently initiated broad antitrust actions against Microsoft. We cannot predict to what extent these antitrust actions may affect our relationship with Microsoft, although these actions may narrow the scope of Windows NT sites and applications where Microsoft may incorporate our products designed to support Windows 2000.

Risks Related to Our Sales Efforts

If we experience any increase in the length of our sales cycle, our quarterly operating results could become more unpredictable and our stock price may decline as a result

  To date, our customers have taken an average of three months to evaluate our products. Our customers tend to deploy our products by purchasing licenses for one product at a time and for use with a small number of servers and clients. We anticipate that the sales cycle for other OnePoint products will be similar to the sales cycle we previously experienced for OnePoint Administrator products and OnePoint Operations Manager. If customers begin to evaluate our products for an enterprise-wide initial deployment, our sales cycle could lengthen and our license revenue and operating results might vary significantly from period to period. In addition, enterprise-wide initial deployments could also erode per-user license fees even though our average sales price might increase.

If we are unable to expand our sales operations, we may not be able to expand our business

  In order to increase market awareness and sales of our products, we will need to substantially expand our direct and indirect sales operations, both domestically and internationally. To date, we have relied primarily on our direct sales force to sell our products. Our products and maintenance require a sophisticated sales effort targeted at several people within our prospective customers' information technology departments. We have recently expanded our direct sales force and plan to hire additional sales personnel. Competition for qualified sales people is intense, and we might not be able to hire the kind and number of sales people we are targeting.

We may not be able to expand our business if we do not successfully utilize systems integrators or consulting service providers in our selling efforts

  To date, we have not yet significantly utilized systems integrators or consulting service providers in our selling efforts for our software products. We intend to explore relationships with systems integrators but have little or no experience negotiating agreements with systems integrators and consulting service providers, engaging in joint selling activities with systems integrators and consulting service providers or providing support to their end-user customers. Our business and sales may suffer if we fail to enter into agreements with systems integrators and/or consulting service providers or if we fail to successfully and profitably perform our obligations under those agreements. In addition, our revenue could decline if selling our products through systems integrators or consulting service providers results in lower margins per license and those sales replace a substantial portion of our direct sales.

If we are unable to expand our customer service and support organization, we may not be able to retain our customers and attract new customers

  The complexity of distributed computing systems requires highly trained customer service and support personnel to assist the customer with installation and deployment. We currently have a small customer service and support organization and will need to increase our staff to support new customers and the expanding needs of our existing customers. Hiring customer service and support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of the Windows NT and Windows 2000 operating environments.

Our expansion to international markets could reduce our operating margins due to the higher costs of stationing employees abroad or commissions paid to foreign distributors to make it profitable for them to sell our products

  We must expand the number of distributors who sell our products or our direct international sales presence to increase our international sales. We may experience reduced operating margins if we incur the higher costs of stationing employees overseas without realizing corresponding improvements in international revenues. In addition, we cannot be certain that we will be able to attract distributors that market our products effectively or provide timely and cost-effective customer support and service. We cannot be certain that any distributor will continue to represent our products or that our distributors will devote a sufficient amount of effort and resources to selling our products in their territories. We may also experience lower operating margins due to the different cost structure of our direct sales model versus an indirect commission or discount based model if international revenue increases as a percentage of our total revenue.

  To date, we have entered into agreements with only a small number of distribution partners and have only recently begun to employ direct sales staff outside North America. We are expanding our indirect distribution channels outside of North America. If we are unable to generate increased international sales through an indirect distribution model, we will incur higher personnel costs by hiring direct sales staff. We may not realize corresponding increases in revenue from a direct international sales staff, and our operating margins may decline. If we elect to establish more direct sales staff outside the United States, varying employment policies and regulations among countries may reduce our flexibility in managing headcount and, in turn, managing personnel-related expenses.

  Even if we are able to successfully expand our direct and indirect international selling efforts, we cannot be certain that we will be able to create or increase international market demand for our products. We also expect that if we increase our sales in Europe, our operating results may be lower in our quarters ending September 30 due to the summer slowdown in Europe.

Our business and prospects are difficult to evaluate, because we may close a large number of transactions in a given quarter with the effect of reducing selling opportunities in the following quarter or because there are fewer selling opportunities in the summer months

  In the quarter ended September 30, 1998, our revenue and operating results were lower relative to the prior quarter. We believe this decline resulted from the substantial number of transactions our sales staff closed in the prior quarter, our fourth fiscal quarter, and because there were fewer selling opportunities in the summer months. If this seasonality were to continue in the future, our quarter to quarter operating results could be unpredictably affected.

Our revenues may suffer if customers demand extensive consulting or other support services with our software products because we do not have a consulting staff as our products are designed to require little external support or consulting to be installed and used successfully

  Our products are designed to require little or no support from us to be implemented quickly and effectively by our customers. Many of our competitors offer extensive consulting services in addition to software products. If we introduced a product that required extensive consulting services for installation and use or if our customers wanted to purchase from a single vendor a menu of items that includes extensive consulting services, we would be required to change our business model. We would be required to hire and train consultants, outsource the consulting services or enter into a joint venture with another company that could provide those services. If these events were to occur, our revenue would likely suffer because customers would choose another vendor or we would incur the added expense of hiring and retaining consulting personnel.

Risks Related to Competition Within Our Industry

If we fail to compete successfully in our highly competitive industry, including against some of Microsoft's products, our revenues may decline

  We face competition from different sources, and we must compete effectively against other current and future competitors to retain and expand our customer base. If we fail to retain and expand our customer base, our revenues could decline substantially.

  We believe the principal factors that will draw end-users to a systems management software product include:

  . depth of product functionality;

  . ability to work natively with Windows NT and Windows 2000;

  . scalability;

  . product quality and performance, conformance to industry standards, competitive price and customer support.

To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance our products and sales channels. Any pricing pressures or loss of market share resulting from our failure to compete effectively could reduce our revenue.

  We also believe that Microsoft, or systems management software vendors, each of which are also currently competing with us, could enhance their products to include the functionality that we currently provide in our products. If these vendors include such functionality as standard features of their products, our software solutions could become obsolete. Even if the functionality of the standard features of these products is more limited than ours, we face a substantial risk that a significant number of customers would elect to keep this limited functionality rather than purchase additional software.

  We may face competition in the future from established companies that have not previously entered the Windows NT systems management software market or from emerging software companies. Barriers to entry in the software market are relatively low. Increased competition may negatively affect our business and future operating results due to price reductions, higher selling expenses and a reduction in our market share.

Our revenue could be reduced if our industry consolidates further or our products are not competitive with larger suites

  Microsoft and systems management software vendors may not only develop their own systems management solutions, but they may also acquire or establish cooperative relationships with our current competitors, including smaller private companies. Because Microsoft and these vendors have significant financial and organizational resources available, they may be able to quickly penetrate the Windows NT systems management software market by leveraging the technology and expertise of smaller companies and utilizing their extensive distribution channels. We expect that the software industry and providers of systems management solutions, in particular, will continue to consolidate. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

Our products may become obsolete if other vendors' products are no longer compatible with ours or other vendors bundle their products with those of our competitors

  Our ability to sell our products also depends, in part, on the compatibility of our products with other vendors' software and hardware products, particularly those provided by Microsoft. Developers of these products may change their products so that they will no longer be compatible with our products. These other vendors may also decide to bundle their products with other systems management products for promotional purposes. If that were to happen, our business and future operating results may suffer as we may be priced out of the market or no longer be able to offer commercially viable products.

We may not succeed in developing and marketing new products for our OnePoint suite, and our operating margins may decline as a result

  We are planning the release of additional products for our OnePoint suite that function with Windows NT and the commercial release version of Windows 2000. Developing these capabilities and other required features for the release of new products will require significant additional expenses and development resources. For example, we cannot be certain that our entry into the file administration segment of the systems management software market with our OnePoint Operations Manager or OnePoint File Administrator products will be successful or that our customers will widely accept and adopt these products.

Risks Related to Our Products' Dependence on Intellectual Property

Systems management software products are subject to rapid technological change due to changing operating system software and network hardware and software configurations, and our products could be rendered obsolete by new technologies, such as Windows 2000

  The systems management software market is characterized by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. Our products could be rendered obsolete if products based on new technologies are introduced or new industry standards emerge. For example, our products will become obsolete if we do not develop and distribute products that operate with Windows 2000 and provide functionality beyond the native Windows 2000 functionality.

  Client/server computing environments are inherently complex. As a result, we cannot accurately estimate the life cycles of our software products. New products and product enhancements can require long development and testing periods, which depend significantly on our ability to hire and retain increasingly scarce and technically competent personnel. Significant delays in new product releases or significant problems in installing or implementing new product releases could seriously damage our business. We have, on occasion, experienced delays in the scheduled introduction of new and enhanced products and cannot be certain that we will avoid similar delays in the future.

  Our future success depends upon our ability to enhance existing products, develop and introduce new products, satisfy customer requirements and achieve market acceptance. We cannot be certain that we will successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner.

Our software products rely on our intellectual property, and any failure by us to protect our intellectual property could enable our competitors to market products with similar features that may reduce demand for our products

  Our success and ability to compete are substantially dependent upon our internally developed technology that is incorporated in the source code for our products. We protect our intellectual property through a combination of copyright, trade secret and trademark law. However, to date we have not registered any of our trademarks under applicable law. We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to our source code and other intellectual property and the distribution of our software, documentation and other proprietary information. We believe that such measures afford only limited protection. Others may develop technologies that are similar or superior to our technology or design around the copyrights and trade secrets we own. We license our software products primarily under shrink wrap licenses, which are licenses included as part of the product packaging. Shrink wrap licenses are not negotiated with or signed by individual customers and purport to take effect upon the opening of the product package. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as those in the United States. Our means of protecting our proprietary rights may be inadequate.

Our products employ technology that may infringe the proprietary rights of others, and we may be liable for significant damages

  Substantial litigation regarding intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. We are not aware that our products employ technology that infringes any proprietary rights of third parties. However, third parties may claim that we infringe their intellectual property rights. Any claims, with or without merit, could:

  . be time-consuming to defend;

  . result in costly litigation;

  . divert our management's attention and resources;

  . cause product shipment delays; or

  . require us to enter into royalty or licensing agreements.

These royalty or licensing agreements may not be available on terms acceptable to us, if at all. A successful claim of product infringement against us or our failure or inability to license the infringed or similar technology could adversely affect our business because we would not be able to sell the impacted product without redeveloping it or incurring significant additional expenses.

We have experienced significant growth and change in our business and our failure to manage this growth and any future growth could harm our business

  We continue to increase the scope of our operations and have grown our headcount substantially. At June 30, 1998 we had a total of 92 employees, at June 30, 1999 we had a total of 163 employees and at September 30, 1999 we had a total of 193 employees. Our productivity and the quality of our products may be adversely affected if we do not integrate and train our new employees quickly and effectively. We also cannot be sure that our revenues will continue to grow at a sufficient rate to absorb the costs associated with a larger overall headcount, as well as recruiting-related expenses.

We face risks from our international operations due to our limited international experience

  In the fiscal year ended June 30, 1999 and the three months ended September 30, 1999, customers outside North America accounted for 22% and 18% of our license revenue. We plan to increase our international sales activities, but we have no experience in developing foreign language translations of our products and little experience marketing and distributing our products internationally.

  We conduct direct sales activities in England, France and Germany and indirect activities in Europe, Australia and Brazil. Our international operations are subject to other inherent risks, including:

  . the impact of recessions in economies outside the United States;

  . greater difficulty in accounts receivable collection and longer collection periods;

  . unexpected changes in regulatory requirements;

  . difficulties and costs of staffing and managing foreign operations;

  . reduced protection for intellectual property rights in some countries;

  . potentially adverse tax consequences; and

  . political and economic instability.

Our revenue may be exposed to exchange rate fluctuations, and our products may not be competitive due to exchange rate instability

  Our international sales are generally denominated in the United States dollar. We do not currently engage in currency hedging activities. Although exposure to currency fluctuations to date has been insignificant, future fluctuations in currency exchange rates may adversely affect our future revenue from international sales. We may also be less competitive than a vendor whose products are sold in the local currency during times of exchange rate instability. We expect that if our international sales operations increase substantially, we will be required to price our products and pay our expenses in foreign currencies and may be subject to currency exchange risk.

We have completed our initial assessment of our Year 2000 readiness and any Year 2000 problems with our products or our internal systems and software could result in third party claims

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As a result, software that records only the last two digits of the calendar year may not be able to determine whether "00" means 1900 or 2000. This may result in software failures or the creation of erroneous results.

  We have completed our initial assessment of our Year 2000 readiness. We have concluded our investigation and performed testing to determine whether each component of our OnePoint product suite and our products in development are Year 2000 compliant. Our software products operate in complex system environments and directly and indirectly interact with a number of other hardware and software systems. Despite the investigation and testing by us and our partners, our software products and the underlying systems and protocols running our products may contain errors or defects associated with Year 2000 date functions. We are unable to predict to what extent our business may be affected if our software or the systems that operate in conjunction with our software experience a material Year 2000 failure. Known or unknown errors or defects that affect the operation of our software could result in:

  . delay or loss of revenue, cancellation of customer contracts;

  . diversion of development resources;

  . damage to our reputation;

  . increased maintenance and warranty costs; and

  . litigation costs,

any of which could adversely affect our business, financial condition and results of operations.

  Despite investigation and testing by us, our internal systems and/or software may contain errors or defects associated with Year 2000 date functions. We are unable to predict to what extent our core business functions may be affected if our internal systems or software experience a material Year 2000 failure. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Year 2000 Readiness" for a description of our Year 2000 readiness efforts.

We must continue to hire and retain sales and research and development staff to sustain our revenue growth

  We intend to hire a significant number of additional sales, support, marketing and research and development personnel in calendar 1999 and 2000. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Our future success and ability to sustain our revenue growth also depend upon the continued service of our executive officers and other key sales, marketing and support personnel, particularly since we have experienced disruption from the turnover of senior management in the past. In addition, our products and technologies are complex and we are substantially dependent upon the continued service of our existing engineering personnel, and especially Thomas P. Bernhardt, one of our founders and our Chief Technology Officer. The loss of any of our key employees could adversely affect our business and slow our product development processes particularly since neither our Chief Executive Officer nor our Chief Financial Officer is bound by a noncompetition or nonsolicitation agreement. We do not have key person life insurance policies covering any of our employees.

  To achieve our business objectives, we may recruit and employ skilled technical professionals from other countries to work in the United States. Limitations imposed by federal immigration laws and the availability of visas could materially adversely affect our ability to attract necessary qualified personnel. This may have a negative effect on our business and future operating results.

Errors in our products or the failure of our products to conform to specifications could result in our customers demanding refunds from us or asserting claims for damages against us

  Because our software products are complex, they could contain errors or bugs that can be detected at any point in a product's life cycle. While we continually test our products for errors and work with customers through our customer support services to identify and correct bugs in our software, we expect that errors in our products will continue to be found in the future. Although many of these errors may prove to be immaterial, any of these errors could be significant. Detection of any significant errors may result in:

  . the loss of or delay in market acceptance and sales of our products;

  . diversion of development resources;

  . injury to our reputation; or

  . increased maintenance and warranty costs.

These problems could harm our business and future operating results. In the past we have discovered errors in some of our products and have experienced delays in the shipment of our products during the period required to correct these errors. These delays have principally related to new versions and product update releases. To date none of these delays has materially affected our business. However, product errors or delays in the future could be material, including any product errors or delays associated with the introduction of our new products or the versions of our products that support Windows 2000. Occasionally, we have warranted that our products will operate in accordance with specified customer requirements. If our products fail to conform to these specifications, customers could demand a refund for the software license fee paid to us or assert claims for damages.

  Moreover, because our products administer critical distributed computing systems services, we may receive significant liability claims if our products do not work properly. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. However, these limitations may not preclude all potential claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any such claims, whether or not successful, could seriously damage our reputation and our business.

We will face risks if we undertake acquisitions

  We may make investments in complementary companies, products or technologies. If we buy a company, we could have difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in assimilating the acquired technology or products into our operations.

These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. We also expect that we would incur substantial expenses if we acquired other businesses or technologies. Furthermore, we may use the proceeds of this offering, incur debt or issue equity securities to pay for any future acquisitions. If we issue additional equity securities, our stockholders could experience dilution. As of the date of this prospectus, we have no agreements or understandings regarding any future acquisitions.

Risks Related to this Offering

Our stock will likely be subject to substantial price and volume fluctuations due to a number of factors, many of which will be beyond our control, that may prevent our stockholders from reselling our common stock at a profit

  The securities markets have experienced significant price and volume fluctuations and the market prices of the securities of software companies have been especially volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response the market price of our common stock could decrease significantly. Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

We have broad discretion in how we use the proceeds of this offering, and we may not use such proceeds effectively

  Our management could spend most of the proceeds from this offering in ways with which our stockholders may not agree. We cannot predict that the proceeds will be invested to yield a favorable return. Our primary purpose in conducting this offering is to increase the number of shares of our common stock available to be resold in the public market. As of the date of this prospectus, we plan to use the proceeds from this offering for working capital and general corporate purposes. We may also use the proceeds in future strategic acquisitions but do not have any acquisitions planned. Until we need to use the proceeds of this offering, we plan to invest the net proceeds in investment grade, interest-bearing securities.

Our officers and persons affiliated with our directors influence our business and hold a substantial portion of our stock and could reject mergers or other business combinations that a stockholder may believe are desirable

  We anticipate that our directors, officers and individuals or entities affiliated with our directors will beneficially own approximately 32.0% of our outstanding common stock as a group after this offering closes. Acting together, these stockholders would be able to significantly influence all matters that our stockholders vote upon, including the election of directors and mergers or other business combinations.

The provisions of our charter documents may inhibit potential acquisition bids that a stockholder may believe is desirable, and the market price of our common stock may be lower as a result

  Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. The issuance of preferred stock may result in the loss of voting control to other stockholders. We have no current plans to issue any shares of preferred stock.

  Our charter documents contain anti-takover devices including:

  . only one of the three classes of directors is elected each year;

  . the ability of our stockholders to remove directors without cause is limited;

  . the right of stockholders to act by written consent has been eliminated;

  . the right of stockholders to call a special meeting of stockholders has been eliminated; and

  . a requirement of advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock. As a result, these provisions may prevent the market price of our common stock from increasing substantially in response to actual or rumored takeover attempts. These provisions may also prevent changes in our management.

Delaware law may inhibit potential acquisition bids; this may adversely affect the market price of our common stock, discourage merger offers and prevent changes in our management

  Section 203 of the Delaware General Corporation Law may inhibit potential acquisition bids for our company. We are subject to the antitakeover provisions of the Delaware General Corporation Law, which regulate corporate acquisitions. Delaware law will prevent us from engaging, under certain circumstances, in a "business combination" with any "interested stockholder" for three years following the date that the interested stockholder became an interested stockholder unless our board of directors or a supermajority of our uninterested stockholders agree. For purposes of Delaware law, a "business combination" includes a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, Delaware law defines an "interested stockholder" as any holder beneficially owning 15% or more of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by the holder. Under Delaware law, a corporation may opt out of the foregoing antitakeover provisions. We do not intend to opt out of the antitakeover provisions of Delaware Law.

The substantial number of shares that will be eligible for sale in the near future could cause our common stock price to fall

  Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. See "Shares Eligible for Future Sale" on page 72 for information regarding the number of shares that may be sold in the future by our existing stockholders and optionees.

We may have contingent liability arising out of a possible violation of
  Section 5 of the Securities Act of 1933 in connection with electronic mail sent to employees and other potential participants in the proposed directed share program

  As part of our initial public offering in August 1999, Mission Critical and the underwriters initially determined to make available up to 175,000 shares at the initial public offering price for employees and other persons associated with our company. On or after July 14, 1999, our executive officers sent electronic mail with respect to this proposed directed share program to all of our employees and those other persons. At most, we believe that 181 employees and approximately 250 other individuals might have received or had access to the electronic mail. This electronic mail set forth certain procedural aspects of the proposed directed share program and informed the recipients that they might have an opportunity to participate in the proposed directed share program. We did not deliver a preliminary prospectus for our initial public offering to the individuals who received the electronic mail prior to sending the electronic mail. Although we later provided a preliminary prospectus to each of our employees who received the electronic mail, we did not provide a preliminary prospectus to the other persons who were invited to participate in the proposed directed shares program. Our underwriters in the initial public offering also did not deliver a preliminary prospectus to the proposed directed shares program participants. Mission Critical may have a contingent liability arising out of a possible violation of Section 5 of the Securities Act of 1933 in connection with the electronic mail sent to other potential participants in the proposed directed share program. In light of the events discussed above, Mission Critical and the underwriters terminated the directed shares program, and took steps to prevent any potential participants in the proposed directed share program from purchasing any shares in the initial public offering. Any liability would depend upon the number of shares purchased by the recipients of such electronic mail. If any such liability is asserted, we will contest the matter strenuously. We do not believe that any such liability would be material to our financial condition.

We may be subject to damages or be required to indemnify our officers and directors if current litigation by one of our stockholders is decided against our company, our officers or directors or if we enter into a settlement.

  We received correspondence from Commerce Funding Corporation, one of our stockholders, alleging that we failed to give it proper notice of its right of first refusal with respect to the proposed resale of 250,000 shares of our stock by two of our stockholders. We filed a petition seeking a declaratory judgement that Mission Critical has no liability with respect to Commerce Funding Corporation's claims on July 1, 1999. On August 2, 1999, Mission Critical, our Chief Executive Officer and Chief Financial Officer were named as defendants in a complaint filed by Commerce Funding Corporation. The parties to these actions are now conducting discovery. We believe that Commerce Funding Corporation's claims are without merit and intend to vigorously defend the complaint. If Commerce Funding Corporation were to be awarded a judgement in its complaint or we were unable to obtain the relief we have requested, we would be required to indemnify our officers with respect to legal fees, pay our legal expenses and possibly those of Commerce Funding Corporation. In addition, even if Commerce Funding Corporation's claims are denied, this litigation could distract our officers and directors from the day to day management of our business and cause us to incur substantial legal expenses.

                           FORWARD-LOOKING STATEMENTS

  This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results.

                                USE OF PROCEEDS

  We estimate that the net proceeds from the sale of the 1,500,000 shares of common stock that we are selling in this offering will be approximately $84.3 million ($118.2 million if the underwriters exercise their over-allotment option in full) based on an assumed public offering price of $59.875 per share and after deducting the estimated underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the 2,500,000 shares being sold by the selling stockholders.

  The principal purpose of this offering is to increase the number of shares of our common stock available to be resold in the public market. We currently expect to use the net proceeds from this offering primarily for working capital and general corporate purposes, as well as estimated capital expenditures of $3.0 million over the next 12 months to support our increased global sales and marketing headcount and increased research and development headcount. In addition, we may use a portion of the net proceeds for further development of our product lines through acquisitions of or investments in products, technologies and businesses. However, we currently have no present commitments or agreements with respect to any acquisitions or investments. Pending these uses, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

  Our common stock has been traded on the Nasdaq National Market under the Symbol MCSW since August 5, 1999. The following table sets forth for the periods indicated the high and low sale prices of our common stock, as reported by the Nasdaq National Market.

                                                                  High     Low
                                                                 ------- -------
      Fiscal year ending June 30, 2000
        First Quarter (from August 4, 1999)..................... $47.125 $16.00
        Second Quarter (through October 28, 1999)............... $69.25  $39.625

  On October 28, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $59.875. As of September 30, 1999, there were 14,007,567 shares of our common stock outstanding held by approximately 154 holders of record.

                                DIVIDEND POLICY

  We have never declared or paid any dividends on our capital stock. In July 1997, we repurchased 950,000 shares of our Series A preferred stock from one holder for which the excess of the redemption price over the carrying value of the related Series A preferred stock is classified as a dividend for financial reporting purposes. The repurchase of Series A preferred occurred in connection with our Series C preferred stock financing and was for the purpose of allocating our stock among our classes of capital stock as the parties had agreed. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

  The following table shows our capitalization as of September 30, 1999. The as adjusted information reflects the sale and issuance of 1,500,000 shares of our common stock by us in this offering at an assumed public offering price of $59.875 per share and the deduction of the estimated underwriting discount and estimated offering expenses. You should read the information presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 24 and the financial statements and the related notes beginning on page F-1.

  The outstanding share information excludes 8,795,000 shares of common stock reserved for issuance under our 1997 stock option plan, of which 4,520,363 shares were subject to outstanding options as of September 30, 1999 at a weighted average exercise price of $8.27 and 190,000 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.50. In addition, the outstanding share information also excludes:

  . a reserve of 250,000 shares for our 1999 Director Option Plan; and

  . a reserve of 600,000 shares for our 1999 Employee Stock Purchase Plan.

                                                           September 30, 1999
                                                           --------------------
                                                           Actual   As Adjusted
                                                           -------  -----------
                                                             (in thousands)
Long-term debt, less current portion...................... $    --   $     --
Stockholders' equity:
  Preferred stock, $0.001 par value; 5,000,000 shares
   authorized; no shares issued and outstanding--
   actual and as adjusted.................................      --         --
  Common stock, $0.001 par value; 50,000,000 shares
   authorized, 14,007,567 issued and outstanding--actual;
   50,000,000 shares authorized, 15,507,567 shares issued
   and outstanding--as adjusted...........................      14         16
  Additional paid-in capital..............................  64,401    148,692
  Deferred stock compensation.............................  (1,590)    (1,590)
  Accumulated deficit.....................................  (7,184)    (7,184)
                                                           -------   --------
    Total stockholders' equity............................  55,641    139,934
                                                           -------   --------
      Total capitalization................................ $55,641   $139,934
                                                           =======   ========

                            SELECTED FINANCIAL DATA

  The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 23 and our financial statements and the notes thereto beginning on page F-1 of this prospectus. The statement of operations data set forth below for the period from July 19, 1996 (our inception) to June 30, 1997 and the fiscal years ended June 30, 1998 and 1999 are derived from our audited financial statements included elsewhere in this prospectus. The balance sheet data set forth below as of June 30, 1998 and 1999 are derived from our audited financial statements included elsewhere in this prospectus. The balance sheet data set forth below as of June 30, 1997 are derived from our audited financial statements not included elsewhere in this prospectus. The statement of operations data for the three months ended September 30, 1998 and 1999 and the balance sheet data set forth below as of September 30, 1999 are derived from our unaudited financial statements included elsewhere in this prospectus. We prepared the unaudited financial statements on the same basis as the audited financial statements, and in our opinion, these unaudited statements contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position. These historical results are not necessarily indicative of results to be expected for any future period.

                                                                 Three Months
                                                Year Ended       Ended Sept.
                               July 19, 1996     June 30,            30,
                               (inception) to ----------------  ---------------
                               June 30, 1997   1998     1999     1998     1999
                               -------------- -------  -------  -------  ------
                                   (in thousands, except per share data)
Statement of Operations Data:
  Revenue:
    License..................     $ 4,087     $12,767  $21,067  $ 4,052  $7,442
    Maintenance..............         180       1,609    3,760      613   1,578
                                  -------     -------  -------  -------  ------
      Total revenue..........       4,267      14,376   24,827    4,665   9,020
  Cost of revenue:
    Cost of license..........         206         392      380       96      90
    Cost of maintenance......         142         933      914      226     256
                                  -------     -------  -------  -------  ------
      Total cost of revenue..         348       1,325    1,294      322     346
                                  -------     -------  -------  -------  ------
      Gross margin...........       3,919      13,051   23,533    4,343   8,674
  Operating expenses:
    Sales and marketing......       3,554       9,590   13,480    2,479   4,774
    Research and develop-
     ment....................       1,317       3,612    5,986    1,223   2,161
    General and administra-
     tive....................         973       2,228    2,458      576     958
    Amortization of deferred
     stock compensation......          --          --      532       32     290
    Abandoned lease costs
     (recovery)..............          --          --    1,034       --    (295)
    Acquired in-process re-
     search and development..       1,575          --       --       --      --
                                  -------     -------  -------  -------  ------
      Total operating ex-
       penses................       7,419      15,430   23,490    4,310   7,888
                                  -------     -------  -------  -------  ------
  Operating income (loss)....      (3,500)     (2,379)      43       33     786
  Other income, net..........           2          63      299       43     412
                                  -------     -------  -------  -------  ------
  Income (loss) before income
   taxes.....................      (3,498)     (2,316)     342       76   1,198
  Income tax expense
   (benefit).................        (175)         --       --       --     180
                                  -------     -------  -------  -------  ------
  Net income (loss)..........      (3,323)     (2,316)     342       76   1,018
  Excess of consideration
   paid to redeem preferred
   stock and
   dividends in arrears......        (181)     (3,714)  (1,059)    (264)     --
                                  -------     -------  -------  -------  ------
  Net income (loss) applica-
   ble to common stockhold-
   ers.......................     $(3,504)    $(6,030) $  (717) $  (188) $1,018
                                  =======     =======  =======  =======  ======
  Basic net income (loss) per
   share applicable to common
   stockholders..............     $ (1.44)    $ (2.47) $ (0.25) $ (0.07) $ 0.10
                                  =======     =======  =======  =======  ======
  Diluted net income (loss)
   per share applicable to
   common stockholders.......     $ (1.44)    $ (2.47) $ (0.25) $ (0.07) $ 0.06
                                  =======     =======  =======  =======  ======
  Pro forma basic net income
   per share (unaudited).....                          $  0.04
                                                       =======
  Pro forma diluted net in-
   come per share (unau-
   dited)....................                          $  0.03
                                                       =======


                                  June 30,
                           -------------------------
                                                      Sept. 30,
                            1997     1998     1999      1999
                           -------  -------  -------  ---------
Balance Sheet Data:                 (in thousands)
  Cash and cash equiva-
   lents.................. $   299  $ 4,575  $11,031   $62,187
  Working capital (defi-
   cit)...................  (2,523)   3,241    4,176    52,242
  Total assets............   4,595   10,958   17,786    69,700
  Long-term debt, less
   current maturities.....      33      352       81        --
  Redeemable convertible
   preferred stock........   3,189   13,179   13,179        --
  Total stockholders' eq-
   uity (deficit).........  (3,520)  (8,516)  (7,224)   55,641

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  You should read the following discussion and analysis in conjunction with the our financial statements and the notes thereto beginning on page F-1 of this prospectus and the Selected Financial Data above. Except for historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements include, among others, those statements including the words "expects," "anticipates," "intends," "believes" and similar language. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include the risks discussed in the section titled "Risk Factors" beginning on page 7 of this prospectus.

Overview

  We provide systems administration and operations management software products for corporate and Internet-based Windows NT networks. Our OnePoint product suite is designed to improve the reliability, performance and security of even the most complex computing environments by simplifying and automating key systems management functions. Our products can be deployed quickly, are based on an open and extensible architecture and are easy to use.

  We derive our revenue from the sale of software product licenses and maintenance. Currently, all of our product license revenue is derived from our OnePoint suite and principally our OnePoint Administrator products. In the periods from July 19, 1996, our inception, to June 30, 1997 ("fiscal 1997"), the fiscal year ended June 30, 1998 ("fiscal 1998"), the fiscal year ended June 30, 1999 ("fiscal 1999") and the three months ended September 30, 1999, sales of OnePoint Administrator products accounted for approximately 100%, 88%, 82% and 74% of our license revenue, respectively. We expect that these products will continue to account for a large portion of our license revenue for the foreseeable future.

  We recognize product license revenue when:

  . persuasive evidence of an agreement exists;

  . customer acceptance periods, if any, have been completed;

  . the product and the permanent license key have been delivered;

  . we have no remaining significant obligations;

  . the license fee is fixed or determinable; and

  . collection of the fee is probable.

Our products are generally priced based on the number of users and servers managed. Our per seat licenses for our OnePoint product suite modules start at $9 per managed user account, and our per server license fees begin at $495 per server. Customization or extensive on-site implementation services are generally not required for our customers to install and use our products. Sales transactions generally include one year of maintenance. Our customers typically purchase maintenance agreements annually, and we price maintenance agreements based on a percentage of the product license fee. Customers purchasing maintenance agreements receive unspecified product upgrades and electronic, Internet-based technical support and telephone support. We recognize revenue from maintenance agreements ratably over the term of the agreement, typically one year. We record cash receipts from customers for renewal maintenance agreements as deferred revenue. The timing and amount of cash receipts from customers can vary significantly depending on specific contract terms and can therefore have a significant impact on the amount of our deferred revenue in any given period.

  Any factors adversely affecting the pricing of, demand for or market acceptance of our OnePoint product suite, such as competition or technological change, could materially adversely affect our business, operating results and financial condition. Of particular importance is the continued acceptance of Windows NT as a server operating system in corporate and Internet-based networks. We believe that Windows NT and Windows 2000 Server, once released, will continue to be an integral part of the corporate and Internet-based client/server environments.

  Cost of revenue consists of:

     .amortization of acquired technology;

     .costs to manufacture, package and ship our products;

     .personnel; and

     .other expenses related to providing maintenance.

  Since our inception in 1996, we have incurred substantial costs to develop our technology and products, to recruit and train personnel for our engineering, sales and marketing and technical support departments, and to establish an administrative organization. We anticipate that our operating expenses will increase substantially in the future as we increase our sales and marketing operations, develop new distribution channels, fund greater levels of research and development, broaden our technical support and improve our operational and financial systems. Accordingly, we will need to generate significant quarterly revenues to maintain profitability. In addition, our limited operating history makes it difficult for us to predict future operating results and, accordingly, there can be no assurance in future quarters that we will achieve or sustain revenue growth or profitability.

  We apply Statement of Financial Accounting Standards No. 86 ("SFAS 86"), "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" to software technologies we develop internally. We include internal development costs in research and development, and we expense those costs as they are incurred. SFAS 86 requires the capitalization of certain internal development costs once technological feasiblity is established, which, based upon our development process, generally occurs upon the completion of a working model. As the time period between the completion of a working model and the general availability of our products has not been significant, we have not capitalized any software development costs to date.

  We have grown rapidly, and our total revenue has increased from $4.3 million in fiscal 1997 to $14.4 million in fiscal 1998, $24.8 million in fiscal 1999 and $9.0 million in the three months ended September 30, 1999. Historically, our revenue has been attributable primarily to sales in North America. In fiscal 1997, fiscal 1998, fiscal 1999 and the three months ended September 30, 1999, license revenue attributable to sales outside of North America accounted for approximately 16%, 17%, 22% and 18% of our total license revenue, respectively. We plan to expand our international operations significantly as we believe international markets represent a significant growth opportunity. Consequently, we anticipate that international revenue will increase as a percentage of total revenue in the future. If international revenue continues to increase as a percentage of total revenue, we may experience a corresponding increase in cost of sales, because of higher personnel costs for overseas locations and commission expenses related to distributions that may impact our operating results. Our sales are generally denominated in United States dollars and as a result our current exposure to foreign exchange fluctuations is minimal. As our international sales and operations expand, we anticipate that our exposure to foreign currency fluctuations will increase.

  In fiscal 1997, fiscal 1998, fiscal 1999 and the three months ended September 30, 1999, maintenance revenue comprised 4%, 11%, 15% and 18% of our total revenue, respectively. We expect maintenance revenue to continue to increase as a percentage of total revenue if our number of customers increases and if the number of customers entering into annual maintenance agreements increases. If maintenance revenue increases as a percentage of total revenue, our gross margin as a percentage of total revenue will decrease because of lower margins on maintenance revenue due to incremental maintenance support costs.

  In fiscal 1999 and the three months ended September 30, 1999, approximately 50% and 65% of our license revenue was derived from additional purchases by existing customers. If we fail to sell additional licenses to our existing customers, we could experience a material decline in total revenue.

  In view of the rapidly changing nature of our business and our limited operating history, we believe that period to period comparisons of our revenue and operating results are not necessarily meaningful and should not be relied upon as indications of our future performance. Additionally, despite our revenue growth for all but one quarter since inception, we do not believe that historical growth rates are necessarily sustainable or indicative of future growth.

  In June 1997, we acquired in-process research and development from our United Kingdom distributor, Serverware, Ltd. The total consideration paid in connection with the acquisition was $2.6 million. We capitalized $1.1 million as acquired technology and recorded a one time charge of $1.5 million for the write-off of in-process research and development. Since the acquisition, we have amortized $52,500 of the acquired technology per quarter as a cost of revenue. The remaining $515,000 will be amortized quarterly until 2002.

  During fiscal 1999, we recorded deferred stock compensation of $2.8 million in connection with certain stock option grants. We amortize deferred stock compensation over the vesting period of the related award. We record this amortization as a noncash expense in accordance with Accounting Principles Board Opinion No. 25.

  We had 193 employees at September 30, 1999, a substantial increase from 50, 92 and 163 at June 30, 1997, 1998 and 1999, respectively. This rapid growth has placed significant demands on our management and operational resources. In order to manage our growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. In addition, we expect that future expansion will continue to challenge our ability to hire, train, motivate and manage our employees. Competition is intense for highly qualified technical, sales and marketing and management personnel. If our total revenue does not increase relative to our operating expenses, our management systems do not expand to meet increasing demands, we fail to attract, assimilate and retain qualified personnel or our management otherwise fails to manage our expansion effectively, we would experience a decline in our revenue and operating results.

Historical Results of Operations

  The following table sets forth the results of our operations expressed as a percentage of total revenues. Our historical operating results are not necessarily indicative of the results for any future period.

                                           Percentage of Revenue
                                  --------------------------------------------
                                                                Three Months
                                                 Year Ended         Ended
                                  July 19, 1996   June 30,      September 30,
                                  (inception) to -------------  --------------
                                  June 30, 1997  1998    1999    1998    1999
                                  -------------- -----   -----  ------  ------
Revenue:
  License........................      95.8%      88.8%   84.9%   86.9%   82.5%
  Maintenance....................       4.2       11.2    15.1    13.1    17.5
                                      -----      -----   -----  ------  ------
      Total revenue..............     100.0      100.0   100.0   100.0   100.0
Cost of revenue:
  Cost of license................       4.8        2.7     1.5     2.1     1.0
  Cost of maintenance............       3.3        6.5     3.7     4.8     2.8
                                      -----      -----   -----  ------  ------
      Total cost of revenue......       8.1        9.2     5.2     6.9     3.8
                                      -----      -----   -----  ------  ------
      Gross margin...............      91.9       90.8    94.8    93.1    96.2
Operating expenses:
  Sales and marketing............      83.3       66.7    54.3    53.1    52.9
  Research and development.......      30.9       25.1    24.1    26.2    24.0
  General and administrative.....      22.8       15.5     9.9    12.3    10.6
  Amortization of deferred stock
   compensation..................        --         --     2.1     0.7     3.2
  Abandoned lease costs
   (recovery)....................        --         --     4.2      --    (3.2)
  Acquired in-process research
   and development...............      36.9         --      --      --      --
                                      -----      -----   -----  ------  ------
      Total operating expenses...     173.9      107.3    94.6    92.4    87.5
                                      -----      -----   -----  ------  ------
Operating income (loss)..........     (82.0)     (16.5)    0.2     0.7     8.7
Other income, net................        --        0.4     1.2     0.9     4.6
                                      -----      -----   -----  ------  ------
Income (loss) before income
 taxes...........................     (82.0)     (16.1)    1.4     1.6    13.3
Income tax expense (benefit).....      (4.1)        --      --      --     2.0
                                      -----      -----   -----  ------  ------
Net income (loss)................     (77.9)%    (16.1)%   1.4%    1.6%   11.3%
                                      =====      =====   =====  ======  ======

Comparison of Three Months Ended September 30, 1998 and 1999

Revenue

  Our revenue was $4.7 million and $9.0 million for the three months ended September 30, 1998 and 1999, respectively, representing an increase of $4.3 million or 93% from the three months ended September 30, 1998 to the three months ended September 30, 1999. This increase was attributable to an increase in our customer base resulting in substantial growth in product license and maintenance revenue, as well as additional sales to our existing customers.

  License. License revenue was $4.1 million and $7.4 million for the three months ended September 30, 1998 and 1999, respectively. License revenue represented 86.9% and 82.5% of total revenue for the three months ended September 30, 1998 and 1999, respectively. License revenue increased 84% from the three months ended September 30, 1998 to the three months ended September 30, 1999. The increase in license revenue in absolute dollars was primarily attributable to increased unit sales of our products. The decrease of license revenue as a percentage of total revenue was primarily due to an increase in first year maintenance sold with the product licenses and, to a lesser extent, the number of renewal maintenance agreements purchased.

  Maintenance. Maintenance revenue was $613,000 and $1.6 million for the three months ended September 30, 1998 and 1999, respectively. Maintenance revenue represented 13.1% and 17.5% of total revenue for the three months ended September 30, 1998 and 1999, respectively. Maintenance revenue increased 157% from the three months ended September 30, 1998 to the three months ended September 30, 1999. This increase resulted primarily from the growth in software license revenue, as new software licenses are generally sold with one year of maintenance, and, to a lesser extent, renewals of maintenance agreements by existing customers.

Cost of Revenue

  License. License costs consist primarily of the amortization of acquired technology and to a lesser extent the expenses incurred to manufacture, package and ship our products. License costs were $96,000 and $90,000 in the three months ended September 30, 1998 and 1999, respectively. License costs represented 2.4% and 1.2% of license revenue in the three months ended September 30, 1998 and 1999, respectively. Acquired technology is being expensed over periods ranging from three to five years. The 6.3% decrease in absolute dollars was attributable to a reduction in amortization cost as acquired technology became fully amortized. The decrease as a percentage of revenue was primarily a result of increased growth of revenue in relation to amortization expense for acquired technology, which remained basically unchanged from period to period. We expect license costs to decrease in the future due to the reduction in amortization expense as acquired technology becomes fully amortized.

  Maintenance. Maintenance costs include salary expense and other related costs for our technical support. Maintenance costs were $226,000 and $256,000 in the three months ended September 30, 1998 and 1999, respectively. Maintenance costs represented 36.9% and 16.2% of maintenance revenue in the three months ended September 30, 1998 and 1999, respectively. The 13.3% increase in absolute dollars was attributable to the increase of our average headcount from 8 to 13 in our technical support department. The decrease in maintenance costs as a percentage of maintenance revenue was primarily attributable to increased growth of revenue in relation to maintenance costs and increased utilization of our technical support staff. We expect maintenance costs to increase in the future as we continue to expand our customer base.

Operating Expenses

  Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries, commissions, payroll taxes and employee benefits as well as travel, entertainment and discretionary marketing expenses. Sales and marketing expenses were $2.5 million and $4.8 million in the three months ended September 30, 1998 and 1999, respectively. Sales and marketing expenses represented 53.1%, and 52.9% of total revenue in the three months ended September 30, 1998 and 1999, respectively. The increases in the absolute dollar level of sales and marketing expenses were primarily due to increases in sales and marketing personnel, which increased from 43 as of September 30, 1998 to 98 at September 30, 1999 and commission expense as a result of our revenue growth. To a lesser extent, increases in marketing expenditures for tradeshows and marketing brochures and related materials also contributed to the absolute dollar increases. Discretionary marketing expense for the three months ended September 30, 1999 increased 27% from the three months ended September 30, 1998 as compared to our revenue increases of 93% for the same respective periods. The decreases in sales and marketing expenses as a percentage of total revenue reflected the increased productivity of our sales force. We expect sales and marketing expenses to increase as we continue to hire additional sales and marketing personnel.

  Research and Development Expenses. Research and development expenses consist primarily of salaries, bonuses, payroll taxes, employee benefits and other costs attributable to research and development activities. Research and development expenses were $1.2 million and $2.2 million in the three months ended September 30, 1998 and 1999, respectively. Research and development expenses represented 26.2% and 24.0% of total revenue in the three months ended September 30, 1998 and 1999, respectively. The increases in the absolute dollar level of research and development expense were attributable to recruiting costs, salaries and benefits associated with hiring of additional research and development staff, which increased from 28 as of September 30, 1998, to 61 at September 30, 1999. To a lesser extent, the absolute dollar level of research and development expense increased as a result of additional infrastructure, such as office space, computer equipment and development software to support these employees. The infrastructure cost increased by 89% from the three months ended September 30, 1998 to the three months ended September 30, 1999 compared to an overall increase in research and development expense of 77% for the same respective periods. The declines in research and development expense as a percentage of total revenue reflected the increase of revenue at a faster rate than the increase in research and development expenses. We expect research and development expenses to increase as we continue to hire additional research and development personnel to develop new OnePoint products and to develop products for Windows 2000 Server.

  General and Administrative Expenses. General and administrative expenses consist primarily of salaries, bonuses, payroll taxes, employee benefits and certain non-allocable administrative costs. General and administrative expenses were $576,000, and $958,000 in the three months ended September 30, 1998 and 1999, respectively. General and administrative expenses represented 12.3% and 10.6% of total revenue in the three months ended September 30, 1998 and 1999, respectively. The absolute dollar increase was primarily related to approximately $200,000 in consulting cost associated with vesting of deferred stock compensation and costs associated with expansion and relocation of our facilities and related infrastructure and the recruiting costs, salaries and benefits associated with the hiring of additional administrative personnel to support our increased sales, marketing and development activities. General and administrative personnel increased from 16 as of September 30, 1998 to 21 at September 30, 1999. The decreases in general and administrative expenses as a percentage of total revenue reflected increased absorption of fixed costs over a larger revenue base. We expect general and administrative expenses to increase as we expand our infrastructure and incur additional costs as a result of being a public company.

  Amortization of Deferred Stock Compensation. We amortized approximately $32,000 and $290,000 of deferred stock compensation in the three months ended September 30, 1998 and 1999, respectively. We expect to amortize the remaining $1.6 million of deferred stock compensation through fiscal 2003.

  Abandoned Lease Costs (Recovery). During fiscal 1999, we took a charge of $1,034,000 for the abandonment of an office facility leased through January 2003 and write-off of its related infrastructure. This charge was primarily for the future lease costs and required exit fees. At the time of the charge, it was determined that potential recovery or avoidance of these costs would be remote. On September 15, 1999, we were released from a portion of the lease and consequently reduced the amount accrued by $295,000 for amounts no longer due.

Other Income, Net

  Other income, net is generated primarily from the interest earned on cash and cash equivalents. Other income, net was $43,000 and $412,000 in the three months ended September 30, 1998 and 1999, respectively. The growth in other income, net was primarily the result of increased cash and cash equivalent balances from the proceeds of our initial public offering.

Income Taxes

  We did not record a provision for income taxes in the three months ended September 30, 1998, because we had generated net operating loss carryforwards of approximately $3.5 million since our inception. A full valuation allowance was recorded due to the uncertainty of our ability to recognize the future benefits of such losses. Our net operating loss carryforwards begin to expire in 2012. In the future, our utilization of the net operating loss carryforwards may be subject to substantial annual limitations due to the ownership change regulations contained in the Internal Revenue Code of 1986 and similar state provisions. These annual limitations may result in the expiration of the net operating loss carryforwards and other tax credits before we are able to use them.

  The provision for income tax expense for the three months ended September 30, 1999 was $180,000, or 15% of pre-tax income. The difference in the effective rate versus the statutory U.S. tax rate is primarily due to the impact of tax benefits associated with the anticipated utilization of net operating loss carryforwards during fiscal 2000.

Comparison of Fiscal Years Ended June 30, 1997, 1998 and 1999

Revenue

  Our revenue was $4.3 million, $14.4 million, and $24.8 million in fiscal 1997, 1998 and 1999, respectively, representing increases of $10.1 million or 237% from fiscal 1997 to 1998 and $10.5 million or 73% from fiscal 1998 to 1999. These increases were attributable to an increase in our customer base resulting in substantial growth in product license and maintenance revenue, as well as additional sales to our existing customers. In fiscal 1997, one customer accounted for approximately 11% of total revenue. No one customer accounted for greater than 10% of total revenue during fiscal 1998 or fiscal 1999.

  License. License revenue was $4.1 million, $12.8 million and $21.1 million in fiscal 1997, 1998 and 1999, respectively. License revenue represented 95.8%, 88.8% and 84.9% of total revenue in fiscal 1997, 1998 and 1999, respectively. License revenue increased 212% from fiscal 1997 to 1998 and 65% from fiscal 1998 to 1999. The increases in license revenue in absolute dollars were primarily attributable to increased unit sales of our product. The decreases of license revenue as a percentage of total revenue were primarily due to an increase in first year maintenance sold with the product licenses and, to a lesser extent, the number of renewal maintenance agreements purchased.

  Maintenance. Maintenance revenue was $180,000, $1.6 million and $3.8 million in fiscal 1997, 1998 and 1999, respectively. Maintenance revenue represented 4.2%, 11.2% and 15.1% of total revenue for fiscal 1997, 1998 and 1999, respectively. Maintenance revenue increased 794% from fiscal 1997 to 1998 and 134% from fiscal 1998 to 1999. These increases resulted primarily from the growth in software license revenue, as new software licenses are generally sold with one year of maintenance, and, to a lesser extent, renewals of maintenance agreements by existing customers.

Cost of Revenue

  License. License costs were $206,000, $392,000 and $380,000 in fiscal 1997, 1998 and 1999, respectively. License costs represented 5.0%, 3.1% and 1.8% of license revenue in fiscal 1997, 1998 and 1999, respectively. A majority of license costs relates to the amortization of acquired technology that is being expensed over periods ranging from three to five years. The 90.3% increase in absolute dollars from fiscal 1997 to fiscal 1998 was attributable to amortization of technology acquired in June 1997. The decreases as a percentage of revenue were primarily a result of increased growth of revenues relative to the growth in amortization expense for acquired technology.

  Maintenance. Maintenance costs were $142,000, $933,000 and $914,000 in fiscal 1997, 1998 and 1999, respectively. Maintenance costs represented 78.9%, 58.0% and 24.3% of maintenance revenue in fiscal 1997, 1998 and 1999, respectively. The 557% increase in the absolute dollars from fiscal 1997 to 1998 was attributable to the increase of our average headcount from two to 10 in our technical support department. The declines in maintenance costs as a percentage of maintenance revenue were primarily attributable to increased maintenance revenue and, to a lesser extent, increased utilization of our technical support staff.

Operating Expenses

  Sales and Marketing Expenses. Sales and marketing expenses were $3.6 million, $9.6 million and $13.5 million in fiscal 1997, 1998 and 1999, respectively. Sales and marketing expenses represented 83.3%, 66.7% and 54.3% of total revenue in fiscal 1997, 1998 and 1999, respectively. The increases in the absolute dollar level of sales and marketing expenses were primarily due to increases in sales and marketing personnel, which increased from 24 as of June 30, 1997 to 42 at June 30, 1998 and 72 at June 30, 1999, and commission expense as a result of our revenue growth. To a lesser extent, increases in marketing expenditures for tradeshows and marketing brochures and related materials also contributed to the absolute dollar increases. The increase in discretionary marketing expense was 238% from fiscal 1997 to 1998 and 145% from fiscal 1998 to 1999 as compared to our revenue increases of 237% and 73% for the same respective periods. The decreases in sales and marketing expenses as a percentage of total revenue reflected the increased productivity of our sales force.

  Research and Development Expenses. Research and development expenses were $1.3 million, $3.6 million and $6.0 million in fiscal 1997, 1998 and 1999, respectively. Research and development expenses represented 30.9%, 25.1% and 24.1% of total revenue in fiscal 1997, 1998 and 1999, respectively. The increases in the absolute dollar level of research and development expense were attributable to recruiting costs, salaries and benefits associated with hiring of additional research and development staff, which increased from 11 as of June 30, 1997, to 21 at June 30, 1998 and to 61 as of June 30, 1999. To a lesser extent, the absolute dollar level of research and development expense increased as a result of additional infrastructure, such as additional office space required by the personnel growth, and additional computer equipment and development software, to support these employees. The infrastructure cost increased by 129.1% from fiscal 1997 to 1998 and 70.3% from fiscal 1998 to 1999 compared to an overall increase in research and development expense of 174% and 65.7% for the same respective periods. The declines in research and development expense as a percentage of total revenue reflected the increase of revenue at a faster rate than the increase in research and development expenses.

  General and Administrative Expenses. General and administrative expenses were $973,000, $2.2 million and $2.5 million in fiscal 1997, 1998 and 1999, respectively. General and administrative expenses represented 22.8%, 15.5% and 9.9% of total revenue in fiscal 1997, 1998 and 1999, respectively. The absolute dollar increases were primarily related to costs associated with the expansion of our facilities and related infrastructure and the recruiting costs, salaries and benefits associated with the hiring of additional administrative personnel to support our increased sales, marketing and development activities. General and administrative personnel increased from eight as of June 30, 1997 to 18 at June 30, 1998 and to 19 atJune 30, 1999. Our facility rent cost increased 317% from fiscal 1997 to 1998 and 31.3% from fiscal 1998 to 1999. The decreases in general and administrative expenses as a percentage of total revenue reflected increased absorption of fixed costs over a larger revenue base.

  Amortization of Deferred Stock Compensation. We amortized approximately $532,000 of deferred stock compensation in fiscal 1999. We did not have any deferred stock compensation amortization in fiscal 1997 or 1998.

Other Income, Net

  Other income, net was $2,000, $63,000 and $299,000 in fiscal 1997, 1998 and
1999, respectively. The growth in other income, net was primarily the result of increased cash and cash equivalent balances.

Income Taxes

  In fiscal 1997, we recorded an income tax benefit of $175,000 related to the purchase of our OnePoint Administrator product line. We did not record a provision for federal or state income taxes in either fiscal 1998 or 1999, because we have generated net operating loss carryforwards of approximately $2.4 million from inception through June 30, 1999. As of June 30, 1998 and 1999, we recorded a full valuation allowance for the deferred tax assets related to the future benefits, if any, of these net operating loss carryforwards.

Write-off of Acquired In-Process Research and Development

  In June 1997, we acquired in-process research and development from Serverware, Ltd. for $2.7 million consisting of cash of $100,000, a $2.5 million note payable, a warrant to purchase 333,333 shares of our common stock at an exercise price of $1.50 per share that is exercisable until 2007 and $75,000 of direct costs incurred. No value was allocated to the warrant as the amount was not significant.

  We intended to utilize the acquired in-process research and development to develop an event management product for Windows NT that we did not possess at the time. Our intention was to develop a product that monitored and managed Windows NT and that provided real-time event and problem detection. In order to capitalize on the event management market, our intention was to complete the in-process research and development as quickly as possible and sell and market that product under the name SeNTry. From the date of acquisition to June 30, 1998, we expended approximately 80 person months, or approximately $800,000, to complete and enhance the in-process research and development. In June 1998 we completed SeNTry, which represented the first completed and enhanced version of the acquired technology. We then began internal development of an entirely new event management product, OnePoint Event Manager, the design of which was intended to be more consistent with our long-term product strategy.

  A significant amount of uncertainty existed surrounding the successful development and completion of the research and development acquired, which was estimated to be 70% complete at the date of the acquisition. This was our first attempt to develop event management technology. We were uncertain of our ability to complete the development of a new product within a timeframe acceptable to the market and ahead of competitors. At the time of purchase, the in-process research and development effort had not reached technological feasibility as it lacked many key elements including standardized implementation capabilities, a scalable and extensible architecture, enhanced user interfaces, broad functionality and extensive reporting capabilities.

  We assigned values of $1.5 million to the in-process research and development and $1.1 million to the core technology based on a discounted cash flow model. We based the cash flow projections for revenue on the projected incremental increase in revenue that we expected to receive from the completed acquired in-process research and development. We expected revenue derived from the completed in-process research and development to commence after we completed development of the SeNTry product. We expected revenue from the in-process research and development to continue until the release of OnePoint Operations Manager, which we expect to release in fiscal 2000. We deducted estimated operating expenses and income taxes from estimated revenue to arrive at estimated after-tax cash flows. Projected operating expenses included cost of revenue and general and administrative, customer support and sales and marketing expenses. We estimated operating expenses as a percentage of revenue and based our estimates primarily on projections we prepared.

  The cash flow projections attributable to the core technology included 50% of the net income before tax expense we expected to generate from the completed in-process technology and 15% from the net income before tax expense we expected to generate from OnePoint Operations Manager, an entirely new and internally developed product. We estimated that we would derive revenue from OnePoint Operations Manager through 2004. We deducted estimated operating expenses and income taxes from estimated revenue to arrive at estimated after-tax cash flows. Projected operating expenses included: cost of revenue and general and administrative, customer support and sales and marketing expenses. We estimated operating expenses as a percentage of revenue and based such estimates primarily on projections we prepared.

  We used a rate to discount the net cash flows to present value based on the weighted average cost of capital. We used a discount rate of 35% for valuing the in-process research and development and 25% for the core technology. These discount rates are higher than the implied weighted average cost of capital due to the inherent uncertainties surrounding the successful development of the acquired in-process research and development, the useful life of such in-process research and development, the profitability levels of such in-process research and development, and the uncertainty of technological advances that were unknown at the time.

Quarterly Results of Operations

  The following table presents our operating results for each of the nine quarters in the period ending September 30, 1999. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus. In our opinion, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited financial statements and the notes thereto appearing beginning on page F-1 of this prospectus. These operating results are not necessarily indicative of the results of any future period.

                                                             Quarter Ended
                          -----------------------------------------------------------------------------------
                          Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30,
                            1997      1997     1998     1998     1998      1998     1999     1999     1999
                          --------- -------- -------- -------- --------- -------- -------- -------- ---------
                                                            (in thousands)
Revenue:
 License................   $ 2,040   $2,795   $3,324   $4,608   $4,052    $4,744   $5,645   $6,626   $7,442
 Maintenance............       235      339      501      534      613       760    1,087    1,300    1,578
                           -------   ------   ------   ------   ------    ------   ------   ------   ------
 Total revenue..........     2,275    3,134    3,825    5,142    4,665     5,504    6,732    7,926    9,020
Cost of revenue:
 Cost of license........        98       98       98       98       96        96       99       89       90
 Cost of maintenance....       155      280      245      253      226       215      240      233      256
                           -------   ------   ------   ------   ------    ------   ------   ------   ------
 Total cost of revenue..       253      378      343      351      322       311      339      322      346
                           -------   ------   ------   ------   ------    ------   ------   ------   ------
 Gross margin...........     2,022    2,756    3,482    4,791    4,343     5,193    6,393    7,604    8,674
Operating expenses:
 Sales and marketing....     2,015    2,282    2,294    2,999    2,479     2,912    3,561    4,528    4,774
 Research and
  development...........       822      932      716    1,142    1,223     1,418    1,633    1,712    2,161
 General and
  administrative........       598      504      493      633      576       621      664      597      958
 Amortization of
  deferred stock
  compensation..........        --       --       --       --       32        46      158      296      290
 Abandoned lease costs
  (recovery)............        --       --       --       --       --        --    1,034       --     (295)
                           -------   ------   ------   ------   ------    ------   ------   ------   ------
 Total operating
  expenses..............     3,435    3,718    3,503    4,774    4,310     4,997    7,050    7,133    7,888
                           -------   ------   ------   ------   ------    ------   ------   ------   ------
Operating income
 (loss).................    (1,413)    (962)     (21)      17       33       196     (657)     471      786
Other income, net.......        17       38        7        1       43        80       83       93      412
                           -------   ------   ------   ------   ------    ------   ------   ------   ------
Income (loss) before
 income taxes...........    (1,396)    (924)     (14)      18       76       276     (574)     564    1,198
Income tax expense......        --       --       --       --       --        --       --       --      180
                           -------   ------   ------   ------   ------    ------   ------   ------   ------
Net income (loss).......   $(1,396)  $ (924)  $  (14)  $   18   $   76    $  276   $ (574)  $  564   $1,018
                           =======   ======   ======   ======   ======    ======   ======   ======   ======

  Our revenue has grown in each quarter, other than the quarter ended September 30, 1998, as demand for our products increased. The increases in each quarter were primarily due to the increased unit sales of licenses for our products. Revenue declined in the quarter ended September 30, 1998 because our sales staff closed a substantial number of transactions in the prior quarter, the last quarter of fiscal 1998, and selling opportunities decreased in the summer months.

  Our cost of revenue increased in the quarters ended September 30, 1997 and December 31, 1997 in conjunction with our increases in total revenue; however, starting in the quarter ended March 31, 1998 we began to experience improved productivity on the developed infrastructure which resulted in a leveling off of our cost of maintenance. Our operating expenses have generally increased in absolute dollars each quarter as we have increased staffing in sales and marketing, research and development and general and administrative functions. Sales and marketing expenses increased in the quarter ended June 30, 1998 primarily due to the sales staff achieving sales quotas for fiscal 1998, which resulted in sales commissions and incentives being paid in the fourth quarter and increased levels of discretionary marketing expense. Research and development expenses increased during the quarter ended December 31, 1997 due to contract development costs in conjunction with the purchase of in-process research and development in fiscal 1997 and decreased in the quarter ended March 31, 1998 due to a reduction in development activity as we conducted a search for new corporate management. We hired new management during the quarter ended June 30, 1998 and implemented a new business plan. As a result, all costs increased in the quarter ended June 30, 1998 due to increases in headcount and increased sales and marketing expenditures. Sales and marketing costs decreased in the quarter ended September 30, 1998 due to a reduction in planned marketing activities and lower commission expense as a result of fewer sales. We recorded total deferred stock compensation of $2.4 million in connection with stock options granted during the year ended June 30, 1999. We are amortizing these amounts over the vesting periods of the applicable options, which resulted in amortization expense of $32,000, $46,000, $158,000, $257,000 and $290,000 in the quarters ended September 30, 1998, December 31, 1998, March 31, 1999, June 30, 1999 and September 30, 1999, respectively.

  We recorded deferred stock compensation of $475,000 and related amortization expense of $39,000 in connection with options granted to three former directors who became consultants when they resigned from our board of directors in the quarter ended June 30, 1999. In the three months ended September 30, 1999, the Board of Directors vested these options in full. We consequently recognized the remaining $436,000 of deferred stock compensation during the quarter. Such compensation was allocated to sales and marketing, research and development, and general and administrative expenses.

  As a result of our limited operating history, we cannot forecast operating expenses based on historical results. Accordingly, we base our expenses in part on future revenue projections. Most of our expenses are fixed in nature, and we may not be able to quickly reduce spending if revenue is lower than we have projected. Our ability to forecast our quarterly sales accurately is limited which makes it difficult to predict the quarterly revenue that we will recognize. We expect that our business, operating results and financial condition would be harmed if revenues do not meet projections and our operating results are less than expected.

  We expect that our revenue and operating results may vary significantly from quarter to quarter, and we anticipate that our expenses will increase substantially in the foreseeable future as we:

  . increase our direct sales and marketing activities, including expanding our North American and international direct sales forces and extending our telesales efforts;

  . develop our technology, expand our OnePoint product suite and create and market products that operate with the commercial release version of Windows 2000;

  . expand our indirect distribution channels; and

  . pursue strategic relationships and acquisitions.

  Accordingly, we believe that quarter to quarter comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of one quarter as an indication of future performance.

Liquidity and Capital Resources

  We have funded our operations primarily from license revenue received from inception to September 30, 1999 and the proceeds of approximately $61.1 million from the sale of common stock, preferred stock and warrants. At September 30, 1999, we had cash and cash equivalents of $62.2 million. As of September 30, 1999, we had an accumulated deficit of $7.2 million and working capital of $58.4 million, net of a short-term component of deferred revenue of $6.1 million.

  Our operating activities used net cash of $1.7 million in fiscal 1997 and $439,000 in fiscal 1998 and provided net cash of $7.9 million in fiscal 1999 and $4.8 million in the three months ended September 30, 1999. Net cash used by operating activities in fiscal 1997 and fiscal 1998 was due primarily to net operating losses and increases in accounts receivable. Our operations generated net cash in fiscal 1999 and the three months ended September 30, 1999 primarily due to increased revenue, improved accounts receivable collection efforts and increased liabilities. The increase in liabilities during fiscal 1999 was the result of an accrual for abandoned lease costs and expansion of our operations, including increased commissions, marketing programs, recruiting fees, benefit costs and other infrastructure costs. The increase in liabilities for the three months ended September 30, 1999 was primarily due to increases in deferred maintenance and accounts payable. Deferred maintenance increases are due to higher revenues which typically include initial maintenance and increased amounts of renewal maintenance due to larger amount of cumulative licenses revenue. Accounts payable increases related to costs associated with our new office facility and our initial public offering which had not been paid as of September 30, 1999.

  Our investing activities used net cash of $1.2 million, $492,000, $1.4 million and $1.5 million in fiscal 1997, 1998, 1999 and the three months ended September 30, 1999, respectively. Our investing activities consisted primarily of net purchases of property and equipment.

  Our financing activities provided cash of $3.1 million, $5.2 million and $47.9 million in fiscal 1997, 1998 and the three months ended September 30, 1999, respectively. In fiscal 1997 and fiscal 1998, financing activities consisted primarily of sales of redeemable convertible preferred stock partially offset in fiscal 1998 by the repurchase of 950,000 shares of Series A preferred stock for $2,850,000 and net repayments on debt facilities. In the three months ended September 30, 1999, cash provided from finance activities consisted of net proceeds from our initial public offering. In fiscal 1999, we used $124,000 for financing activities as the repayments on our debt facilities exceeded the generation of cash from the sales of our common stock to employees in connection with the exercise of stock options.

  We anticipate spending at least $1.1 million for office lease payments and approximately $3.0 million for capital expenditures over the next 12 months. We expect capital expenditures to increase over the next several years as we expand facilities and acquire equipment to support our planned expansion in sales and marketing and research and development. We expect to utilize cash resources to purchase additional equipment over the next 12 months.

  In January 1998, we obtained a revolving credit facility of $3.0 million from a commercial bank. We renewed this credit facility in March 1999 and it expires on February 5, 2000. Borrowings under the credit facility bear interest at the bank's prime rate. Under the terms of the loan agreement, all borrowings are collateralized by substantially all of our assets, and we must maintain certain financial ratios and comply with other covenants. At September 30, 1999, we had no borrowings outstanding under the credit facility, and the entire facility was available, subject to a pre-established funding formula, through February 5, 2000. We were in compliance with all covenants as of September 30, 1999, but we cannot assure you that we will be able to continue to comply with our loan covenants in the future.

  We intend to continue to invest heavily in the development of new products and enhancements to our existing products. Our future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of product development efforts and the success of these development efforts, the costs and timing of expansion of sales and marketing activities, the extent to which our existing and new products gain market acceptance, market developments, the costs involved in maintaining and enforcing intellectual property rights, the level and timing of license revenue, available borrowings under line of credit arrangements and other factors. We believe that the proceeds from this offering, together with our current cash and investment balances and any cash generated from operations and from available or future debt financing, will be sufficient to meet our operating and capital requirements for at least the next 12 months. However, it is possible that we may require additional financing within this period. We have no current plans, and we are not currently negotiating, to obtain additional financing following the completion of this offering. The factors described in this paragraph will affect our future capital requirements and the adequacy of our available funds. We may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. We cannot ensure that such funding, if needed, will be available to us on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require us to relinquish our rights to certain of our technologies or products. If we fail to raise capital when needed, our failure could have a negative impact on our operating results and financial condition.

Recent Accounting Pronouncements

  In March 1998, the American Institute of Certified Public Accountants, the AICPA, issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Statement of Position No. 98-1 requires us to capitalize certain costs related to internal use software once certain criteria have been met. We expect that the adoption of Statement of Position No. 98-1 will not have a material impact on our financial position or results of operations. We will be required to implement Statement of Position No. 98-1 for our fiscal year beginning July 1, 2000.

  In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." Statement of Position No. 98-5 requires us to expense all start-up costs related to new operations as incurred. In addition, all start-up costs that were capitalized in the past must be written off when we adopt Statement of Position No. 98-5. We expect that the adoption of Statement of Position No. 98-5 will not have a material impact on our financial position or results of operations. We will be required to implement Statement of Position No. 98-5 for our fiscal year beginning July 1, 2000.

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging activities." SFAS No. 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we expect that the adoption of SFAS No. 133 will not have a material impact on our financial position or results of operations. We will be required to implement SFAS No. 133 for the fiscal year beginning July 1, 2001.

  In December 1998, the AICPA issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." Statement of Position 98-9 amends Statement of Position 98-4, "Deferral of Effective Date of SOP 97-2" to further defer the application of certain passages of Statement of Position 97-2, "Software Revenue Recognition" through fiscal years that begin on or before March 15, 1999. We do not believe that the adoption of Statement of Position 98-9 will have a material effect on our results of operations or financial condition.

Qualitative and Quantitative Disclosures About Market Risk

  We develop products in the United States and sell those products primarily in North America and Europe. In fiscal 1999 and the three months ended September 30, 1999, our license revenue for sales outside North America was 22% and 18% of our total license revenue, respectively. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As all of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets.

  Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we have concluded that we do not have material market risk exposure.

  Our investment policy requires us to invest funds in excess of current operating requirements in:

    .  obligations of the U.S. government and its agencies;

    .  investment grade state and local government obligations;

    . securities of U.S. corporations rated A1 or P1 by Standard & Poors or the Moody's equivalents; and/or

    . money market funds, deposits or notes issued or guaranteed by U.S. and non-U.S. commercial banks meeting certain credit rating and net worth requirements with maturities of less than two years.

  At September 30, 1999, our cash and cash equivalents consisted primarily of demand deposits and money market funds held by large institutions in the U.S., and our short-term investments were invested in corporate debt maturing in less than 60 days.

Year 2000 Readiness

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As a result, software that records only the last two digits of the calendar year may not be able to distinguish whether "00" means 1900 or 2000. This may result in software failures or the creation of erroneous results.

  Our products. We completed a review of the current versions of our products to determine Year 2000 compliance. We have reviewed the software code for each of these applications and believe that we have identified all instances where date specific information is required. We have further investigated whether these date fields contain two or four digits, and have completed efforts to upgrade our software when date fields that contain only two digits were discovered. Based on our review and the results of limited testing, we believe that our OnePoint product suite, when configured and used in accordance with its instruction manual, correctly recognizes date codes after 1999 and functions with four digit date codes. We intend to conduct further tests on all of our new applications to identify areas of deficiency and to develop action plans to correct and upgrade our software code.

  We have finalized our assessment of our Year 2000 readiness. Despite preliminary investigation and testing by us and our partners, our software applications and the underlying hardware systems and protocols running the software may contain undetected errors or defects associated with Year 2000 date functions. Our software applications operate in complex network environments and directly and indirectly interact with a number of other hardware and software systems. We are unable to predict to what extent our business may be affected if our software or the systems that operate in conjunction with our software experience a material Year 2000 failure. Known or unknown errors or defects that affect the operation of our software could result in:

  .  delay or loss of revenue;

  .  cancellation of customer contracts;

  .  diversion of development resources;

  .  damage to our reputation;

  .  increased service and warranty costs; and

  .  litigation costs,

any of which could adversely affect our business, financial condition and results of operation.

  Our software products run on several hardware platforms and the Windows NT and pre-release version of Windows 2000 operating systems. In addition, our software operates in accordance with several external Windows NT protocols, such as http and nntp. Our software is therefore dependent upon the correct processing of dates by these systems and protocols. We have reviewed information made publicly available by our hardware platform partners regarding Year 2000 compliance and researched the date handling capabilities of applicable Windows NT protocols. Based on this research, we do not believe that the underlying systems and protocols that operate in conjunction with our software products contain material Year 2000 deficiencies. However, we have not conducted our own tests to determine to what extent our software running on any of our hardware platforms and in accordance with any of our supported Windows NT protocols fails to properly recognize Year 2000 dates.

  Our state of readiness. Our business depends on the operation of numerous systems that could potentially be impacted by Year 2000 related problems. The systems include:

    . computer and communications hardware and software systems used to deliver services;

    . computer and communications hardware and software systems we use internally to manage our business;

    .  communications networks such as the Internet and private intranets;
       and

    . non-information technology systems and services we use to manage our business, such as telephone, security and building management systems.

  Based on an analysis of all systems potentially impacted by conducting business in the year 2000 and beyond, we pursued a phased approach to making our systems and our operations ready for the year 2000. Beyond an awareness of the issue and scope of systems involved, we have:

    . identified third party product reliance and documented their use in our Year 2000 compliance tests;

    . completed a review of the third-party product for potential date related issues; and

    .  validated and tested technologically-compliant Year 2000 solutions.

  The table below provides a summary of the status and timing of our internal readiness activities:

                 Impacted Systems                                    Status
                 ----------------                                    ------
Hardware and software systems used to develop our                  Completed
products
Hardware and software systems used to manage our                   Completed
business
Communication networks used to develop our products                Completed
Non-information technology systems and services                    Completed

  We use multiple software systems for internal business purposes, including accounting, email, development, human resources, customer service and support and sales tracking systems. All of these applications have been purchased within the preceding 18 months. We conducted research with the vendors about the systems and software that we believe are critical to our business regarding their Year 2000 readiness of the vendors and their products. Each of these vendors has indicated through publicly available information and through their web sites that the vendor believes the vendor's applications are Year 2000 compliant. We have completed operational testing on those systems which are reported to be Year 2000 compliant, and they appear to pass these Year 2000 tests. We updated all systems for which we could not prove Year 2000 readiness with systems which are reported to be Year 2000 compliant which appear to pass our Year 2000 tests.

  Costs to Address Year 2000 Issues. To date, the costs for conducting our assessment have not been material, and with total costs incurred in connection with our Year 2000 project being less than $100,000. We cannot be sure that Year 2000 issues will not be discovered in our products or internal software systems. If any issues are discovered, we cannot be sure that the costs of making such products and systems Year 2000 ready will not harm our business and financial conditions. We believe that it is not possible to determine with complete certainty that all Year 2000 problems affecting us have been identified or corrected. The number of devices and the interactions among these devices are simply too numerous. In addition, no one can accurately predict how many Year 2000 problem-related failures will occur or the severity, duration or financial consequences of these perhaps inevitable failures. As a result, we believe some of the following consequences are possible:

  . we, our customers or our suppliers may experience a significant number of operational inefficiencies that could divert our or their management's time and attention or resources from ordinary business activities;

  . we may become involved in disputes and claims for pricing adjustments or penalties due to Year 2000 problems with our suppliers or customers; and

  . our customers could allege that we failed to comply with the terms of contracts or industry standards, and these allegations could result in the customer cancelling our contract or filing litigation against us.

  Contingency Plans. We are developing contingency plans for handling Year 2000 problems that are not detected and corrected prior to their occurrence. Now that we have completed Year 2000 testing and implementation activities, we will be able to assess areas requiring contingency planning and we expect to institute appropriate contingency planning at that time. Any failure to address any unforseen Year 2000 issues could harm our business. Depending on our systems affected, our Year 2000 contingency plans could include:

  . accelerated replacement of affected equipment or software, resulting in higher equipment expense and depreciation;

  . short to medium term use of backup equipment and software;

  . increased work hours for our staff, resulting in higher compensation expense and possibly higher employee turn-over; and

  . use of contract personnel to correct any Year 2000 problems that arise or to develop manual work arounds for information systems, each on an accelerated schedule.

                                    BUSINESS

  The following business section contains forward-looking statements relating to future events or the future financial performance of Mission Critical Software, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including those set forth in "Risk Factors" and elsewhere in this prospectus.

Overview

  We provide systems administration and operations management software products for corporate and Internet-based Windows NT networks. Our OnePoint product suite is designed to improve the reliability, performance and security of even the largest and most complex computing environments by simplifying and automating key systems management functions. Our products can be deployed quickly, are based on an open and extensible architecture and are easy to use.

  As of September 30, 1999, our products had been installed by over 700 customers, including more than 50 of the 1999 Fortune 100 companies and some of the largest Internet datacenters in the world. We market and sell our products worldwide through a network of sales offices and distribution partners. Our products have been adopted in a wide variety of industries, including banking and finance, energy, healthcare, insurance and pharmaceuticals. Representative customers include Dell Computer, Dow Chemical, Ericsson, GTE, Johnson & Johnson, Lockheed Martin, Microsoft, Nortel, USAA and Wells Fargo.

Industry Background

  The evolution of enterprise computing from centralized, mainframe-based computing to distributed, client/server and Internet-based computing has added substantial complexity to the management of computer network infrastructures. Today's information technology environments are characterized by distributed information systems, applications and networks. Many of these environments have been further complicated by the increasing use of the Internet as a medium for connecting businesses with customers, suppliers and employees. In the increasingly competitive business world, effective use of corporate and Internet-based networks has become a necessity, particularly for companies pursuing electronic commerce strategies. For companies such as online retailers or Internet service providers that generate most of their revenue through electronic commerce, systems issues such as network scalability, security, availability and performance are critical business considerations.

  In today's corporate networks, organizations are installing Windows NT servers in greater quantities and are using these Windows NT servers to address a broadening scope of business needs. Adoption of Windows NT has accelerated as servers running on the Windows NT operating system are increasingly being used to run Internet sites and web server farms -- Internet-based networks composed of hundreds or thousands of linked Windows NT servers -- and to support Internet business and application hosting initiatives. In a survey of Fortune 1000 information technology managers, Forrester Research found that, on average, those managers expected 60% of their servers to run on Windows NT by the end of 2000. International Data Corporation projects that the installed base of Windows NT servers will increase from 1.7 million in 1998 to 3.4 million in 2002.

  The growing complexity of corporate and Internet-based Windows NT networks has placed increasing pressure on systems managers to maintain reliable network operations. These networks must be kept secure and available 24 hours per day, 7 days per week and must be able to support widely distributed global organizations. Failure to ensure these service levels could result in heavy penalties, including a loss of internal productivity and, with the increasing prevalence of electronic commerce, corporate revenue. Although Windows NT servers are flexible and powerful operating systems, they require ongoing management support. To keep Windows NT networks running smoothly, companies have employed large departments of skilled systems administrators. This approach has proven costly and ineffective as the scarcity of skilled systems administrators has made employing these personnel very expensive. To improve both the efficiency and effectiveness of corporate and Internet-based Windows NT networks, businesses are increasingly using systems management software solutions. International Data Corporation projects the size of the market for 32-bit Windows systems management software--the market for software that manages Windows NT and other 32-bit Windows operating systems-- will grow from $1.8 billion in 1998 to $8.1 billion by 2003. To date, these software solutions have addressed two primary functions:

  . Systems Administration. The primary function of systems administration is to create and maintain the data that directs and secures the network operating system. Because of the volume, complexity and importance of the data produced by the operating system, its proper management is critical. Another key role of systems administration is to determine appropriate policies, including those that are designed to secure access to the network, data and applications, and to audit adherence to those policies. The automated application of policies benefits corporate and Internet networks by ensuring consistency in outcomes and reducing the systems administrator hours needed to maintain the network.

  . Operations Management. The primary function of systems operations management is to identify and respond as early as possible to problems such as breaches in security, hardware failures, software crashes and insufficient capacity. These activities are critical to the ongoing operation of corporate and Internet-based networks. For example, security operations management provides mechanisms for notification and response to unauthorized access or policy violations. Another role of systems operation management is to continually monitor the performance, responsiveness and availability of network services so that systems administrators can plan and budget for the frequently needed additions, upgrades and configuration changes.

  Several systems management software companies have attempted to provide this functionality for Windows NT and other operating systems. Their products fall into three general categories:

  . Utilities. Point applications and utilities focus on a specific systems administration problem and attempt to amplify systems administrator efforts. While these often are helpful in workgroup and small network situations, many of them have not been designed and tested to scale to larger networks. The need to evaluate and procure point applications and utilities one by one is costly. Many of these applications and utilities also require substantial systems administrator time for integration with other systems management tools used on the networks.

  . Cross-platform point suites. Cross-platform point suites have broader applications than the point product applications or utilities because of their ability to support multiple operating systems such as Unix, Windows NT and MVS. However, we believe that these cross-platform point suites typically provide a limited depth of functionality due to the demands of functioning on multiple operating systems. In addition, these suites are often more difficult to implement and manage than point applications or utilities.

  . Frameworks. Frameworks attempt to solve most systems management problems on most operating systems. Although they offer the promise of a "one-stop-shop" for all enterprise systems management needs, they are complex, require a significant amount of knowledge and training to manage, and require a lengthy implementation. As with cross-platform point solutions, we believe that these framework solutions typically provide limited depth of functionality for Windows NT systems management given their broad scope.

  We believe that products in these categories have exhibited a variety of shortcomings in addressing Windows NT systems management requirements. They have either proven to be too narrow in scope, limited in terms of Windows NT functionality, overly difficult and costly to implement or some combination of the above. We believe that companies increasingly want software solutions that provide end-to-end integrated functionality for systems administration and operations management, can be rapidly deployed and are easy to use. A comprehensive systems management product offering should enable companies to better utilize their skilled systems administrator resources and support the security, availability and performance demands of large distributed corporate and Internet-based networks. The solution should incorporate rules, particularly those rules that relate to the increasing complexity of Internet systems management, but should be customizable to meet specific customer needs. Finally, the solution should fully support and extend the existing capabilities of Windows NT.

The Mission Critical Software Solution

  We provide software products that enable scalable systems administration and operations management for corporate and Internet-based Windows NT networks. Our OnePoint product suite is designed to improve the reliability, performance and security of even the most complex computing environments by simplifying and automating many key systems management functions. Our products are based on an open and extensible architecture, can be deployed quickly and are flexible and easy to use. Our software products provide the following features and benefits:

     Integrated, end-to-end Internet systems management. OnePoint is designed to facilitate Internet systems management -- the centralized management of critical systems infrastructure and applications for the extended enterprise. Customers can use OnePoint to monitor, manage, administer and secure a wide range of resources in the Windows NT environment including web server farms, electronic commerce and corporate servers, workstations, applications and the Windows 2000 Active Directory. OnePoint enables companies to automate labor-intensive tasks, such as security monitoring and administration, and to minimize the need for customization by incorporating widely accepted business procedures into the software. OnePoint is also designed to ease the transition from other operating systems, such as Novell Netware, to Windows NT by providing systems administrators with the ability to test implementations and convert systems incrementally.

     Designed to manage and enable electronic commerce. Our software solutions enable systems administration and management of Windows NT servers that power electronic commerce applications. OnePoint enables Internet businesses to provide continuous, secure systems availability -- 24 hours, 7 days per week -- and high transaction throughput to their customers, thereby increasing the level of overall customer satisfaction. OnePoint permits routine systems administration functions to be conducted without interruption of services and reduces the cost of Internet systems management by establishing policies and rules which automate specific systems management tasks. For example, OnePoint can respond to a hacker attack while the attack is in progress by reconfiguring the impacted web server to deny further communications from the unauthorized intruder.

     Highly scalable, extensible architecture. Each of our products is designed to operate in complex, enterprise-scale Windows NT environments. OnePoint centrally manages a large number of interlinked Windows NT servers and facilitates the expansion of the number of servers under management without time-consuming implementation. In addition, our products can be deployed rapidly and be implemented incrementally either by product or by department. The modular architecture of our products enables users to customize these products to meet their networks' specific needs.

     Lower total cost of ownership. We reduce the total cost of ownership by providing a single point of systems administration and operations management, which simplifies systems management processes and limits the skilled systems administrator resources required. We believe that our policy-based approach further reduces the number of required personnel by enabling businesses to automate many systems management tasks. Unlike many other alternatives, our software products enable systems administrators to implement network-wide policies and rules without extensive programming or customization. Our solutions also reduce total cost of ownership by permitting departmental self administration for routine tasks, such as entering changes in user profile information, and by providing products that facilitate the transition from other operating systems without costly consulting services or extensive customization.

     Rapid and cost-effective self deployment. Our products are designed to be easy to install and use. Their automated implementation capabilities allow them to be installed in minutes, configured in hours and deployed worldwide in days. In addition, our products offer a familiar Windows look and feel that accelerates user adoption and minimizes the need for formal training. As a result, our products can be deployed without the need for extensive professional services or internal implementation support staff, thus increasing the potential return on investment for customers. For example, systems administrators can use our ActiveKnowledge modules to incorporate Windows NT-specific problem solving into their systems administration tools without extensive on-site custom programming. We believe our rules-based approach is not only many times more scalable than simplistic script-based approaches but makes our products far easier and faster to deploy.

The Mission Critical Software Strategy

  Our objective is to maintain and strengthen our position as a provider of systems management software for corporate and Internet-based Windows server networks. Key elements of our strategy include:

     Extend our OnePoint product suite. We plan to increase the functionality of our OnePoint product suite through internal development and, potentially, strategic acquisitions. We will continue to extend our existing technology in systems administration and operations management and broaden our platform migration modules. We also intend to release products that facilitate migration from Windows NT and Netware to the commercial release version of Windows 2000. We have already released products that enable customers to transition from Windows NT to the current pre-release version of Windows 2000 and from Netware to Windows NT. We will continue to research and develop new products, examine the use of agents for administering and monitoring other operating platforms from a centralized Windows 2000 console and enhance integration of our products with framework solutions.

     Target companies and service providers conducting Internet commerce. We believe that the growth of the Internet is accelerating demand for Windows NT servers. Our products are designed to support high volume, Internet-based networks and are currently being used to manage web server farms and electronic commerce sites. We intend to expand our Internet systems management business by specifically targeting online retailers, Internet service providers, electronic commerce service providers and other companies for which Windows NT systems management products are an operational necessity.

     Increase sales to existing customer base. Our variable license fee structure, which is based on the number of users and servers, allows customers to try our products without committing to a full enterprise-wide implementation. To date, a substantial portion of our revenues have come from additional sales of the same products within an existing customer's organization. We believe that there is a large market for selling new licenses for the same products as well as other products to our existing customers. We intend to continue our current incremental selling strategy. We will also pursue enterprise-wide initial sales whenever appropriate.

     Expand our customer base. Our products have been deployed by many of the largest organizations in the world. While we intend to expand our direct sales efforts to these large organizations, our variable license fee structure makes our solution viable for smaller enterprises as well. Through our ChannelOne partnership program and targeted telesales campaigns, we intend to increase our selling efforts to mid-sized companies that often are aggressive adopters of Windows NT because these smaller organizations often suffer most acutely from the lack of highly skilled systems management personnel. We believe these customers' business and computing needs are growing rapidly due to their adoption of Internet-based applications and other software solutions.

     Leverage and expand Microsoft relationship. We are currently a leading vendor of Windows NT-based systems management software, both in product sales and technology. We have developed an extensive relationship with Microsoft that includes the sharing of technology, joint marketing and sales efforts. Microsoft uses our OnePoint Operations Manager product for its global Internet and corporate datacenters. We intend to continue to work with Microsoft to provide and jointly market solutions that exploit the full value, flexibility and depth of the Windows NT and Windows 2000 operating environments. Our Vice President of Strategic Alliances works closely with Microsoft at its Redmond, Washington campus to help us manage and expand our relationship. In addition, we have sales engineer and developer personnel located on Microsoft's Redmond campus.

     Expand global distribution channels. We believe that the international marketplace provides a significant growth opportunity as organizations worldwide adopt Windows NT and Windows 2000. To date, we have sold our products domestically through our direct sales force and internationally through a limited number of distributors. We believe that the ease of deployment and use of our products and our pricing model make our products well suited for resale through indirect channels such as international distributors and strategic partners. We intend to expand indirect selling of our products through strategic partner arrangements and to engage international distributors with substantial market penetration in the enterprise systems software segment. In addition, we intend to expand our direct sales presence in key international markets.

Products and Technology

  Our OnePoint product suite provides scalable systems administration and operations management for even the largest and most complex computing environments in a manner that is quick to deploy, flexible and easy to use. OnePoint currently consists of the following products:

     .Directory & Resource Administrator

     .Domain Administrator

     .Exchange Administrator

     .File Administrator

     .Operations Manager

     .Framework Integration

  The major components of the OnePoint suite are summarized below.



                     [Chart of OnePoint Suite Appears Here]

  The OnePoint product suite's open and extensible architecture is designed to provide stability, high performance and scalability. The OnePoint suite is modular and allows organizations to add functionality as their corporate or Internet-based Windows NT networks expand. Each generation of OnePoint products has introduced additional functionality, such as the October 1999 release of our File Administrator product and our Operations Manager product.

  Our OnePoint product suite provides rich systems administration, operations management and security functionality along with a reduction in the total cost of network operations by:

    . Providing an out-of-the-box solution that does not require extensive customization;

    . Automating systems management functions by using policies and rules to reduce the number of expensive systems manager hours needed to manage Windows NT systems;

    . Applying centrally determined rules to Windows NT systems throughout the enterprise to increase system reliability and security;

    . Delegating systems management tasks to business department personnel to improve response time and limit systems administrator hours required; and

    . Facilitating more rapid security audits through monitoring and logging capabilities.

  The major components of the OnePoint Suite are summarized below.

                            OnePoint Suite--Products

            Products                                 Features
---------------------------------   -------------------------------------------


OnePoint Directory & Resource       . Central definition of security policies
Administrator                         and rules
                                    . Secure distribution of administrative
                                      tasks to line of business departments to increase service levels and reduce systems administrator workload

Provides unified, policy-based
administration of directory
content and nondirectory
resources for increased             . Monitoring and logging facilities for
security, data integrity and          comprehensive security audit
reduced administrative effort.


OnePoint Domain Administrator       . Domain consolidation and reconfiguration
                                      to simplify systems administration,
                                      reduce systems administrator workload
                                      and reduce the amount of hardware
                                      required to run a Windows NT-based
                                      network

Simplifies networks by reducing
the number of domains and
variety of operating systems
required.
                                    . Design, modeling, testing and
                                      implementation of the current pre-
                                      release version of Windows 2000 Active
                                      Directory structures to enable flexible,
                                      efficient responses to organizational
                                      change
                                    . Simplified and rapid migration from
                                      Windows NT 4.0 to the current pre-
                                      release version of Windows 2000
                                    . Simplified and rapid migration from
                                      Novell Netware to Windows NT 4.0 and the
                                      current pre-release version of Windows
                                      2000


OnePoint Exchange Administrator     . Unified administration of the Exchange
                                      and Windows NT directories to insure
                                      data consistency and integrity

Enables secure, distributed and
synchronized administration of      . Central definition of security policies
Microsoft Exchange mailboxes and      and rules for mailbox administration
distribution lists.                 . Distribution of mailbox administration
                                      tasks to line of business departments to increase service levels and reduce systems administrator workload
                                    . Comprehensive security audit through
                                      monitoring and logging

            Products                                    Features
--------------------------------   --------------------------------------------


OnePoint File Administrator        . Policy-based administration of the NT
                                     file system

Enables efficient                  . Security permission management and
administration of the NT file        auditing across the entire enterprise
system and file security.          . Analysis, reporting and management of
                                     Windows NT and Windows 2000 service
                                     configuration enables administrators to
                                     identify service accounts and change
                                     service account settings across a large
                                     number of users simultaneously
OnePoint Operations Manager
                                   . Real-time system availability and
                                     performance monitoring

Enables operations management
and monitoring of a wide range     . Comprehensive security monitoring and
of network components and            intrusion detection
applications by providing real-    . Comprehensive monitoring of operation,
time event and problem               performance and security for web farms
detection, automated problem         and business applications
resolution and service level       . Automated problem resolution via
management.                          execution of ActiveKnowledge modules and
                                     integration with OnePoint administration products
                                   . Real-time console, pager and email alerts
                                   . High performance, low overhead data
                                     collection and filtering
                                   . Continuous monitoring of tens of
                                     thousands of servers and applications
                                   . Monitoring and management of service
                                     level agreements for availability,
                                     performance and problem resolution
OnePoint Framework Integration
                                   . Continuous monitoring of a OnePoint-
                                     managed network through the Tivoli
                                     management console

Enables OnePoint to integrate
with existing frameworks and
systems management
environments.


                   OnePoint Suite--Infrastructure Components

              Component                                 Features
--------------------------------   --------------------------------------------


ActiveKnowledge Library            . Designed to eliminate the need for
                                     consulting service intensive
                                     implementations

Library of prebuilt rules based
on widely accepted Windows NT      . Predefined event filters, performance
systems management procedures        counters, alerts and automated responses
that enable out of the box           for a wide range of events and problem
automation of systems                conditions
administration and operations      . Over 25 modules and 4,500 rules for
management tasks.                    managing most Windows NT components and
                                     applications such as Windows NT Security
                                     Logs, Microsoft Internet Information
                                     Server and Microsoft Exchange

                                   . Customizable and extensible modules


Active Administration &            . High performance and scalability due to
Operations Engine                    multi-level client server architecture

                                   . Complete extensibility and customization
Provides common infrastructure       of OnePoint products through
services for all OnePoint            customization engine
modules.                           . Integration with third party products
                                   . Comprehensive support for Microsoft's
                                     Active Directory Services Interface

  Data Layer--dynamically manages the collection and update of data from a wide range of Windows NT and Windows 2000 data sources including the Windows NT 4.0 Security Access Manager, Windows 2000 ActiveDirectory, Exchange, application event logs, Windows NT system services and the Windows Registry.

[Graphic description of tools, system and application services and the three layers that includes the presentation layer, the business logic layer and the data layer]



OnePoint Architecture

  OnePoint is based on a multi-level client server architecture as illustrated above. OnePoint exploits Microsoft's Distributed interNet Application architecture technologies to provide increased security, simplicity and performance in the systems management arena. These technologies enable simplified component level programming, multi-part transactions, support for multi-level distributed components, extended security and integration with the Internet and the web. We believe that Distributed interNet Application architecture technologies are important in the area of securing and managing complex systems infrastructure components and the related data and that they provide a point of differentiation between our products and those of other vendors.

  Presentation Layer--provides the interfaces that systems administrators and managers use to perform systems management functions. Multiple interfaces are provided to meet the unique needs of specific types of users:

  . Microsoft Management Console--OnePoint products are provided as supplemental products that integrate into the Microsoft Management Console and are designed for use by professional systems managers to provide rich functionality.

  . Web client--A task-oriented thin web client, requiring no workstation installation, provides a simple and effective tool for non systems professionals, such as a line of business department assistant, to perform administrative activities efficiently, securely and safely.

  . Application programming and customization interfaces--These interfaces enable professional administrators to customize or extend the functionality of OnePoint products to meet the unique needs of a specific organization.

  Business Logic Layer--provides a layer of common services that manages the communication between the data and presentation layers. The business logic layer ensures that administrative and operational policies are enforced, that transactions across multiple data stores are managed and that the integrity of data store content is maintained.

Customers

  Our products have been sold to over 700 corporations, governmental agencies and other organizations worldwide including more than 50 of the 1999 Fortune 100 companies. The following table lists our customers that each accounted for more than $100,000 in total revenue from July 1, 1997 to September 30, 1999, and who have maintenance contracts at September 30, 1999. These customers accounted for an aggregate of 61% of our license revenue in the 27 months ended September 30, 1999.

                                                      Pacific Gas & Electric
ALCOA                    Eaton Corporation            Public Service
Allied Signal            Equitable Life                Electric & Gas Co.
Allstate Insurance        Insurance                   Raychem Corporation
 Company                 F. Hoffman-LaRoche           Republic Industries,
Anheuser-Busch            Ltd.                         Inc.
Australian Department    First Union National         Rogers Cable TV
 of Defense               Bank                        Schering-Plough
Bayerisch Landesbank     Force 3                       Corporation
Bear, Stearns &          GE                           Shell Services
 Company, Inc.           GTE                           International Inc.
BellSouth Cellular       Guardian Life                SHL Computer
British Petroleum         Insurance                    Innovation
Carnival Cruise Lines    Honeywell                    SHL System House--
The Chubb Corporation    Johnson & Johnson             Amoco Division
CNF Service Company      Kaiser Foundation            Sonnenschein Nath &
Coca Cola Company         Health Plan                  Rosenthal
Columbia Healthcare      Kemper Insurance             Sprint Corporation
Compaq Computer          LM Ericsson AB               Sutter Health
 Corporation             Lockheed Martin              SwissCom AG
Conoco Inc.              Marathon Oil Company         Time Warner
Correctional Services    Mayo Foundation               Corporation
 of Canada               MCI Systemhouse              Trellis Network
Countrywide Home Loan    Merck & Co., Inc.             Services, Inc.
Cummins Engine Co.       Merrill Lynch, Pierce,       TRW Inc.
Dayton Hudson             Fenner & Smith              Turner Broadcasting
Dell Computer            Microsoft Corporation         System
 Corporation             Morgan Stanley & Co.,        Unisys Corporation
Department of Foreign     Inc.                        USAA
 Affairs                 Motorola, Inc.               UUNet
Deutsche Morgan          Nationwide Building          Washington State
 Grenfell                 Society                      Department of
Digital Equipment        Nike                          Corrections
 Corporation             Nortel                       Wells Fargo & Company
Dow Chemical             Norwest Bank N.A.            Western Wireless
DuPont                   Novartis Argentina SA        Weyerhauser Company
Eastman Kodak
 Chemicals

  Customers often buy for a single location, department or division, and then, based upon the initial success of the products in that location, department or division, later expand their use of our products into other parts of the organization. We believe we can sell our existing products more deeply within our existing customer sites and sell new products as we expand our product line. We will continue to pursue enterprise wide sales as appropriate. In fiscal 1998, fiscal 1999 and the three months ended September 30, 1999, no single customer comprised more than 10% of our revenue.

Microsoft Relationship

  Currently Microsoft is our supplier, partner and customer.

  Supplier. Our products are focused on the Windows NT marketplace. We have a relationship with Microsoft's Developer Relations Group, through which Microsoft works with companies that are developing products that enhance Microsoft's products and operating systems. We also have a relationship with Microsoft's Windows 2000 Product Management Group, through which Microsoft coordinates marketing of Windows 2000 with vendors whose products enhance Microsoft's products and operating systems. We believe that these relationships enable us to anticipate Microsoft's evolving product strategy in advance of the market and to create products designed to increase the value of Microsoft's operating systems. In addition, we believe that the relationship enables us to have early access to technologies and/or influence the development of special requirements.

  Partner. We are a member of numerous Microsoft program partnerships. We participate as partners in the Microsoft Certified Solution Provider, ADSI Partner and Security Partner programs. We also participate in Microsoft's BackOffice program, whereby Microsoft tests and certifies our products as BackOffice compatible. We have been chosen as one of the vendors whom Microsoft promotes through both its internal and external marketing programs. The objectives of these programs are to increase Windows NT server sales by informing both Microsoft field personnel as well as potential customers about the added value of our solutions. We also participate in numerous Microsoft sponsored events such as COMDEX, Windows 2000 Rapid Deployment Conferences and TechEd. At some of the tradeshows we attend, we demonstrate and/or present as a member of the Microsoft Partner Pavilion. In addition to the above, we participate in extensive joint field work with Microsoft account representatives, systems engineers and consultants through a concerted program of awareness, joint presentations, briefings and sales calls.

  Customer. Microsoft's Information Technology Group became our customer in June 1998 when Microsoft licensed our OnePoint Operations Manager product. Microsoft selected OnePoint Operations Manager to perform strategic event management of its global Internet and corporate data centers. Microsoft has five primary datacenters, including three Internet datacenters -- in Redmond, Washington, the United Kingdom and Japan -- and two main corporate data centers -- in Redmond and Ireland. The Microsoft Information Technology Group uses the OnePoint Operations Manager product to centrally monitor and provide alert notification for proactively managing the health status of more than 3,000 critical business systems.

Sales and Marketing

  We sell our products primarily through our direct sales force and distributors. Historically our sales efforts have focused on companies with more than 3,000 employees. We intend to continue these efforts and to expand our sales efforts to middle-market companies. We have relied on systems integrators and consulting service providers for only a limited number of sales, but we intend to explore opportunities to work with systems integrators and consulting service providers in the future.

  Direct Sales. We sell our products primarily through a direct sales force using a team approach. We believe this approach allows us to achieve control of the sales process and respond rapidly to customer needs. Each sales team consists of three persons: a sales manager, an inside sales person and a sales engineer. The sales manager is responsible for coordinating the efforts of the sales team and for finalizing customer requirements and closing the sale. The inside sales person is responsible for maintaining contact with existing customers as well as prospecting for and qualifying potential new customers. The sales engineer is a highly skilled technical employee responsible for supporting products sales, including all technical aspects related to sales of our products. Our typical sales cycle has averaged three months.

  Our direct sales force for North America is distributed throughout the United States and Toronto, Canada and accounts for substantially all of our North American revenues. During 1999, we established direct sales activities in Germany and France. We also have sales representatives based in London, England. We have increased the size of our direct sales organization from 29 to 73 individuals over the past 15 months and expect to continue hiring sales personnel over the next 12 months, primarily in North America.

  Distributors and Resellers. In addition to our direct sales strategy, we have established indirect sales channels through distributors and other resellers. Outside North America, we have historically relied heavily on our indirect sales channel. We have established a network of resellers and distributors in Europe, Australia and Brazil, with the concentration of our distributors being located in Europe.

  Our international distributors and other resellers typically perform marketing, sales and technical support functions in their country or region. Each one may distribute direct to the customer, via other resellers or through a mixture of both channels. We actively train our international distributors in both product and sales methodology.

  Systems Integrators and Consulting Service Providers. To date, we have yet to significantly utilize systems integrators or consulting service providers in our selling efforts. We are currently evaluating opportunities for and plan to expand joint sales with systems integrators and consulting service providers, particularly with respect to the implementation of Windows 2000.

  Marketing Programs. To support our growing sales organization and channel, we have devoted significant resources in the past year to building and launching a series of marketing campaigns. Our marketing efforts have included a number of programs, such as seminars, industry trade shows, mailings, analyst and press tours, advertising and public relations. We believe these marketing programs have resulted in a number of sales leads.

Customer Service and Support

  We believe that a high level of customer service and support is critical to the successful marketing and sale of our products. We are developing a comprehensive service and support organization to manage customer accounts and expect to provide an increasing level of support as our products are deployed across a range of customers. We provide support for our products and services primarily from our Houston, Texas location. We plan to establish additional service and support sites internationally commensurate with customer needs.

  Our products are designed to be implemented quickly and effectively by our customers and to require minimal support from us. We provide technical support to our customers through maintenance and support agreements. This support includes assistance with product installation, configuration and initial set-up, run-time support and support during extended hours. We generally provide our support via electronic mail, the Internet, facsimile and telephone. We make software upgrades available to customers with maintenance agreements as the upgrades are released.

Research and Development

  We believe that strong product development capabilities are essential to our strategy of enhancing our core technology, developing additional applications and increasing the competitiveness of our product offerings. We have invested significant time and resources in creating a structured process for undertaking all product development projects. This process involves all functional groups within our company and is designed to provide a framework for defining and addressing the steps, tasks and activities required to bring product concepts and development projects to market successfully. In addition, we have actively recruited key computer engineers and software developers with expertise and degrees in computer science. Our product development strategy emphasizes rapid innovation and product releases. As of September 30, 1999, our research and development staff consisted of 61 employees. To date, none of our development staff has left our company since inception.

  We are currently preparing our OnePoint product suite to support the commercial release version of Windows 2000. Our research and development expenses totaled $1.3 million for fiscal 1997, $3.6 million for fiscal 1998, $6.0 million for fiscal 1999 and $2.2 million for the three months ended September 30, 1999.

Competition

  We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We face competition primarily from systems management software vendors that provide solutions for distributed computing systems. We have experienced and expect to continue to experience increased competition from current and potential competitors, many of which have significantly greater financial, technical, marketing and other resources.

  Companies offering competitive products vary in scope and breadth of the products and services offered and include:

  . internal systems management departments;

  . providers of point solutions for Windows NT directory administration, domain consolidation migration and event management, such as Master, Design & Development, Inc., Micromuse, Inc., Fastlane Technologies, Inc., Entevo Corporation, NetIQ Corporation, System Options Ltd. and Aelita Software Group;

  . providers of security and audit products for Windows NT such as BindView
    Development Corporation and Netwise Systems Limited; and

  . providers of systems management suites and/or frameworks such as Computer
    Associates, Inc., Hewlett-Packard Company, Tivoli Systems, Inc. and BMC Software, Inc.

  We believe the principal factors that will draw end-users to a systems management software product include:

  . depth of product functionality;

  . ability to work natively with Windows NT;

  . scalability;

  . product quality and performance;

  . conformance to industry standards;

  . competitive price; and

  . customer support.

  We expect competition in the systems management software market to increase significantly as new companies enter the market and current competitors expand their product lines and services. Many of these potential competitors are likely to enjoy substantial competitive advantages, including:

  . greater resources that can be devoted to the development, promotion and sale of their products;

  . more established sales channels;

  . greater software development experience; and

  . greater name recognition.

Proprietary Rights

  Our software products rely on our internally developed intellectual property and other proprietary rights. We rely primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our intellectual property and other proprietary rights. However, we believe that these measures afford only limited protection. We license our software products primarily under shrink wrap licenses that are included as part of the product packaging. Shrink wrap licenses are not negotiated with or signed by individual customers, and purport to take effect upon the opening of the product package. We believe that these measures afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult and we are unable to determine the extent to which piracy of our software products exists. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States.

  We are not aware that our products employ technologies that infringe any proprietary rights of third parties. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any infringement claims, with or without merit, could:

  . be time consuming to defend;

  . result in costly litigation;

  . divert management's attention and resources;

  . cause product shipment delays; or

  . require us to enter into royalty or licensing agreements.

These royalty or licensing agreements may not be available on terms acceptable to us, if at all.

  We use the following trademarks:

 .  Active Administration  .  Mission Critical        .  OnePoint Exchange
 .  Active Knowledge          Software logo              Administrator
 .  Active Operations      .  OnePoint                .  OnePoint File
 .  Active Agent              Administrator              Administrator
 .  Channel One            .  OnePoint Directory      .  OnePoint Operations
 .  MCS                       Administrator              Manager
 .  Mission Critical       .  OnePoint Domain         .  OnePoint Resource
   Software                  Administrator              Administrator
                          .  OnePoint Event          .  OnePoint logo
                             Administrator           .  SeNTry--
                                                        the Enterprise Event
                                                        Manager

  Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                       .  OnePoint Event
                          Manager

Employees

  As of September 30, 1999, we had 193 employees, 61 of whom were engaged in research and development, 98 in sales and marketing, 13 in customer support, and 21 in finance, administration and operations. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Facilities

  We lease approximately 70,000 square feet in a single office building located in Houston, Texas pursuant to a lease that expires in August 2004. We also lease space in Lakewood, California; Atlanta, Georgia; Austin, Texas; McLean, Virginia; and London, England. The term of each of these leases is 12 months or less.

                                   MANAGEMENT

Executive Officers And Directors

  The following table sets forth information regarding our executive officers and directors of and their ages as of September 30, 1999.

Name                     Age Position
----                     --- --------
Michael S. Bennett......  47 Chairman of the Board, President and Chief Executive Officer
Thomas P. Bernhardt.....  46 Chief Technology Officer and Director
Stephen E. Odom.........  48 Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary
Brian J. McGrath........  60 Vice President of Sales
Richard J. Pleczko......  41 Vice President of Marketing and Product Management
Stephen Kangas..........  46 Vice President of Strategic Alliances
Olivier J. Thierry......  43 Vice President of Marketing Communications
D. Von Jones............  35 Vice President of Development
Janell Heathcock........  47 Vice President North American Sales
Leslie Willard..........  36 Vice President, Finance
Simon Church............  34 Director, International Sales
Michael Rovner..........  29 Director of Business Development
Douglas L. Ayer(2)......  62 Director
Michael J. Maples.......  57 Director
John J. Moores(1).......  54 Director
Scott D. Sandell(2).....  35 Director
John D. Thornton(1).....  34 Director

---------------------
(1)  Member of audit committee
(2) Member of compensation committee

  Michael S. Bennett has served as the President, Chief Executive Officer and a member of the board of directors of our company since May 1998. He was appointed Chairman of the Board in February 1999. From August 1996 until April 1998, he served as President and Chief Executive Officer of Learmonth & Burchett Management Systems plc, a provider of process management tools for software development. Prior to joining Learmonth & Burchett in August 1996, Mr. Bennett served as President and Chief Executive Officer of Summagraphics from June 1993 to July 1996, until its acquisition by Lockheed Martin's CalComp subsidiary. Prior to that time, Mr. Bennett served as a senior executive with Dell Computer Corporation and as chief executive officer of several high technology organizations.

  Thomas P. Bernhardt is a founder of our company and has served as a director since July 1996. Mr. Bernhardt was a consultant to our company from September 1996 to January 1997, when he joined us on a full time basis as our Chief Technology Officer, which is his current role. From February 1998 to May 1998, he also served as our interim President and Chief Executive Officer. From January 1989 to December 1996, Mr. Bernhardt was a consultant with RCG International, an information technology consulting services company. Mr. Bernhardt holds a B.S. degree in Experimental Psychology from the University of Notre Dame.

  Stephen E. Odom has served as our Chief Financial Officer, Treasurer and Secretary since May 1998. In January 1999, Mr. Odom was also appointed our Chief Operating Officer. From April 1995 until April 1998, he served as Chief Financial Officer, Senior Vice President of Finance and Secretary of Learmonth & Burchett. From July 1988 to April 1995, Mr. Odom was a Partner with PricewaterhouseCoopers LLP. Mr. Odom holds a B.B.A. degree in Accounting from Georgia State University.

  Brian J. McGrath joined our company as a consultant in January 1997 and has served as our Vice President of Sales since January 1998. From June 1980 until present, Mr. McGrath also served as a principal of McGrath & Associates, a contract software selling firm.

  Richard Pleczko has served as our Vice President of Marketing and Product Management since December 1998. From May 1998 to December 1998, Mr. Pleczko served as Senior Vice President of World Wide Marketing at PLATINUM technology, inc., a software company. From April 1985 until May 1998, Mr. Pleczko served in various managerial positions with Learmonth & Burchett, the most recent of which was Senior Vice President--Marketing and Product Development.

  Stephen Kangas has served as our Vice President of Strategic Alliances since February 1999. From May 1998 to February 1999, Mr. Kangas was the President, Chief Executive Officer and a founder at SendDocs.com, an Internet-based services company. From August 1996 to May 1998, Mr. Kangas served as the President, Chief Operating Officer and a founder of Exodus Technologies, Inc., a software company. From December 1995 to August 1996, Mr. Kangas served as the Vice President of Marketing for Intertech Imaging, Inc., a software company. From January 1994 to December 1995, Mr. Kangas served as the General Manager of Wall Data, Inc., a software company.

  D. Von Jones has served as our Vice President of Development since April 1997. From October 1995 to April 1997, Mr. Jones served as Manager--Systems Management at Compaq Computer Corporation, a personal computer manufacturer. From May 1994 to September 1995, Mr. Jones served as Senior Development Manager at Legent Corp., a software company. Prior to that time, Mr. Jones served in various capacities at Microsoft Corporation and Pocket Soft, Inc. Mr. Jones holds a B.S. degree in Computer Science from Rice University.

  Olivier J. Thierry has served as our Vice President of Marketing Communications since February 1998. Mr. Thierry also served as our Vice President of Product Management from February 1998 to December 1998. From December 1993 until joining our company, Mr. Thierry was Vice President of Antares Alliance Group, a provider of enterprise development tools jointly owned by Amdahl Corporation and EDS. Mr. Thierry holds a Bachelor of Commerce degree in Marketing and Computer Systems from McGill University.

  Janell H. Heathcock has served as our Vice President, North America Sales since July 1999. From January 1997 to July 1999, Ms. Heathcock served in various capacities at Peregrine Systems, Inc., an infrastructure management software company, the most recent of which was Regional Director of Sales. Ms. Heathcock served as Director of Sales for Co-Counsel, Inc., a legal staffing company, from January 1996 to December 1996. From December 1992 until September 1995, Ms. Heathcock served as a Regional Manager of Sales at Lexis-Nexis, a legal and information technology company.

  Leslie Willard has served as our Vice President of Finance since June 1998. From October 1995 until May 1998, he served as Vice President of Finance for Learmonth & Burchett. From January 1986 until September 1995, Mr. Willard served in various positions, including Senior Manager, with PricewaterhouseCoopers LLP. Mr. Willard holds a B.B.A. in Accounting and Finance from Texas Tech University.

  Simon Church has served as our Director of International Sales since August 1998. From August 1996 to July 1998, Mr. Church owned and operated ADM Solutions, Ltd., a software company. From June 1994 to July 1996, Mr. Church served in various capacities at Learmonth & Burchett, the most recent of which was as Director of Channel Sales.

  Michael Rovner has served as our Director of Business Development since March 1999. From June 1998 to February 1999, Mr. Rovner served as the Director of Product Management at ClearCommerce Corporation, an electronic commerce software company. From July 1997 to June 1998, Mr. Rovner served as a consultant to Federal Express Corporation specializing in global logistics and electronic commerce strategies. From November 1995 to June 1997, Mr. Rovner served as Product Manager for Data Warehousing and Online Analytical Processing at Informix Software, Inc., a database software company. From June 1993 to November 1995, Mr. Rovner served as a product manager for Empart, Inc., a software company. Mr. Rovner holds B.A. degrees in English and Political Science from the University of California at Los Angeles.

  Douglas L. Ayer has served as a director of our company since September 1996. Mr. Ayer has served as President and Managing Partner of International Capital Partners, Inc., a venture capital firm, since 1989. Prior to joining International Capital Partners, Mr. Ayer was the Chief Executive Officer of Cametrics, Inc., a manufacturer of engineered metal components. Mr. Ayer also serves as a member of the boards of directors of Biopool, Inc., a medical diagnostic test kit company, and Coffee People, Inc., a coffee retailer and franchise company. Mr. Ayer holds a B.S.E. degree in Aeronautical Engineering from Princeton University and an M.B.A. degree from Harvard University.

  Michael J. Maples has served as a director of our company since April 1999. Mr. Maples manages private investments. From April 1988 to July 1995, Mr. Maples held various management positions at Microsoft Corporation, the most recent of which was Executive Vice President of the Worldwide Products Group and a member of the office of the president. Prior to that, he served as a Director of Software Strategy for IBM. He also serves as a director of J.D. Edwards & Company, an enterprise software company, Lexmark International, Inc., a laser and inkjet printer company, and PSW Technologies, a software company. Mr. Maples is also a member of the Board of Visitors for the Engineering School at the University of Oklahoma and the College of Engineering Foundation Advisory Council at the University of Texas at Austin. Mr. Maples holds a B.S. degree in electrical engineering from the University of Oklahoma and an M.B.A. degree from Oklahoma City University.

  John J. Moores has served as a director of our company since June 1997. Mr. Moores has served as owner and Chairman of the Board of the San Diego Padres Baseball Club, L.P. since December 1994 and since September 1991 as Chairman of the Board of JMI Services, Inc., a private investment company. In 1980, Mr. Moores founded BMC Software, Inc., a vendor of system software utilities, and served as its President and Chief Executive Officer until 1986 and as its Chairman of the Board until 1992. Mr. Moores also serves as Chairman of the Board of Peregrine Systems, Inc., an infrastructure management software company, and of Neon Systems, Inc., an enterprise middleware and systems management software company, as well as numerous privately held companies. Mr. Moores serves as a director of BindView Development Corporation, a systems management software company. Mr. Moores is a member of the Board of Regents of The University of California, The Carter Center of Emory University and Scripps Research, Inc. Mr. Moores holds a B.S. degree in Economics and a J.D. degree from University of Houston.

  Scott D. Sandell has served as a director of our company since September 1996. Mr. Sandell is a partner of New Enterprise Associates, a venture capital firm, and has served in other capacities at such firm since January 1996. Prior to joining New Enterprise Associates, Mr. Sandell was the President of Yankee Pacific Company, a marketing and business strategy consulting firm from March 1994 to December 1995. He is also a member of the boards of directors of several privately held companies. Mr. Sandell holds a B.S. degree in Engineering Sciences from Dartmouth College and a M.B.A. degree from the Stanford Graduate School of Business.

  John D. Thornton has served as a director of our company since June 1997. Mr. Thornton is a general partner of Austin Ventures, a venture capital firm, where he has been employed in various capacities since 1991. Prior to joining Austin Ventures, Mr. Thornton was a consultant with McKinsey & Co., an international consulting firm. Mr. Thornton also serves on the board of directors of Vignette Corporation, an Internet relationship management software company, and is also a member of the boards of directors of several privately held companies. Mr. Thornton holds a B.A. degree in Economics from Trinity University and an M.B.A. degree from the Stanford Graduate School of Business.

  Our board of directors currently consists of seven members. Our board of directors is divided into three classes, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Messrs. Bennett, Sandell and Thornton are in the class of directors whose term expires at the 1999 annual meeting of stockholders. Mr. Moores is in the class of directors whose term expires at the 2000 annual meeting of the stockholders. Messrs. Ayer, Bernhardt and Maples are in the class of directors whose term expires at the 2001 annual meeting of stockholders. Our bylaws provide that the authorized number of directors may be changed by a resolution of the board of directors.

  Executive officers are elected by the board of directors on an annual basis and serve until their successors have been duly elected and qualified.

  Mr. Sandell is Mr. Ayer's son-in-law. There are no other family relationships among any of our directors, officers or key employees.

Board Committees

  We have established an audit committee and a compensation committee. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. The compensation committee reviews and recommends to the board of directors the compensation and benefits of all of our officers and establishes and reviews general policies relating to compensation and benefits of our other employees.

Compensation Committee Interlocks and Insider Participation

  Our board of directors established its compensation committee in December 1997. Prior to establishing the compensation committee, our board of directors as a whole performed the functions delegated to the compensation committee. No interlocking relationship exists between any member of our compensation committee and any member of any other company's board of directors or compensation committee.

Director Compensation

  Directors do not currently receive any cash compensation from our company for their service as members of our board of directors, although they are reimbursed for travel expenses in connection with attendance at board and committee meetings. Under our 1997 Stock Plan, nonemployee directors are eligible to receive stock option grants at the discretion of the board of directors, and, after this offering is completed, all nonemployee directors will receive stock options pursuant to the automatic option grant program in effect under the 1999 Director Option Plan. See "--Incentive Stock Plans" for more about the automatic grant program.

Executive Compensation

  Summary Compensation Table. The following table sets forth the compensation earned for services rendered to us in all capacities by our Chief Executive Officer and our four next most highly compensated executive officers who earned more than $100,000 -- collectively, the "Named Executive Officers" -- for the fiscal year ended June 30, 1999.

                                                        Long-Term
                                          Annual       Compensation
                                       Compensation       Awards
                                    ------------------ ------------
                                                        Securities
                                                        Underlying   All Other
Name and Principal Positions        Salary($) Bonus($)  Options(#)  Compensation
----------------------------        --------- -------- ------------ ------------
Michael S. Bennett
 President and Chief Executive Of-
 ficer............................  $200,016  $134,167   250,000       $1,696
Thomas P. Bernhardt
 Chief Technology Officer.........   172,916    30,000   160,000        1,696
Stephen E. Odom
 Chief Operating Officer, Chief
 Financial Officer, Treasurer and
 Secretary........................   200,016    28,000   100,000        1,696
Brian McGrath
 Vice President of Sales..........   200,016   718,801        --        7,371
Olivier J. Thierry
 Vice President of Marketing
 Communications...................   175,008    46,667        --       80,999

  Mr. McGrath received sales commissions of $718,801. Commissions are variable cash-based incentive compensation that are payable as a percentage of revenue cash collected.

  All other compensation represents excess compensation associated with premiums for life insurance of $1,696 for each of Messrs. Bennett, Bernhardt, Odom and Thierry and $7,371 for Mr. McGrath. Mr. Thierry also received $79,303 for moving expenses paid in connection with his relocation agreement.

  Option Grants in Fiscal Year Ended June 30, 1999. The following table sets forth certain information with respect to stock options granted to each of the Named Executive Officers during the fiscal year ended June 30, 1999.

                                                                               Potential Realizable
                                                                                 Value at Assumed
                         Number of                                             Annual Rates of Stock
                         Securities Percent of Total                             Appreciation for
                         Underlying Options Granted                                 Option Term
Name and Principal        Options     to Employees   Exercise Price Expiration ---------------------
Position                 Granted(#)  During Period     ($/share)       Date        5%        10%
------------------       ---------- ---------------- -------------- ---------- ---------- ----------
Michael S. Bennett
  President and Chief
  Executive Officer.....  250,000         11.7           15.00       06/21/09   2,358,355  5,976,634
Thomas P. Bernhardt
  Chief Technology
  Officer...............  160,000          7.5            2.75       08/27/03   3,469,347  5,784,982
Stephen E. Odom
  Chief Operating
  Officer, Chief
  Financial Officer,
  Treasurer and
  Secretary.............  100,000          4.7           15.00       06/21/09     943,342  2,390,614
Brian McGrath
  Vice President of
   Sales................       --           --              --             --          --         --
Olivier J. Thierry
  Vice President of
  Marketing
  Communications........       --           --              --             --          --         --

  The potential realizable value assumes a fair market value of $15.00 per share over the 10 year term of the options based on assumed rates of stock appreciation of 5% and 10%, compounding annually less the total option exercise price.

  In fiscal 1999, we granted options to purchase an aggregate of 2,131,510 shares to employees and consultants.

  The exercise price of the option grant to Thomas P. Bernhardt was equal to 110% of the fair market value of the common stock on the date of grant as determined by the board of directors.

  Options under the stock option plan generally vest over four years with 25% of the shares subject to the option vesting on the first anniversary of the grant date, and the remaining option shares vesting ratably monthly thereafter. Mr. Bennett's option vests as to 1/36th of the shares per month as to 125,000 shares over the first three years and as to 1/12th of the remaining shares per month in months 37 through 48. Mr. Odom's option vests as to 1/48th of the shares per month for 48 months.

  Option Exercises in Last Fiscal Year. The following table sets forth information with respect to the Named Executive Officers concerning option exercises for the fiscal year ended June 30, 1999 and exercisable and unexercisable options held as of June 30, 1999.

                                                  Number of Securities
                                                 Underlying Unexercised     Value of Unexercised
                                                       Options at          In-the-Money Options at
                            Shares      Value       June 30, 1999 (#)         June 30, 1999 ($)
Name and Principal       Acquired on  Realized  ------------------------- -------------------------
Positions                Exercise (#)    ($)    Exercisable Unexercisable Exercisable Unexercisable
------------------       ------------ --------- ----------- ------------- ----------- -------------
Michael S. Bennett
  President and Chief
  Executive Officer.....   200,000    2,400,000   136,378      850,270     1,977,481    8,703,915
Thomas P. Bernhardt
  Chief Technology
  Officer...............        --           --    16,875      173,125       244,688    2,150,313
Stephen E. Odom
  Chief Operating
  Officer, Chief
  Financial Officer,
  Treasurer and
  Secretary.............    50,184      602,208     8,364      242,188       121,278    2,061,726
Brian McGrath
  Vice President of
   Sales................    70,623      415,314    15,002       94,375       217,529    1,368,438
Olivier J. Thierry
  Vice President of
  Marketing
  Communications........    69,999      839,988    10,000      160,001       145,000    2,320,015

  The value realized is calculated on the basis of the fair market value of the common stock on the date of exercise minus the exercise price. It does not necessarily indicate that the optionee sold the stock for the amount listed. The value of in-the-money options represents the positive spread between the exercise price of the stock options and the fair market value of the common stock on the date of exercise as determined by our board of directors. The fair market value of the common stock was $15.00 per share as of June 30, 1999.

Incentive Stock Plans

  1997 Stock Option Plan. Our 1997 stock option plan was adopted by our board of directors in March 1997 and approved by our stockholders in July 1997. The stock option plan was amended in May 1999. A total of 8,795,000 shares of common stock has been reserved for issuance under our stock option plan, together with an annual increase in the number of shares reserved thereunder beginning on the first day of our fiscal year--commencing July 1, 2000--in an amount equal to the lesser of:

  . 750,000 shares;

  . five percent of our outstanding shares of common stock on the last day of the prior fiscal year; or

  . an amount determined by our board of directors.

  The 1997 stock option plan provides for grants of incentive stock options to our employees including officers and employee directors and nonstatutory stock options to our consultants including nonemployee directors. The purposes of our stock option plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees and consultants and to promote the success of our business. At the request of the board of directors, the compensation committee administers our stock option plan and determines the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof.

  The term of an option granted under the 1997 stock option plan is stated in the option agreement. However, the term of an incentive stock option may not exceed ten years and, in the case of an option granted to an optionee who owns more than 10 percent of our outstanding stock at the time of grant, the term of an option may not exceed five years. Options granted under the 1997 stock option plan vest and become exercisable as set forth in each option agreement.

  With respect to any optionee who owns more than 10 percent of our outstanding stock, the exercise price of any stock option granted must be at least 110% of the fair market value on the grant date.

  No incentive stock options may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000. In any fiscal year, we may not grant any employee options to purchase more than 500,000 shares or 1,000,000 shares in the case of an employee's initial employment.

  The 1997 stock option plan will terminate in March 2007, unless our board of directors terminates it sooner.

  As of September 30, 1999, we had issued 1,041,734 shares of common stock upon the exercise of options granted under our stock option plan, we had outstanding options to purchase 4,520,363 shares of common stock at a weighted average exercise price of $8.27 per share and 3,232,903 shares remain available for future option grants under our stock option plan.

  1999 Employee Stock Purchase Plan. Our 1999 employee stock purchase plan was adopted by our board of directors in May 1999 and the initial offering period began on August 4, 1999. We have reserved a total of 600,000 shares of common stock for issuance under the 1999 employee stock purchase plan, together with an annual increase in the number of shares reserved thereunder beginning on the first day of our fiscal year commencing July 1, 2000 in an amount equal to the lesser of:

  .  500,000 shares;

  . four percent of our outstanding common stock on the last day of the prior fiscal year; or

  .  an amount determined by our board of directors.

  Our employee stock purchase plan is administered by the board of directors and is intended to qualify under Section 423 of the Internal Revenue Code. Our employees, including our officers and employee directors but excluding our five percent or greater stockholders, are eligible to participate if they are customarily employed for at least 20 hours per week and for more than five months in any calendar year. Our employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed the lesser of 15% of an employee's compensation, where compensation is defined on Form W-2, or $25,000.

  Our employee stock purchase plan will be implemented in a series of overlapping 24 month offering periods, and each offering period consists of four six month purchase periods. The initial offering period under our employee stock purchase plan began on August 4, 1999, and the subsequent offering periods will begin on the first trading day on or after February 1 and August 1 of each year. Each participant will be granted an option on the first day of the offering period and the option will be automatically exercised on the date six months later, the end of a purchase period, throughout the offering period. If the fair market value of our common stock on any purchase date is lower than such fair market value on the start date of that offering period, then all participants in that offering period will be automatically withdrawn from such offering period and re-enrolled in the immediately following offering period. The purchase price of our common stock under our employee stock purchase plan will be 85 percent of the lesser of the fair market value per share on the start date of the offering period or at the end of the purchase period. Employees may end their participation in an offering period at any time, and their participation ends automatically on termination of employment with our company.

  Our employee stock purchase plan will terminate in May 2009, unless our board of directors terminates it sooner.

  1999 Director Option Plan. Our 1999 director option plan became effective upon the closing of our initial public offering. We have reserved a total of 250,000 shares of common stock for issuance under the 1999 director option plan, together with an annual increase in the number of shares reserved thereunder beginning on the first day of our fiscal year commencing July 1, 2000 equal to the lesser of:

  .  250,000 shares;

  . two percent of the outstanding shares of our common stock on the last day of the prior fiscal year; or

  .  an amount determined by the board of directors.

  The option grants under the 1999 director option plan are automatic and non-discretionary, and the exercise price of the options is 100% of the fair market value of our common stock on the grant date.

  The 1999 director option plan provides for an initial grant to a nonemployee director of an option to purchase 37,500 shares on the date on which he or she becomes a member of the board of directors. Each nonemployee director will thereafter automatically be granted an additional option to purchase 12,500 shares of common stock at the next meeting of the board of directors following the annual meeting of stockholders, if on the date of the annual meeting the director has served on the board of directors for at least six months.

  The term of the options granted under the 1999 director plan is ten years, but the options expire three months following the termination of the optionee's status as a director or twelve months if the termination is due to death or disability. The initial 37,500 share grants will become exercisable at a rate of one-third of the shares on the first anniversary of the grant date and at a rate of 1/36th of the shares per month thereafter. The subsequent 12,500 share grants will become exercisable at the rate of one-half of the shares on the first anniversary of the grant date and at a rate of 1/24th of the shares per month thereafter.

  401(k) Plan. In September 1996, we adopted a Retirement Savings and Investment Plan, the 401(k) Plan, covering our full-time employees located in the United States. The 401(k) Plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) Plan by employees or by us and the investment earnings thereon are not taxable to the employees until withdrawn. If our 401(k) Plan qualifies under Section 401(k) of the Internal Revenue Code, our contributions will be deductible by us when made. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit of $10,000 in 1999 and to have those funds contributed to the 401(k) Plan. The 401(k) Plan permits us, but does not require us, to make additional matching contributions on behalf of all participants. To date, we have not made any contributions to the 401(k) Plan.

Employment Agreements and Change in Control Arrangements

  We have entered into the following employment, noncompete and change in control arrangements and agreements with our current officers. For a description of arrangements with our former officers, directors and substantial stockholders, see "Certain Transactions" on page 62.

  Michael S. Bennett, our Chairman of the Board, Chief Executive Officer and President, entered into an offer letter with us dated April 13, 1998 under which he is entitled to acceleration of 100% of his then unvested option grants if after the first anniversary of his employment and prior to the fourth such anniversary, we are acquired by another company and he is:

  .  terminated;

  . assigned a position of lesser responsibility or compensation in the resulting organization; or

  .  required to relocate.

  Mr. Bennett will have twelve months following his separation from our company or its successor, regardless of whether his termination is voluntary or involuntary, to exercise his vested options. Mr. Bennett is also entitled to severance payments of $200,000 in the event that he is terminated other than for cause.

  Stephen E. Odom, our Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary, entered into an offer letter with us dated April 13, 1998 under which he is entitled to acceleration of 100% of his then unvested options if after the first anniversary of his employment and prior to the fourth such anniversary, we are acquired by another company and he is (1) terminated or (2) assigned a position of lesser responsibility or compensation in the resulting organization, Mr. Odom will have twelve months following his separation from our company or our successor to exercise his vested options, regardless of whether his termination is voluntary or involuntary. Mr. Odom is also entitled to severance payments of six months of his then-current salary in the event that he is terminated other than for cause.

  Thomas P. Bernhardt, our Chief Technology Officer, entered into an employment agreement with us dated January 1, 1997. This agreement provides that Mr. Bernhardt is entitled to severance equal to six months salary in the event he is terminated without cause by us. Mr. Bernhardt has agreed that for a period of one year after his separation from our company, regardless of the reason, he will not:

  .  engage in direct competition with us;

  . conduct a business of the type or character engaged in by us at the time of his separation; or

  . develop, market, sell and/or distribute products or services directly competitive with ours.

  Mr. Bernhardt has also agreed to not employ any of our employees or induce or attempt to influence any of our employees to voluntarily terminate his or her employment with us other than those employees not directly involved in the development, marketing, sales and/or distribution of our products or services during Mr. Bernhardt's employment.

  Brian J. McGrath, our Vice President of Sales, entered into an employment agreement with us dated August 6, 1997 and a letter agreement dated January 13, 1999 intended to clarify the terms of his employment agreement. These agreements provide that Mr. McGrath is entitled to severance equal to six months salary upon his termination by us, other than for cause. In addition, the January 1999 amendment provides that effective July 1, 1999, Mr. McGrath's compensation consists of a base salary of $200,000 and an additional $200,000 in commissions contingent upon meeting specified operating targets. Prior to July 1, 1999, Mr. McGrath's commission plan depended on meeting specific operating targets and sales to specified customers. We have agreed with Mr. McGrath that for a six month period after his separation from our company, he will not compete with us and will not solicit a list of customers set forth in the January 1999 agreement as amended by us from time to time. Mr. McGrath agreed that for a period one year not to employ any of our employees or induce or attempt to influence any of our employees to voluntarily terminate his or her employment with our company. In the event Mr. McGrath is terminated without cause, his warrant to purchase shares of our common stock will continue to vest during the notice period and severance periods set forth in his August 6, 1997 employment agreement.

  Olivier J. Thierry, our Vice President--Marketing Communications, has entered into an employment agreement with us dated February 23, 1998. This agreement provides that Mr. Thierry is entitled to severance equal to six months salary upon his termination by us, other than for cause. Mr. Thierry has agreed that for a period of one year after his separation from our company, regardless of the reason, he will not (1) engage in direct competition with us or (2) develop, market, sell and/or distribute products or services directly competitive with ours. Mr. Thierry has also agreed for a period of two years not to employ any of our employees or induce or attempt to influence any of our employees to voluntarily terminate his or her employment with us.

  Under the February 23, 1998 agreement, we also agreed to grant Mr. Thierry a relocation loan of $80,000. The noninterest bearing relocation loan is due and payable in February 2002. We agreed to forgive the principal and interest due on the relocation loan in the amount of 1/48th per month for each month
Mr. Thierry remains our employee. In addition, we also agreed to provide additional payments to make

Mr. Thierry whole for any taxes payable upon the income realized from the loan forgiveness, net of any deductions Mr. Thierry is entitled to claim for moving expenses. We also agreed to forgive the balance of the relocation loan in the event that:

  . Mr. Thierry is terminated other than for cause or he voluntarily leaves us;

  . we are acquired by another company and Mr. Thierry's position is eliminated, downgraded, modified or geographically transferred; or

  . new senior management replaces Mr. Thierry with another individual in the same position other than for cause.

In the fiscal year ended June 30, 1999, we paid $79,303 to Mr. Thierry for loan forgiveness and tax reimbursement.

  Richard Pleczko, our Vice President of Marketing and Product Management, has entered into an employment agreement with us dated December 21, 1998. This agreement provides that Mr. Pleczko is entitled to an advance equal to $31,250, which will be forgiven over his first twelve months of employment with our company, if his quarterly bonus from PLATINUM technologies inc. is not paid to him due to Mr. Pleczko's employment with our company. Mr. Pleczko is also entitled to (1) severance payments of six months of his then current salary in the event he is terminated without cause and (2) acceleration of 25% of his then unvested options in the event he is terminated without cause during his first twelve months employment with our company. Mr. Pleczko has agreed that for a period of two years, in the event of any voluntary or involuntary termination or resignation, he will not directly or indirectly compete with us. Mr. Pleczko also agreed for a period of two years not to employ any of our employees or induce or influence any of our employees to voluntarily terminate his or her employment with us.

  Stephen Kangas, our Vice President of Strategic Alliances, entered into an employment agreement with us dated February 8, 1999. This agreement provides that Mr. Kangas is entitled to acceleration of 25% of his then unvested options to purchase shares of our common stock in the event that Mr. Kangas is terminated without cause as a result of a merger or acquisition of our company prior to the first anniversary of his employment with our company. Mr. Kangas is also entitled to severance payments of six months of his then current salary in the event that he is terminated other than for cause. Mr. Kangas has agreed that for a period of two years, in the event of any voluntary or involuntary termination or resignation, he will not directly or indirectly compete with us. Mr. Kangas has also agreed for a period of two years not to employ any of our employees or induce or influence any of our employees to voluntarily terminate his or her employment with us.

  Leslie D. Willard, our Vice President--Finance, entered into an employment agreement with us dated May 26, 1998. Under the agreement, Mr. Willard is entitled to acceleration of 100% of his then unvested options if after the first anniversary of his employment, our company is acquired by another company and he is (1) terminated or (2) assigned to a position of lesser responsibility or compensation in the resulting corporation.

  Michael Rovner, our Director of Business Development, entered into an employment agreement with us dated March 24, 1999. This agreement provides that Mr. Rovner is entitled to (1) acceleration of 25% of his then unvested options and (2) severance payments of six months of his then current salary, in the event he is terminated without cause as a result of a merger or acquisition of our company during the first twelve months of his employment. Mr. Rovner has agreed that for a period of two years, in the event of any voluntary or involuntary termination or resignation, he will not directly or indirectly compete with us. Mr. Rovner has also agreed for a period of two years not to employ any of our employees or induce or influence any of our employees to voluntarily terminate his or her employment with us.

Limitations On Directors' Liability And Indemnification

  Our certificate of incorporation limits the liability of our directors and executive officers to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to our company or our stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

The limits on a director or officer's liability in our certificate of incorporation do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

  Our certificate of incorporation together with our bylaws provide that we must indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would permit indemnification.

  We have entered into agreements to indemnify our directors and executive officers. These agreements provide for indemnification of our directors and executive officers for certain expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our directors and executive officers.

                              CERTAIN TRANSACTIONS

  All future transactions, other than compensation, stock options pursuant to the plans and other benefits available to employees generally, including any loans from us to our officers, directors, principal stockholders or affiliates, will be approved by a majority of our board of directors, including a majority of our independent and disinterested members of our board of directors. If required by law, the future transactions will be approved by a majority of the disinterested stockholders. These future transactions will be on terms no less favorable to us than we could obtain from unaffiliated third parties.

Stock Issuances and Redemptions to our Directors, Officers and Principal Stockholders

  In September 1996, we issued 2,431,350 shares of common stock to six individuals for aggregate proceeds of $3,000. Of such shares, we issued 1,045,480 shares to Thomas P. Bernhardt and 1,045,480 shares to Louis R. Woodhill. We acquired our OnePoint Administrator software product from Mission Critical Software I, Inc., an entity held by James R. Woodhill, in September 1996 in exchange for 1,697,082 shares of its Series A preferred stock. We also issued 121,568 shares of Series A Preferred Stock to E. Alexander Goldstein for aggregate proceeds of $25,000. In September 1996, we also issued 2,650,000 shares of Series B preferred stock for aggregate proceeds of $2,650,000. We repurchased 950,000 shares of the Series A preferred stock issued to Mission Critical Software I, Inc. in July 1997 for an aggregate of $2,850,000 in connection with our Series C preferred stock financing. The purpose was to reallocate some shares between our classes of capital stock as agreed by our existing stockholders and new investors. In July 1997, we issued 3,450,000 shares of Series C preferred stock for aggregate proceeds of $10,350,000. All shares of outstanding preferred stock converted automatically into shares of common stock on a one for one basis upon the closing of our initial public offering in August 1999. Listed below are those persons who participated in the financings described above who are our executive officers, directors or stockholders who beneficially own five percent or more of our securities.

                                                                    Aggregate
                           Common   Series A  Series B  Series C  Consideration
Stockholder                 Stock   Preferred Preferred Preferred     Paid
-----------               --------- --------- --------- --------- -------------
Austin Ventures
 Entities...............         --        --        -- 1,250,000  $3,750,000
Thomas P. Bernhardt.....  1,045,480        --        --        --       1,045
E. Alexander Goldstein..         --   121,568        --    30,000      90,000
International Capital
 Partners, Inc..........         --        --    62,500    27,333     144,499
JMI Equity Fund III,
 L.P....................         --        --        --   666,667   2,000,001
Brian J. McGrath........     70,625        --    50,000    20,000     145,313
Mission Critical Soft-
 ware I, Inc. (James R.
 Woodhill)..............     97,254 1,697,082        --        --     349,187
New Enterprise Associ-
 ates
 Entities ..............         --        -- 1,250,000   683,333   3,299,999
Louis R. Woodhill.......  1,045,480        --        --        --       1,045
Zesiger Capital.........         --        -- 1,140,000   656,000   3,764,000

  The entities listed above as Austin Ventures entities include Austin Venture V, L.P. and Austin Ventures V Affiliates Fund, L.P. Mr. Thornton, a director of our company, is a general partner of each of the entities. Mr. Thornton disclaims beneficial ownership of the shares held by each entity, except to the extent of his pecuniary interest therein.

Mr. Ayer, a director of our company, is a managing partner of International Capital Partners, Inc. Mr. Ayer disclaims beneficial ownership of the shares held by International Capital Partners, except to the extent of his pecuniary interest therein.

  The entities listed above as New Enterprise Associates entities include New Enterprise Associates VII Ltd. Partnership, NEA President's Fund and NEA Ventures 1996. Mr. Sandell, a director of our company, is a partner of each of the entities. Mr. Sandell disclaims beneficial ownership of the shares held by each entity, except to the extent of his pecuniary interest therein.

  Of the 1,796,000 shares originally issued to persons for whom Zesiger Capital serves as an investment advisor, Zesiger Capital currently has voting and dispositive power over 1,792,815 shares. The shares listed under Zesiger are held in the names of the individuals for whom Zesiger acts as an investment advisor.

Employment, Severance Agreements with our Former Founders, Directors and
Officers

  Our company was founded by Thomas P. Bernhardt, Louis R. Woodhill, Paul M. Koffend, Jr. and James R. Woodhill. Of these founders, Mr. Bernhardt is still an employee and director of Mission Critical Software. By mutual agreement, Louis Woodhill, Paul Koffend and James Woodhill each left our company during fiscal 1998 and fiscal 1999 because each of the former founders wanted to participate in a start-up stage company and our company had matured to a larger enterprise requiring management with different skill sets and experience. The following analysis sets forth the terms of our employment and severance agreements with each of Messrs. L. Woodhill, Koffend and J. Woodhill and describes amounts paid to each of them in the fiscal year ended June 30, 1999.

  Employment Agreement with Louis R. Woodhill. On September 4, 1996, we entered into an employment agreement with Louis R. Woodhill, then our Chief Executive Officer and President. Under the terms of the September 4, 1996 agreement, Mr. Woodhill was entitled to severance payments equal to six months of his salary in the event he was terminated without cause.

  Mr. Woodhill agreed that for a period of one year after his separation from our company, regardless of the reason, he would not:

  . engage in direct competition with us;

  . conduct a business of the type or character engaged in by us at the time
    Mr. Woodhill's employment ceased; or

  . develop, market, sell and/or distribute products or services directly competitive with ours.

    This noncompetition period will expire in November 1999.

  Mr. Woodhill also agreed that for a period of two years not to employ any of our employees or induce or attempt to influence any of our employees to voluntarily terminate his or her employment with us other than those employees not directly involved in the development, marketing, sales and/or distribution of our products or services during Mr. Woodhill's employment with our company. Mr. Woodhill agreed that for a two year period after his separation from our company he would not solicit, divert or take away or attempt to divert or take away the business or patronage of any clients, customers or accounts, or prospective clients, customers or accounts that were contacted, solicited or served by Mr. Woodhill during his employment by us in connection with the products or services that were developed or under active development, consideration for development, marketed, sold and/or distributed by us.

  On May 21, 1998, we entered into an amended and restated employment agreement with Mr. Woodhill. The May 1998 employment agreement provided for a term of employment of six months and required Mr. Woodhill to serve in the position of Chairman of the Board of Directors of our company during that six month period. Mr. Woodhill was entitled to salary payments of $13,750 per month during the six month period plus customary benefits and an office rental allowance of $1,000 per month.

  In connection with the May 1998 agreement, Mr. Woodhill was also entitled to receive a lump-sum severance payment of six months salary plus accrued and unused vacation time and unreimbursed travel expenses upon termination of his employment. Mr. Woodhill left our employ in November 1998 and in connection with the May 1998 employment agreement, Mr. Woodhill received gross salary payments of $82,500, health and dental benefits of $534 and a lump-sum severance payment of $82,500.

  We also agreed to and granted Mr. Woodhill an option to purchase 15,000 shares of our common stock at an exercise price of $0.50 per share. One-fourth of the shares subject to such option will vest on November 28, 1999 and the remaining shares vest as to 1/48th per month thereafter.

  Mr. Woodhill is also bound by noncompetition, nonsolicitation and nonhiring provisions similar to those set forth in the September 1996 agreement. These noncompetition provisions terminate in November 1999 and the nonsolicitation and nonhiring provisions terminate in November 2000.

  Employment Agreement with James R. Woodhill. On September 4, 1996, we entered into an employment agreement with James R. Woodhill, then our Vice President-- Marketing. Pursuant to the September 4, 1996 agreement, Mr. Woodhill was entitled to severance payments equal to six months of his salary in the event he was terminated without cause.

  Mr. Woodhill agreed that for a period of one year after his separation from our company, regardless of the reason, he would not:

  . engage in direct competition with us;

  . conduct a business of the type or character engaged in by us at the time
    Mr. Woodhill's employment ceased; or

  . develop, market, sell and/or distribute products or services directly competitive with ours.

  Mr. Woodhill also agreed for a period of two years not to employ any of our employees or induce or attempt to influence any of our employees to voluntarily terminate his or her employment with us other than those employees not directly involved in the development, marketing, sales and/or distribution of our products or services during Mr. Woodhill's employment. Mr. Woodhill agreed that for a two year period after his separation from our company, he would not solicit, divert or take away or attempt to divert or take away the business or patronage of any clients, customers or accounts, or prospective clients, customers or accounts that were contacted, solicited or served by Mr. Woodhill during his employment with us in connection with the products or services that were developed or under active development, consideration for development, marketed, sold and/or distributed by us.

  Mr. Woodhill left our employ on May 15, 1998, and we paid him severance and related payments of $60,000. Mr. Woodhill's noncompetition, nonsolicitation and nonhiring provisions will terminate in May 2000.

  Employment Agreement with Paul F. Koffend, Jr. On September 4, 1996, we entered into an employment agreement with Paul F. Koffend, Jr., then our Chief Financial Officer. Mr. Koffend agreed that for a period of one year after his separation from our company, regardless of the reason, he would not:

  . engage in direct competition with us;

  . conduct a business of the type or character engaged in by us at the time
    Mr. Koffend's employment ceased; or

  . develop, market, sell and/or distribute products or services directly competitive with ours.

  Mr. Koffend also agreed for a period of two years not to employ any of our employees or induce or attempt to influence any of our employees to voluntarily terminate his or her employment with us other than those employees not directly involved in the development, marketing, sales and/or distribution of our products or services during Mr. Koffend's employment. Mr. Koffend agreed that for a two year period after his separation from our company, he would not solicit, divert or take away or attempt to divert or take away the business or patronage of any clients, customers or accounts, or prospective clients, customers or accounts that were contacted, solicited or served by Mr. Koffend during his employment by us in connection with the products or services that were developed or under active development, consideration for development, marketed, sold and/or distributed by us.

  Mr. Koffend left our employ effective June 30, 1998, and we paid him severance and related payments of $60,000.

  Consulting Agreements with Former Directors. Effective April 16, 1999, May 21, 1999 and May 21, 1999, Paul F. Koffend, Jr., Louis R. Woodhill and E. Alexander Goldstein resigned as directors of our company. Each of Messrs. Koffend, Woodhill and Goldstein entered into a consulting agreement with us that provides for the former director to provide continued services to us as requested from time to time by our Board of Directors or Chief Executive Officer for a period of two years for Mr. Koffend, one year for Mr. Woodhill and one year for Mr. Goldstein. There is no minimum number of hours of service required. During the term of the consulting agreement, the directors will receive no other compensation for these services but each former director's stock options was vested in full in August 1999.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information known to us with respect to the beneficial ownership of our Common Stock as of September 30, 1999, and as adjusted to reflect the sale of common stock offered hereby by:

  . each stockholder known by us to own beneficially more than five percent of our common stock,

  . each of the executive officers listed in our Summary Compensation Table on page 54,

  .  each director of our company,

  .  all directors and executive officers as a group and

  .  all other selling stockholders.

                            Shares of Common
                        Stock Beneficially Owned     Number   Shares Beneficially
                           Prior to Offering        of Shares Owned After Offering
Name of Beneficial      ----------------------------- Being   --------------------
Owner                     Number        Percentage   Offered   Number   Percentage
------------------      -------------- ---------------------- --------- ----------
New Enterprise
 Associates Entities...      2,026,452         14.4        -- 2,026,452    13.1%
 2490 Sand Hill Rd.
 Menlo Park, California
  94025
Austin Ventures
 Entities..............      1,317,220          9.4   466,496   850,724     5.5
 114 W. 7th St., Suite
  1300,
 Austin, Texas 78701
JMI Equity Fund III,
 L.P...................        713,250          5.0   249,637   463,613     3.0
 12680 High Bluff Drive
 San Diego, California
  92130
International Capital
 Partners, Inc.........        138,195            *    28,298   109,897       *
 300 First Stamford
  Place
 Stamford, Connecticut
  06902
Zesiger Capital Group
 LLC...................      1,792,815         12.8   627,415 1,165,400     7.5
 320 Park Avenue
 New York, New York
  10022
Mission Critical
 Software I, Inc.......        643,997          4.5   250,000   393,997     2.5
Louis R. Woodhill......        321,107         2.29   120,000   201,107     1.4
Michael S. Bennett.....        461,071          3.2   120,000   341,071     2.2
Thomas P. Bernhardt....      1,014,294          7.2   113,429   900,863     5.8
Stephen E. Odom........        109,879            *    32,074    77,805       *
Oliver J. Thierry......        105,000            *    24,000    81,000       *
Brian J. McGrath.......        277,377          2.0    45,300   232,077     1.5
Scott D. Sandell.......      2,026,452         14.4        -- 2,026,452    13.1
John D. Thornton.......      1,317,220          9.4   466,496   850,724     5.5
Douglas L. Ayer........        138,195            *    18,298   119,897       *
Michael J. Maples......             --            *        --        --       *
John J. Moores.........        713,250          5.0   249,637   463,613     3.0
All executive officers
 and directors as a
 group (17 persons) ...      6,162,733         42.5 1,102,789 5,059,999    32.0
Other selling
 stockholders who
 individually own less
 than 1%
 (   persons)..........      1,357,403          9.4   393,796   963,607     6.0

---------------------
 *  Less than 1% of the outstanding shares of common stock.

  Except as otherwise noted above, the address of each person listed on the table is 13939 Northwest Freeway, Houston, Texas 77040.

  As of September 30, 1999, 14,007,567 shares of our common stock was outstanding. The columns regarding the number of shares being offered and beneficial ownership after the offering assume that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will sell an aggregate of 2,100,000 shares of new common stock.

  We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included the shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after September 30, 1999, but we have not included those shares for purposes of computing percentage ownership of any other person. We have assumed unless otherwise indicated below that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

  The beneficial ownership of the persons set forth in the table above includes the following options or warrants to purchase our common stock that may be exercised by such person within 60 days of September 30, 1999:

          Securities Exercisable Within 60 Days of September 30, 1999

                                                                         Options
                                                                         -------
      Michael S. Bennett................................................ 242,066
      Thomas P. Bernhardt...............................................  70,000
      Stephen E. Odom...................................................  39,691
      Olivier J. Thierry................................................  35,001
      Brian J. McGrath..................................................  33,754
      Scott D. Sandell..................................................  25,000
      John D. Thornton..................................................   2,344
      Douglas L. Ayer...................................................  25,000
      Michael J. Maples.................................................      --
      John J. Moores....................................................  21,875
      All directors and officers........................................ 565,244
      Other selling stockholders........................................ 411,719

The beneficial ownership reported for New Enterprise Associates entities and Mr. Sandell includes 1,913,455 shares held by New Enterprise Associates VII Ltd. Partnership, 82,691 shares held by NEA President's Fund, L.P. and 5,306 shares held by NEA Ventures 1996, L.P. Mr. Sandell disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. New Enterprise Associates VII Ltd. Partnership has one general partner, NEA Partners VII, L.P. The general partners of NEA Partners VII, L.P. are Peter J. Barris, Nancy L. Dorman, Ronald H. Kase, C. Richard Kramlich, Arthur C. Marks, Thomas C. McConnell, Peter T. Morris, Charles W. Newhall, John M. Niera and Mark W. Perry. The general partner of NEA Presidents Fund, L.P. is NEA General Partners, L.P. The general partners of NEA General Partners, L.P. are Peter J. Barris, Frank A. Bonsol, Jr., Nancy L. Dorman, Ronald H. Kase, C. Richard Kramlich, Arthur C. Marks, Thomas C. McConnell, Charles W. Newhall, John M. Niera and Mark W. Perry. These numbers and percentages also include 25,000 shares subject to options exercisable within 60 days from September 30, 1999 held by Mr. Sandell.

  The beneficial ownership reported for Austin Ventures entities and Mr. Thornton includes 1,233,654 shares held by Austin Venture V, L.P. and 61,691 shares held by Austin Ventures V Affiliates Fund, L.P. Mr. Thornton disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. Austin

Ventures V, L.P. and Austin Ventures V Affiliates Fund, L.P. have one general partner, Austin Ventures Partners V, L.P. The general partners of Austin Ventures Partners V, L.P. are Joseph Aragona, Kenneth P. DeAngelis, John D. Thornton, Blaine F. Wesner and Jeff Garvey. These numbers and percentages also include 2,344 shares subject to options exercisable within 60 days from September 30, 1999 held by Mr. Thornton. Shares to be sold by Austin Ventures entities include 431,779 shares held by Austin Ventures V L.P., 21,592 shares held by Austin Ventures V Affiliates Fund, L.P. and 13,125 shares held by John
D. Thornton.

  Mr. Moores disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. The general partners of JMI Equity Fund III, L.P. are Charles E. Noell, Harry S. Gruner, Norris Van der Berg, Paul Barber and Robert Sywolski. These numbers and percentages also include 21,875 shares subject to options exercisable within 60 days of September 30, 1999 held by Mr. Moores. Shares to be sold include 241,981 shares held by JMI Equity Fund III, L.P. and 7,656 shares held by Mr. Moores.

  The managing partners of International Capital Partners, Inc. are Douglas L. Ayer, president and managing partner, Ajit G. Hutheesing, chairman and managing partner and Nicholas E. Sinacori, managing partner. Mr. Ayers disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. These numbers and percentages also include 25,000 shares subject to options exercisable within 60 days from September 30, 1999 held by Mr. Ayers. Shares to be sold include 18,298 shares held by International Capital Partners Inc. and 10,000 shares held by International Capital Partners Profit-Sharing Fund.

  The beneficial ownership reported for Zesiger Capital includes 1,792,815 shares over which Zesiger has voting and dispositive power, but the shares are held in the names of the individuals for whom Zesiger acts as an investment advisor.

  James R. Woodhill is the sole stockholder of Mission Critical Software I, Inc. and is deemed to beneficially own 643,997 shares held by Mission Critical Software I, Inc.

                          DESCRIPTION OF CAPITAL STOCK

General

  We are authorized to issue 50,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value.

Common Stock

  As of September 30, 1999, we had 14,007,567 shares of common stock outstanding that were held of record by approximately 154 stockholders.

  The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

  Our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock; any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

  . restricting dividends on the common stock;

  . diluting the voting power of the common stock;

  . impairing the liquidation rights of the common stock; and

  . delaying or preventing a change in control of our company without further action by the stockholders.

We have no present plans to issue any shares of preferred stock.

Warrants

  As of September 30, 1999, we had outstanding warrants to purchase 190,000 shares of common stock issued to Serverware Group plc at an exercise price of $1.50 per share that will expire on June 26, 2007.

Holders of Registration Rights Can Require Us to Register Shares of Our Stock for Resale

  The holders of 5,992,500 shares of common stock or their permitted transferees are entitled to certain rights with respect to registration of such shares under the Securities Act of 1933, as amended. These rights are provided under the terms of our agreement with the holders of registrable securities. Under these registration rights, holders of at least a majority of the then outstanding registrable securities may require on two occasions that we register their shares for public resale. We are obligated to register these shares if the holders of a majority of the eligible shares request registration and only if the shares to be registered have an anticipated public offering price of at least $1,000,000. In addition, holders of registrable securities may require on three separate occasions that we register their shares for public resale on Form S-3 or similar short-form registration, if we are eligible to use Form S-3 or similar short-form registration, and the value of the securities to be registered is at least $1,000,000. If we elect to register any of our shares of common stock for any public offering, the holders of registrable securities are entitled to include shares of common stock in the registration. However we may reduce the number of shares proposed to be registered in view of market conditions. We will pay all expenses in connection with any registration, other than underwriting discounts and commissions.

Anti-Takeover Effects of Some Provisions of Delaware Law

  Certain provisions of Delaware law and our certificate of incorporation and bylaws could make the acquisition of our company by means of a tender offer, a proxy contest or otherwise more difficult or to make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging such proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

  We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in the manner set forth in the statute. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Anti-Takeover Effects of Certain Provisions of Our Charter Documents

  Our certificate of incorporation provides for our board to be divided into three classes serving staggered terms. Approximately one-third of the board will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions. Our certificate of incorporation provides that directors may be removed:

  . with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of voting stock; or

  . without cause by the affirmative vote of the holders of at least 66 2/3% of the then-outstanding shares of the voting stock.

  Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or defer a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of our company.

  Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. Our bylaws authorize a majority of our board of directors, the chairman of the board or the chief executive officer to call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to such time as a majority of the board of directors believed or the chief executive officer believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board also could be delayed until the next annual meeting.

  Delaware law provides that stockholders may execute an action by written consent in lieu of a stockholder meeting. However, Delaware law also allows us to eliminate stockholder actions by written consent. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions since actions by written consent are not subject to the minimum notice requirement of a stockholder's meeting. However, we believe that the elimination of stockholders' written consents may deter hostile takeover attempts. Without the availability of stockholder's actions by written consent, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders meeting. The holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders' meeting and satisfy the notice periods determined by the board of directors. Our certificate of incorporation provides for the elimination of actions by written consent of stockholders upon the closing of this offering.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is BankBoston, N.A. BankBoston, N.A. is located at 150 Royall Street, Canton, Massachusetts 02021, and its telephone number is (508) 575-3120.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of such sales occurring could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through an offering of equity securities.

  After this offering, we will have outstanding 15,507,567 shares of common stock, based upon shares outstanding as of September 30, 1999, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after September 30, 1999. All of the shares sold in this offering and the 4,312,500 shares sold in our initial public offering will be freely tradable without restriction under the Securities Act except for any shares purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The 7,195,067 shares of common stock held by existing stockholders are "restricted" shares as that term is defined in Rule 144 under the Securities Act. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144 or 701 under the Securities Act, which are summarized below.

  Our officers, directors, employees the selling stockholders and certain other stockholders, who collectively hold an aggregate of 7,186,107 restricted shares, and the underwriters entered into lock-up agreements in connection with our initial public offering. These lock-up agreements provide that, with certain limited exceptions, our officers, directors, employees, selling stockholders and such other stockholders have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of our shares until January 31, 2000. Hambrecht & Quist LLC may, in its sole discretion and at any time without prior notice, release all or any portion of the shares subject to these lock-up agreements. We have also entered into an agreement with Hambrecht & Quist LLC that we will not offer, sell or otherwise dispose of our common stock until January 31, 2000.

  Taking into account the lock-up agreements, the number of shares that will be available for sale in the public market under the provisions of Rules 144, 144(k) and 701 will be as follows:

                                                                     Number of
      Date of Availability for Sale                                   Shares
      -----------------------------                                  ---------
      At various times between September 30, 1999 and January 31,
       2000.........................................................     8,960
      At various times thereafter upon the expiration of applicable holding periods.............................................. 7,186,107

  Following the expiration of the lock-up period, shares issued upon exercise of options granted by us prior to the completion of this offering will also be available for sale in the public market pursuant to Rule 701 under the Securities Act unless those shares are held by one of our affiliates, directors or officers.

  Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  .  one percent of the number of shares of common stock then outstanding or

  . the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

  Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of our company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  At September 30, 1999, options to purchase 4,520,363 shares of common stock were outstanding of which options approximating 746,690 shares were then vested and exercisable. Beginning on January 31, 2000, effective date of this offering, approximately 1,154,899 shares issuable upon the exercise of vested stock options will become eligible for sale in the public market, if such options are exercised.

  The holders of an aggregate of 5,992,500 shares of outstanding common stock will have the right to require us to register their shares for sale upon meeting certain requirements. See "Description of Capital Stock--Registration Rights" for additional information regarding registration rights.

                                  UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement, the underwriters named below, Hambrecht & Quist LLC, BancBoston Robertson Stephens Inc., SoundView Technology Group, Inc. and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, have severally agreed to purchase from us the following respective number of shares of Mission Critical Software common stock:

                                                                     Number of
      Name                                                            Shares
      ----                                                           ---------
      Hambrecht & Quist LLC.........................................
      BancBoston Robertson Stephens Inc.............................
      SoundView Technology Group, Inc...............................
      Dain Rauscher Wessels, a division of Dain Rauscher
       Incorporated.................................................
                                                                     ---------
      Total......................................................... 4,000,000
                                                                     =========

  The underwriting agreement provides that the obligations of the underwriters are subject to approval of legal matters by counsel as more fully described in the underwriting agreement and to various other conditions. The nature of the underwriters' obligation requires that they purchase all shares of common stock offered in this offering if they purchase any of the shares in this offering.

  The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess
of $     per share. The underwriters may allow and such dealers may reallow a
concession not in excess of $     per share to certain other dealers. After the
public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

  We have granted to the underwriters an option, exercisable no later than 30 days after the date of the effective date of this offering to purchase up to 600,000 additional shares of common stock at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered in this offering. We will be obligated to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of common stock offered in this prospectus.

  The following table summarizes the compensation that we and the selling stockholders will pay to the underwriters in connection with this offering:

                                                                 Total
                                                         ---------------------
                                                          Without      With
                                                    Per    Over-      Over-
                                                   Share allotment  allotment
                                                   ----- ---------- ----------
Underwriting discounts and commissions paid by
 Mission Critical Software........................       $          $
Underwriting discounts and commissions paid by
 selling stockholders.............................

  The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  We and the selling stockholders have agreed to indemnify the underwriters against liabilities connected to this offering, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

  A majority of our stockholders, including all executive officers and directors and the selling stockholders, who own in the aggregate 7,186,107 shares of common stock have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell, or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them until January 31, 2000. We have agreed that we will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock until January 31, 2000, except that we may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under our stock option plans, provided that without the prior written consent of Hambrecht & Quist LLC the additional options shall not be exercisable during such period.

  In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

  These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over the counter market or otherwise.

  As permitted by Rule 103 under the Exchange Act, certain underwriters (and selling group members, if any) that are market makers ("passive market markers") in the common stock may make bids for or purchases of common stock in the Nasdaq National Market until a stabilizing bid has been made. Rule 103 generally provides:

  . a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months, or any

    60 consecutive days ending within the 10 days, immediately preceding the filing date of the registration statement of which this prospectus forms a part,
  . a passive market maker may not effect transactions or display bids for the common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers, and
  . bids made by passive market makers must be identified as such

  We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $580,000.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California and Austin, Texas. Legal matters related solely to this offering will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited our financial statements at June 30, 1998 and 1999, and for the period from July 19, 1996 (date of inception) to June 30, 1997, and the years ended June 30, 1998 and 1999, as set forth in their report, which is included in this prospectus. Our financial statements are included in this prospectus in reliance on their report, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. The Commission also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

  Mission Critical Software has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and our common stock, reference is made to the registration statement and to the exhibits and schedules filed therewith. A copy of the registration statement may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                        MISSION CRITICAL SOFTWARE, INC.

                         INDEX TO FINANCIAL STATEMENTS

                               THREE MONTHS ENDED
                          SEPTEMBER 30, 1998 AND 1999

Condensed Balance Sheets.................................................... F-2
Statements of Operations.................................................... F-3
Statement of Stockholders' Equity (Deficit)................................. F-4
Statements of Cash Flows.................................................... F-5
Condensed Notes to Financial Statements..................................... F-6

                              FISCAL PERIODS ENDED
                          JUNE 30, 1997, 1998 AND 1999

Report of Independent Auditors.............................................  F-9
Balance Sheets............................................................. F-10
Statements of Operations................................................... F-11
Statements of Stockholders' Deficit........................................ F-12
Statements of Cash Flows................................................... F-13
Notes to Financial Statements.............................................. F-14

                        MISSION CRITICAL SOFTWARE, INC.

                            CONDENSED BALANCE SHEETS
                       (in thousands, except share data)

                                                       June 30,  September 30,
                                                       1999(1)       1999
                                                       --------  -------------
                                                                  (unaudited)
                        ASSETS
Current assets:
Cash and equivalents.................................. $11,031      $62,187
Receivables, net......................................   3,299        3,320
Other current assets..................................     758          311
                                                       -------      -------
  Total current assets................................  15,088       65,818
Property and equipment, net...........................   2,048        3,322
Acquired technology, net..............................     607          515
Other assets..........................................      43           45
                                                       -------      -------
  Total assets........................................ $17,786      $69,700
                                                       =======      =======
    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable...................................... $   918      $ 1,622
Accrued liabilities...................................   5,429        5,576
Current maturities of long-term notes payable.........     265          257
Deferred revenue......................................   4,300        6,121
                                                       -------      -------
  Total current liabilities...........................  10,912       13,576
Deferred revenue, less current portion................     838          483
Long-term notes payable, less current maturities......      81           --
                                                       -------      -------
  Total liabilities...................................  11,831       14,059
Redeemable convertible preferred stock, Series A,
 $0.001 par value,
 868,650 and no shares authorized and outstanding,
 respectively.........................................     179           --
Redeemable convertible preferred stock, Series B,
 $0.001 par value, 2,650,000 and no shares authorized
 and outstanding, respectively........................   2,650           --
Redeemable convertible preferred stock, Series C,
 $0.001 par value, 3,450,000 and no shares authorized
 and outstanding, respectively........................  10,350           --
Preferred Stock, $0.001 par value, 5,000,000 shares
 authorized, no shares issued or outstanding..........      --           --
Common stock, $0.001 par value, 50,000,000 shares
 authorized, 3,307,511 and 14,007,567 shares
 outstanding, respectively............................       3           14
Additional paid-in capital............................   3,290       64,401
Deferred stock compensation...........................  (2,315)      (1,590)
Accumulated deficit...................................  (8,202)      (7,184)
                                                       -------      -------
  Total stockholders' equity (deficit)................  (7,224)      55,641
                                                       -------      -------
  Total liabilities and stockholders' equity
   (deficit).......................................... $17,786      $69,700
                                                       =======      =======

(1) Derived from the Company's audited financial statements as of June 30, 1999.

   The accompanying notes are an integral part of these financial statements.

                        MISSION CRITICAL SOFTWARE, INC.

                            STATEMENTS OF OPERATIONS

                     (in thousands, except per share data)

                                                               Three Months
                                                                   Ended
                                                               September 30,
                                                               --------------
                                                                1998    1999
                                                               ------  ------
                                                                (unaudited)
Revenues:
  License fees................................................ $4,052  $7,442
  Maintenance.................................................    613   1,578
                                                               ------  ------
  Total revenues..............................................  4,665   9,020
                                                               ------  ------
Cost of revenue:
  Cost of license.............................................     96      90
  Cost of maintenance.........................................    226     256
                                                               ------  ------
  Total cost of revenue.......................................    322     346
                                                               ------  ------
    Gross margin..............................................  4,343   8,674
                                                               ------  ------
Operating expenses:
  Sales & marketing...........................................  2,479   4,774
  Research & development......................................  1,223   2,161
  General & administrative....................................    576     958
  Amortization of deferred stock compensation.................     32     290
  Abandoned lease costs (recovery)............................     --    (295)
                                                               ------  ------
  Total operating expense.....................................  4,310   7,888
                                                               ------  ------
    Operating income..........................................     33     786
                                                               ------  ------
Interest income...............................................     59     420
Interest expense..............................................    (19)     (9)
Other income, net.............................................      3       1
                                                               ------  ------
  Income before income taxes..................................     76   1,198
Income tax expense............................................     --     180
                                                               ------  ------
Net income....................................................     76   1,018
Increase in dividends in arrears on redeemable convertible
 preferred stock..............................................   (264)     --
                                                               ------  ------
Net income (loss) applicable to common stockholders........... $ (188) $1,018
                                                               ======  ======
Earnings (loss) per common share:
  Basic....................................................... $(0.07) $ 0.10
  Diluted..................................................... $(0.07) $ 0.06

   The accompanying notes are an integral part of these financial statements.

                        MISSION CRITICAL SOFTWARE, INC.

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                  (unaudited)
                       (in thousands, except share data)

                            Common Stock    Additional   Deferred
                          -----------------  Paid-in      Stock     Accumulated
                            Number   Amount  Capital   Compensation   Deficit    Total
                          ---------- ------ ---------- ------------ ----------- -------
Balance at June 30,
 1999...................   3,307,511  $ 3    $ 3,290     $(2,315)     $(8,202)  $(7,224)
                          ----------  ---    -------     -------      -------   -------
Amortization of deferred
 stock compensation.....                                     725                    725
Common stock issued upon
 exercise of stock
 options................     175,573             138                                138
Common stock issued upon
 exercise of stock
 warrants...............     243,333    1        315                                316
Common stock issued in
 initial public
 offering, net..........   3,312,500    3     47,486                             47,489
Conversion of preferred
 stock..................   6,968,650    7     13,172                             13,179
Net income..............                                                1,018     1,018
                          ----------  ---    -------     -------      -------   -------
Balance at September 30,
 1999...................  14,007,567  $14    $64,401     $(1,590)     $(7,184)  $55,641
                          ==========  ===    =======     =======      =======   =======

                        MISSION CRITICAL SOFTWARE, INC.

                            STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                                                Three Months
                                                                   Ended
                                                               September 30,
                                                               ---------------
                                                                1998    1999
                                                               ------  -------
                                                                (unaudited)
Cash flows from operating activities:
  Net income.................................................. $   76  $ 1,018
  Adjustments to reconcile net loss to net cash provided by
   operating activities:
    Depreciation and amortization.............................    198      277
    Noncash compensation expense..............................     32      725
    Gain on disposal of assets................................     (1)      --
  Changes in operating assets and liabilities:
    Accounts receivable.......................................    544      (21)
    Prepaid and other current assets..........................     32      447
    Other assets..............................................     80       (2)
    Accounts payable..........................................    (30)     704
    Accrued liabilities and other.............................    650      147
    Deferred revenue..........................................    242    1,466
                                                               ------  -------
Net cash provided by operating activities.....................  1,823    4,761

Cash flows from investing activities:
  Proceeds from sale of property and equipment................      6       27
  Purchase of property and equipment..........................   (211)  (1,486)
                                                               ------  -------
Net cash used in investing activities.........................   (205)  (1,459)

Cash flows from financing activities:
  Payments on long-term debt..................................    (65)     (66)
  Repayment of capital lease..................................     (2)     (23)
  Exercised options, net......................................     75      138
  Exercised warrants, net.....................................     --      316
  Proceeds from initial stock offering, net...................     --   47,489
                                                               ------  -------
Net cash provided by financing activities:....................      8   47,854
                                                               ------  -------
Net increase in cash and cash equivalents.....................  1,626   51,156
                                                               ------  -------
Beginning cash and cash equivalents...........................  4,575   11,031
                                                               ------  -------
Ending cash and cash equivalents.............................. $6,201  $62,187
                                                               ======  =======

   The accompanying notes are an integral part of these financial statements.

                        MISSION CRITICAL SOFTWARE, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1999
                                  (unaudited)

1. Basis of Presentation

  The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting and in accordance with Form 10-Q and Rule 10.01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited financial statements contained in this report reflect all adjustments, consisting of only normal recurring adjustments considered necessary for a fair presentation of the financial position and the results of operations for the interim periods presented. Operating results for interim periods are not necessarily indicative of results for the full year. These unaudited financial statements, footnote disclosures and other information should be read in conjunction with the financial statements and the notes thereto included in the Company's audited financial statements for the year ended June 30, 1999 which are included in the Company's Registration Statement filed on Form S-1, as amended, on August 4, 1999 (Reg. No. 333-79501).

2. Stockholders' Equity

  In the period July 1, 1999 through September 30, 1999, options to purchase 175,573 shares of common stock at exercise prices of $0.50 to $2.50 per share were exercised. At September 30, 1999, there were options outstanding to purchase 4,520,363 shares of common stock.

  In August 1999, the Company completed an initial public offering in which the Company sold a total of 3,312,500 shares of its common stock for net proceeds to the Company of $47.5 million. Upon closing of the initial public offering, all outstanding Series A, B, and C Redeemable Convertible Preferred Stock were converted to 6,968,650 shares of common stock.

  The Company recorded deferred stock compensation of $475,000 in connection with options granted to three former directors who became consultants when they resigned from our board of directors in the quarter ended June 30, 1999. In the three months ended September 30, 1999, the Board of Directors vested the options that would have vested during the remaining term of the consulting agreement. As a result of the Board of Director's action, the Company recognized the remaining $436,000 of stock compensation expense during the quarter.

  For the periods ended September 30, 1998 and 1999, comprehensive income was the same as net income.

3. Income Taxes

  The provision for income tax expense for the three months ended September 30, 1999 was 15% of pre-tax income. The difference in the effective rate versus the statutory U.S. tax rate is primarily due to the impact of tax benefits associated with the anticipated utilization of net operating loss carryforwards during fiscal 2000.

  The Company did not record a provision for income taxes in the three month period ended September 30, 1998, because it had generated net operating loss carryforwards of approximately $3.5 million since the Company's inception. A full valuation allowance was recorded due to the uncertainty of its ability to recognize the future benefits of such losses. The net operating loss carryforwards begin to expire in 2012 and may be subject to various IRS code limitations.

4. Earnings Per Share

  The Company follows the provisions of SFAS No. 128, Earnings Per Share. Basic net income (loss) per share is computed by dividing net income (loss) applicable to common stockholders by the weighted average

                        MISSION CRITICAL SOFTWARE, INC.

number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of shares of common stock outstanding, adjusted to reflect common stock equivalents, such as convertible preferred stock, stock options and warrants to purchase common stock, to the extent they are dilutive, less the number of shares that could have been repurchased with the exercise proceeds using the treasury stock method.

  The following table presents the calculation of basic and diluted net income
(loss) per share and pro forma basic and diluted net income per share (in thousands, except share and per share data):

                                                         Three Months Ended
                                                            September 30
                                                       ------------------------
                                                          1998         1999
                                                       -----------  -----------
Net income...........................................  $        76  $     1,018
Increase in dividends in arrears on redeemable
 convertible preferred stock.........................         (264)          --
                                                       -----------  -----------
Net income (loss) applicable to common shareholders..  $      (188) $     1,018
                                                       ===========  ===========
Pro forma net income applicable to common
 stockholders........................................  $        76
                                                       ===========
Shares used in computing:
  Basic net income (loss) per share..................    2,549,240    9,948,991
                                                       ===========  ===========
  Diluted net income (loss) per share................    2,549,240   16,031,298
                                                       ===========  ===========
  Pro forma basic net income per share...............    9,517,890
                                                       ===========
  Pro forma diluted net income per share.............   12,171,729
                                                       ===========
Computation of:
  Basic net income (loss) per share applicable to
   common stockholders...............................  $     (0.07) $      0.10
                                                       ===========  ===========
  Diluted net income (loss) per share applicable to
   common stockholders...............................  $     (0.07) $      0.06
                                                       ===========  ===========
  Pro forma basic net income loss per share..........  $      0.01
                                                       ===========
  Pro forma diluted net income loss per share........  $      0.01
                                                       ===========

  The Company's historical capital structure is not indicative of its prospective structure due to the automatic conversion of all shares of redeemable convertible preferred stock into common stock concurrent with the closing of the Company's initial public offering. Accordingly, a pro forma calculation for the three month period ended September 30, 1998 assuming the conversion of all outstanding shares of redeemable convertible preferred stock into common stock upon the Company's initial public offering using the if-converted method from their respective dates of issuance is presented. As the pro forma calculation results in net income applicable to common stockholders, the shares used in computing pro forma diluted net income per share include 2,653,839 common stock equivalents using the treasury stock method.

5. Segment Reporting

  Effective July 1, 1998, the Company adopted SFAS No. 131 Disclosures About Segments of an Enterprise and Related Information. The adoption of SFAS 131 did not have a significant effect on the disclosure of segment information as the Company continues to consider its business activities to be in a single segment.

                        MISSION CRITICAL SOFTWARE, INC.

6. Litigation

  The Company received correspondence from Commerce Funding Corporation, one of its stockholders, alleging that the Company failed to give it proper notice of its right of first refusal with respect to the proposed resale of 250,000 shares of its common stock by two of its stockholders. The Company filed a petition seeking a declaratory judgement that the Company has no liability with respect to Commerce Funding Corporation's claims on July 1, 1999. On August 2, 1999, the Company, its Chief Executive Officer and Chief Financial Officer were named as defendants in a complaint filed by Commerce Funding Corporation. The parties to these actions are now conducting discovery. The Company believes that Commerce Funding Corporation's claims are without merit and intends to vigorously defend the claim. The ultimate outcome of this claim is not expected to have a material adverse effect on the financial statements, operating results or financial conditions. If Commerce Funding Corporation were to be awarded a judgment in its complaint or the Company were unable to obtain the relief the Company has requested, the Company would be required to indemnify its officers with respect to legal fees, pay its legal expenses and possibly those of Commerce Funding Corporation.

7. Proposed Stock Offering

  On October 13, 1999, the board of directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its Common Stock and shares held by existing stockholders to the public.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Mission Critical Software, Inc.

  We have audited the accompanying balance sheets of Mission Critical Software, Inc. (the "Company") as of June 30, 1999 and 1998, and the related statements of operations, stockholders' deficit, and cash flows for the years ended June 30, 1999 and 1998, and the period from July 19, 1996 (date of inception) to June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mission Critical Software, Inc. at June 30, 1999 and 1998, and the results of its operations and its cash flows for the years ended June 30, 1999 and 1998, and the period from July 19, 1996 (date of inception) to June 30, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Austin, Texas
July 7, 1999 except for Note 14, as to
which the date is August 4, 1999

                        MISSION CRITICAL SOFTWARE, INC.

                                 BALANCE SHEETS

                (in thousands, except share and per share data)

                                                                  June 30,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
                           ASSETS
Current assets:
Cash and cash equivalents....................................  $ 4,575  $11,031
Accounts receivable, net of allowance of $150 and $395,
 respectively................................................    3,912    3,299
Prepaid and other current assets.............................      202      758
                                                               -------  -------
  Total current assets.......................................    8,689   15,088
Property and equipment, net..................................    1,199    2,048
Acquired technology, net of accumulated amortization of $598
 and $959, respectively......................................      968      607
Other assets.................................................      102       43
                                                               -------  -------
  Total assets...............................................  $10,958  $17,786
                                                               =======  =======
            LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Revolving line of credit and current maturities of long-term
 debt........................................................  $   536  $   265
Accounts payable.............................................      288      918
Accrued liabilities..........................................    2,154    5,429
Deferred revenue.............................................    2,470    4,300
                                                               -------  -------
  Total current liabilities..................................    5,448   10,912
Long-term debt, less current maturities......................      352       81
Deferred revenue, less current portion.......................      495      838
                                                               -------  -------
  Total liabilities..........................................    6,295   11,831
Redeemable convertible preferred stock, Series A, $0.001 par value, authorized and outstanding--868,650 shares; ($.205647
 per share liquidation preference)...........................      179      179
Redeemable convertible preferred stock, Series B, $0.001 par value, authorized and outstanding--2,650,000 shares; ($1 per
 share liquidation preference)...............................    2,650    2,650
Redeemable convertible preferred stock, Series C, $0.001 par value, authorized 3,450,000 shares, outstanding--3,450,000
 shares; ($3 per share liquidation preference)...............   10,350   10,350
Stockholders' deficit:
Common stock, $0.001 par value, authorized--50,000,000
 shares, outstanding 2,484,971 and 3,307,511 shares,
 respectively................................................        2        3
Additional paid-in capital...................................       26    3,290
Deferred stock compensation..................................       --   (2,315)
Accumulated deficit..........................................   (8,544)  (8,202)
                                                               -------  -------
  Total stockholders' deficit................................   (8,516)  (7,224)
                                                               -------  -------
  Total liabilities and stockholders' deficit................  $10,958  $17,786
                                                               =======  =======

   The accompanying notes are an integral part of these financial statements.

                        MISSION CRITICAL SOFTWARE, INC.

                            STATEMENTS OF OPERATIONS

                     (in thousands, except per share data)

                                          Period From
                                         July 19, 1996    Year Ended June 30,
                                      (date of inception) --------------------
                                       to June 30, 1997     1998       1999
                                      ------------------- ---------  ---------
Revenue:
  License...........................        $ 4,087       $  12,767  $  21,067
  Maintenance.......................            180           1,609      3,760
                                            -------       ---------  ---------
  Total revenue.....................          4,267          14,376     24,827
Cost of revenue:
  Cost of license...................            206             392        380
  Cost of maintenance...............            142             933        914
                                            -------       ---------  ---------
  Total cost of revenue.............            348           1,325      1,294
                                            -------       ---------  ---------
    Gross margin....................          3,919          13,051     23,533
                                            -------       ---------  ---------
Operating expenses:
  Sales and marketing...............          3,554           9,590     13,480
  Research and development..........          1,317           3,612      5,986
  General and administrative........            973           2,228      2,458
  Amortization of deferred stock
   compensation.....................             --              --        532
  Abandoned lease costs.............             --              --      1,034
  Acquired in-process research and
   development......................          1,575              --         --
                                            -------       ---------  ---------
  Total operating expenses..........          7,419          15,430     23,490
                                            -------       ---------  ---------
    Operating income (loss).........         (3,500)         (2,379)        43
                                            -------       ---------  ---------
Interest income.....................             35             149        365
Interest expense....................             (6)            (59)       (50)
Other expense, net..................            (27)            (27)       (16)
                                            -------       ---------  ---------
  Income (loss) before income
   taxes............................         (3,498)         (2,316)       342
Income tax benefit..................            175              --         --
                                            -------       ---------  ---------
    Net income (loss)...............         (3,323)         (2,316)       342
Excess of consideration paid to re-
 deem preferred stock and dividends
 in arrears.........................           (181)         (3,714)    (1,059)
                                            -------       ---------  ---------
Net loss applicable to common
 stockholders (Note 8)..............        $(3,504)      $  (6,030) $    (717)
                                            =======       =========  =========
Basic and diluted net loss per share
 applicable to common stockholders..        $ (1.44)      $   (2.47) $   (0.25)
                                            =======       =========  =========
Pro forma basic net income per share
 (unaudited)........................                                 $    0.04
                                                                     =========
Pro forma diluted net income per
 share (unaudited)..................                                 $    0.03
                                                                     =========

   The accompanying notes are an integral part of these financial statements.

                        MISSION CRITICAL SOFTWARE, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT

                       (in thousands, except share data)

                           Common Stock   Additional   Deferred
                         ----------------  Paid-in      Stock     Accumulated
                          Number   Amount  Capital   Compensation   Deficit    Total
                         --------- ------ ---------- ------------ ----------- -------
  Common stock issued
   for cash............. 2,431,350  $ 2     $    1     $    --      $    --   $     3
  Effect of deferred tax
   liability recorded
   for acquired technol-
   ogy..................        --   --         --          --         (175)     (175)
  Cost of issuance of
   Series B Preferred
   Stock................        --   --         --          --          (25)      (25)
  Net loss..............        --   --         --          --       (3,323)   (3,323)
                         ---------  ---     ------     -------      -------   -------
Balance at June 30,
 1997................... 2,431,350    2          1          --       (3,523)   (3,520)
                         ---------  ---     ------     -------      -------   -------
  Common stock issued
   upon exercise of
   stock options........    53,621   --         25          --           --        25
  Redemption of Series A
   Preferred Stock in
   excess of issue
   price................        --   --         --          --       (2,655)   (2,655)
  Cost of issuance of
   Series C Preferred
   Stock................        --   --         --          --          (50)      (50)
  Net loss..............        --   --         --          --       (2,316)   (2,316)
                         ---------  ---     ------     -------      -------   -------
Balance at June 30,
 1998................... 2,484,971    2         26          --       (8,544)   (8,516)
                         ---------  ---     ------     -------      -------   -------
  Common stock issued
   upon exercise of
   stock options........   822,540    1        417          --           --       418
  Deferred stock compen-
   sation relating to
   stock options........        --   --      2,847      (2,847)          --        --
  Amortization of
   deferred stock
   compensation.........        --   --         --         532           --       532
  Net income............        --   --         --          --          342       342
                         ---------  ---     ------     -------      -------   -------
Balance at June 30,
 1999................... 3,307,511  $ 3     $3,290     $(2,315)     $(8,202)  $(7,224)
                         =========  ===     ======     =======      =======   =======


   The accompanying notes are an integral part of these financial statements.

                        MISSION CRITICAL SOFTWARE, INC.

                            STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                           Period From
                                          July 19, 1996    Year Ended June 30,
                                       (date of inception) --------------------
                                        to June 30, 1997     1998       1999
                                       ------------------- ---------  ---------
Cash flows from operating activities:
 Net income (loss)...................        $(3,323)      $  (2,316) $     342
 Adjustments to reconcile net income
  (loss) to net cash provided by
  (used in) operating activities:
  Depreciation and amortization......            332             860        878
  Deferred tax benefit...............           (175)             --         --
  Noncash compensation expense.......             --              --        532
  Acquired in-process research and
   development.......................          1,400              --         --
  (Gain) loss on disposal of assets..              3              18         (6)
  Changes in operating assets and li-
   abilities:
   Accounts receivable...............         (1,613)         (2,298)       613
   Prepaid and other current assets..            (37)           (128)      (556)
   Other assets......................            (55)            (46)        59
   Accounts payable and accrued lia-
    bilities.........................            786           1,514      3,905
   Deferred revenue..................          1,008           1,957      2,173
                                             -------       ---------  ---------
Net cash provided by (used in) oper-
 ating activities....................         (1,674)           (439)     7,940
Cash flows from investing activities:
 Proceeds from sale of property and
  equipment..........................              5              18         52
 Purchase of property and equipment..           (821)           (860)    (1,412)
 Payment from (loan to) stockholder
  under promissory note..............           (350)            350         --
                                             -------       ---------  ---------
Net cash used in investing activi-
 ties................................         (1,166)           (492)    (1,360)
Cash flows from financing activities:
 Net payments (borrowings) on revolv-
  ing line of credit.................            500             275       (275)
 Borrowings on long-term debt........             --             642         --
 Payments on long-term debt..........             (4)         (3,020)      (267)
 Redemption of Series A preferred
  stock..............................             --          (2,850)        --
 Issuance of common stock, net of
  cost...............................              3              25        418
 Issuance of Series B preferred
  stock, net of cost.................          2,475              --         --
 Issuance of Series C preferred
  stock, net of cost.................             --          10,135         --
 Subscription of Series C preferred
  stock..............................            165              --         --
                                             -------       ---------  ---------
Net cash provided by (used in) fi-
 nancing activities:.................          3,139           5,207       (124)
                                             -------       ---------  ---------
Net increase in cash and cash equiva-
 lents...............................            299           4,276      6,456
                                             -------       ---------  ---------
Beginning cash and cash equivalents..             --             299      4,575
                                             -------       ---------  ---------
Ending cash and cash equivalents.....        $   299       $   4,575  $  11,031
                                             =======       =========  =========

   The accompanying notes are an integral part of these financial statements.

                        MISSION CRITICAL SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                 June 30, 1999

1. Description of Business and Summary of Significant Accounting Policies

  Mission Critical Software, Inc. (the "Company") is a leading provider of systems administration and operations management software products for corporate and Internet-based Windows NT networks. The Company was incorporated on July 19, 1996, as a Delaware corporation, and commenced operations on September 4, 1996.

 Revenue Recognition

  The Company derives revenue from the sale of product licenses and maintenance.

  The Company recognizes product license revenue when persuasive evidence of an agreement exists, the product and the permanent license key have been delivered, the Company has no remaining significant obligations, customer acceptance periods, if any, have been completed, the license fee is fixed or determinable and collection of the fee is probable.

  The Company recognizes revenue from maintenance agreements ratably over the term of the agreement, typically one year. Customers purchasing maintenance agreements receive unspecified product upgrades and electronic, Internet-based technical support and telephone support. Maintenance agreements are purchased separately by customers at their discretion.

  The Company adopted Statement of Position ("SOP") 97-2, Software Revenue Recognition, and SOP 98-4, Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition, as of July 1, 1997. Prior to July 1, 1997, the Company recognized revenue in accordance with SOP 91-1, Software Revenue Recognition. The adoption of SOP 97-2 and SOP 98-4 did not have a material impact on the Company's financial results.

  In December 1998, the American Institute of Certified Public Accountants ("AICPA") issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. SOP 98-9 amends SOP 98-4 to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company believes that the adoption of SOP 98-9 will not have a material effect on the Company's results of operations or financial condition.

 Cash and Cash Equivalents

  The Company considers instruments with an original maturity date of three months or less when purchased to be cash equivalents.

 Property and Equipment

  Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line method over the shorter of the estimated useful life or the lease term. The cost of ordinary maintenance and repairs is charged to expense as incurred.

 Research and Development

  Research and development expenditures are expensed as incurred. Statement of Financial Accounting Standards ("SFAS") 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of

                        MISSION CRITICAL SOFTWARE, INC.

technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Through June 30, 1999, all software development costs have been expensed as incurred.

 Acquired Technology

  Acquired technology is recorded at cost and amortized on the straight-line method over the products' estimated useful lives, generally three to five years.

 Stock-Based Compensation

  SFAS 123, Accounting for Stock-Based Compensation, prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options. As allowed by SFAS 123, the Company has elected to continue to account for its employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

 Income Taxes

  Income taxes have been provided in accordance with the liability method of accounting for income taxes. Accordingly, deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial amounts. A valuation allowance is provided, if necessary, to reduce deferred tax assets to their estimated net realizable value.

 Comprehensive Income

  In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS 130, Reporting Comprehensive Income. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. For the periods ended June 30, 1997, 1998 and 1999, comprehensive income or loss was the same as net income or loss.

 Advertising Costs

  Advertising costs are expensed as incurred. Advertising expense was $181,000, $613,000, and $1,502,000 for the periods ended June 30, 1997, 1998 and 1999, respectively.

                        MISSION CRITICAL SOFTWARE, INC.

 Concentrations of Credit Risk

  Financial instruments that subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company's investment policy limits its exposure to credit risk for cash and cash equivalents. The Company licenses its software products primarily to major corporations in a number of industries. Collateral or deposits generally are not required from customers who demonstrate creditworthiness. Credit risk is considered limited for accounts receivable. The following table summarizes the changes in the allowance for doubtful accounts receivable (in thousands):

      Balance at July 19, 1996 (date of inception)........................ $ --
      Additions charged to costs and expenses.............................   --
      Write-off of uncollectible accounts.................................   --
                                                                           ----
      Balance at June 30, 1997............................................   --
      Additions charged to costs and expenses.............................  150
      Write-off of uncollectible accounts.................................   --
                                                                           ----
      Balance at June 30, 1998............................................  150
      Additions charged to costs and expenses.............................  290
      Write-off of uncollectible accounts.................................  (45)
                                                                           ----
      Balance at June 30, 1999............................................ $395
                                                                           ====

  The Company's products are sold through a network of sales offices and distribution partners. Approximately 16%, 17%, and 22% of the Company's license revenue in the periods ended June 30, 1997, 1998 and 1999, respectively, were represented by customers outside of North America. During the period ended June 30, 1997, one customer accounted for approximately 11% of total revenue. No one customer accounted for greater than 10% of total revenue during the periods ended June 30, 1998 and 1999.

  The Company maintains cash demand deposits with major financial institutions. Balances exceed the $100,000 level covered by federal depository insurance; however, the Company has experienced no losses.

 Earnings Per Share

  The Company follows the provisions of SFAS No. 128, Earnings Per Share. Basic net loss per share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding during the period. Securities that could potentially dilute basic earnings per share in the future and were not included in the diluted computation as they were antidilutive to the Company's net loss applicable to common stockholders total 1,764,600, 3,906,000 and 4,968,000 for the period ended June 30, 1997, 1998 and
1999, respectively. Accordingly, basic and diluted net loss per share are the same for all periods presented. Such shares, had they been dilutive, would have been included in the computation of diluted net loss per share using the treasury stock method.

                        MISSION CRITICAL SOFTWARE, INC.

  The following table presents the calculation of basic and diluted net loss per share and pro forma basic and diluted net income per share (in thousands, except per share data):

                                        Period From July
                                            19, 1996       Year Ended June 30,
                                       (date of inception) --------------------
                                        to June 30, 1997     1998       1999
                                       ------------------- ---------  ---------
Net income (loss)....................        $(3,323)      $  (2,316) $     342
Excess of consideration paid to
 redeem preferred stock over carrying
 amount..............................             --          (2,655)        --
Increase in cumulative dividends in
 arrears on redeemable convertible
 preferred stock.....................           (181)         (1,059)    (1,059)
                                             -------       ---------  ---------
Net loss applicable to common
 stockholders........................        $(3,504)      $  (6,030) $    (717)
                                             =======       =========  =========
Pro forma net income applicable to
 common stockholders.................                                 $     342
                                                                      =========
Shares used in computing:
  Basic and diluted net loss per
   share.............................          2,431           2,440      2,814
                                             =======       =========  =========
  Pro forma basic net income per
   share (unaudited).................                                     9,783
                                                                      =========
  Pro forma diluted net income per
   share (unaudited).................                                    12,827
                                                                      =========
Computation of:
  Basic and diluted net loss per
   share applicable to common
   stockholders......................        $ (1.44)      $   (2.47) $   (0.25)
                                             =======       =========  =========
  Pro forma basic net income per
   share (unaudited).................                                 $    0.04
                                                                      =========
  Pro forma diluted net income per
   share (unaudited).................                                 $    0.03
                                                                      =========

  The Company's historical capital structure is not indicative of its prospective structure due to the automatic conversion of all shares of redeemable convertible preferred stock into common stock concurrent with the closing of the Company's anticipated initial public offering. Accordingly, a pro forma calculation for the period ended June 30, 1999 assuming the conversion of all outstanding shares of redeemable convertible preferred stock into common stock upon the Company's initial public offering using the if-converted method from their respective dates of issuance is presented. As the pro forma calculation results in net income applicable to common stockholders, the shares used in computing pro forma diluted net income per share include 3,044,000 common stock equivalents using the treasury stock method.

 Financial Instruments

  The Company records all financial instruments at cost. The fair values of accounts receivable, accounts payable, accrued liabilities and indebtedness approximate cost due to their short-term nature or adjustable interest rates.

 Segments

  Effective July 1, 1998, the Company adopted SFAS 131, Disclosures about Segments of an Enterprise and Related Information. The adoption of SFAS 131 did not have a significant effect on the disclosure of segment information as the Company continues to consider its business activities to be in a single segment.

 Management Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                        MISSION CRITICAL SOFTWARE, INC.

 Recent Pronouncements

  In March 1998, the AICPA issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. The Company expects that the adoption of SOP 98-1 will not have a material impact on its financial position or results of operations. The Company will adopt SOP 98-1 for its fiscal year beginning July 1, 2000.

  In April 1998, the AICPA issued SOP 98-5, Reporting on the Costs of Start-up Activities. SOP 98-5 requires that all start-up costs related to new operations be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP 98-5 is adopted. The Company expects that the adoption of SOP 98-5 will not have a material impact on its financial position or results of operations. The Company will be required to implement SOP 98-5 for its fiscal year beginning July 1, 2000.

  In June 1998, the FASB issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, it expects that the adoption of SFAS 133 will not have a material impact on its financial position or results of operations. The Company will adopt SFAS 133 for its fiscal year beginning July 1, 2001.

2. Note Receivable From Shareholder

  At June 30, 1997, the Company held a note receivable of $350,000 from a shareholder which earned interest at 6% per year. The promissory note and all remaining accrued interest were collected on July 28, 1997. The Company recognized interest income of approximately $15,000 and $3,000 for the periods ended June 30, 1997 and June 30, 1998, respectively.

3. Technology Acquisitions

  On September 4, 1996, the Company acquired various assets and liabilities from a related party through the issuance of 1,697,082 shares of Series A Preferred Stock. The related party was a company wholly-owned by a brother of the individual then serving as the Company's president. The related party had approximately a 4% ownership interest in the Company prior to the transaction. The most significant asset acquired was a developed software product which had reached technological feasibility. Accordingly, the assets acquired and liabilities assumed were recorded at their fair values as follows (in thousands):

      Property and equipment.............................................. $113
      Acquired technology.................................................  515
      Other assets........................................................   37
                                                                           ----
      Total assets acquired...............................................  665
      Notes payable.......................................................  175
      Other liabilities...................................................  141
                                                                           ----
      Total liabilities assumed...........................................  316
                                                                           ----
      Net assets acquired................................................. $349
                                                                           ====

                        MISSION CRITICAL SOFTWARE, INC.

  On June 27, 1997, the Company purchased in-process research and development for $2,625,000, consisting of cash of $100,000, issuance of a note payable in the principal amount of $2,450,000, other direct costs of $75,000 and a warrant to purchase 333,333 shares of the Company's common stock at $1.50 per share. The warrant may be exercised at any time up until June 26, 2007. No value was assigned to the warrant in determining the total purchase price since the estimated fair value of the warrant at the purchase date was insignificant, as determined using the Black-Scholes Model with a volatility factor of .6, a risk-free interest rate of 6%, a dividend yield of 0%, an expected life of 3 years and a fair value of the Company's common stock at the time of the transaction of $.50 per share. The Company allocated $1,050,000 to acquired technology which was capitalized and the remaining $1,575,000 was allocated to acquired in-process research and development. See Note 10 for further discussion of Acquired In-Process Research and Development.

4. Property and Equipment

  Property and equipment consisted of the following (in thousands):

                                                       Estimated
                                                        Useful     June 30,
                                                        Life in  --------------
                                                         Years    1998    1999
                                                       --------- ------  ------
Computer software and equipment.......................      3    $1,427  $2,620
Furniture and fixtures................................      7        84     185
Leasehold improvements................................      5       152     191
Office and telephone equipment........................      5       118     125
                                                                 ------  ------
                                                                  1,781   3,121
Accumulated depreciation and amortization.............             (582) (1,073)
                                                                 ------  ------
Property and equipment, net...........................           $1,199  $2,048
                                                                 ======  ======

5. Accrued Liabilities

  Accrued liabilities are summarized as follows (in thousands):

                                                                    June 30,
                                                                  -------------
                                                                   1998   1999
                                                                  ------ ------
Accrued sales and use and other taxes............................ $  424 $  756
Accrued compensation and related cost............................  1,080  1,411
Accrued abandoned lease cost.....................................     --  1,034
Other accrued expenses...........................................    650  2,228
                                                                  ------ ------
                                                                  $2,154 $5,429
                                                                  ====== ======

                        MISSION CRITICAL SOFTWARE, INC.

6. Indebtedness

  Indebtedness consists of the following (in thousands):

                                                                    June 30,
                                                                   ------------
                                                                   1998   1999
                                                                   -----  -----
Revolving line of credit facility with a bank ($3,000 and $3,000, respectively) which matures in January 2000, interest payable monthly at prime (7.75% at June 30, 1999) collateralized by all assets of the Company...........................................  $ 275  $  --
Note payable to a bank, monthly principal installment of $21, interest payable monthly at prime (7.75% at June 30, 1999), maturing in September 2000, collateralized by all assets of the
 Company.........................................................    579    322
Note payable to a finance company, monthly principal and interest of $1, interest rate of 13%, maturing in November 2001, collat-
 eralized by certain
 equipment.......................................................     34     24
                                                                   -----  -----
                                                                     888    346
Less current maturities..........................................   (536)  (265)
                                                                   -----  -----
                                                                   $ 352  $  81
                                                                   =====  =====

  The revolving line of credit facility subjects the Company to certain restrictive and financial covenants including limitations of dividends and maintenance of certain financial ratios. The Company was in compliance with all the restrictive and financial covenants at June 30, 1999.

  Future principal payments of indebtedness for the fiscal years ending June 30 are as follows (in thousands):

      2000................................................................. $265
      2001.................................................................   76
      2002.................................................................    5
                                                                            ----
                                                                            $346
                                                                            ====

  Total interest paid for the periods ended June 30, 1997, June 30, 1998, and June 30, 1999 was $6,000, $59,000 and $50,000, respectively.

  As described in Note 3, the Company issued a note payable in the principal amount of $2,450,000 to finance the purchase of in-process research and development. The note bore interest at 10.5% per year and matured on December 31, 1997. The Company retired the note on July 11, 1997.

7. Income Taxes

  At June 30, 1999, the Company had net operating loss carryforwards of approximately $2.4 million available to offset future taxable income and which begin expiring in 2012, if not utilized. Special limitations exist under the tax law related to cumulative changes in ownership that may restrict the utilization of the regular tax net operating loss carryforwards.

                        MISSION CRITICAL SOFTWARE, INC.

  The components of deferred taxes were as follows (in thousands):

                                                                  June 30,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
      Acquired in-process technology.......................... $   389  $   195
      Net operating loss carryforward.........................   1,263      890
      Accrued liabilities.....................................     324      457
      Allowance for doubtful accounts.........................      55      146
                                                               -------  -------
      Gross deferred tax assets...............................   2,031    1,688
      Purchased software costs................................     (99)     (84)
      Property and equipment..................................     (11)     (34)
                                                               -------  -------
      Gross deferred tax liabilities..........................    (110)    (118)
      Valuation allowance.....................................  (1,921)  (1,570)
                                                               -------  -------
      Net deferred tax asset.................................. $    --  $    --
                                                               =======  =======

  A valuation allowance has been recorded to completely offset the carrying value of the deferred tax asset due to the uncertainty surrounding its realization, including a lack of earnings history and the variability of operating results. The valuation allowance was increased by $828,000 during the period ended June 30, 1998 and decreased by $351,000 for the period ended June 30, 1999.

  The difference between the Company's effective tax rate and the statutory rate of 34% was as follows:

                                                              Year Ended
                                                               June 30,
                                                            ------------------
                                                            1997   1998   1999
                                                            ----   ----   ----
      Statutory tax rate................................... (34)%  (34)%   34 %
      State taxes, net of federal benefit..................  (3)    (3)     4
      Nondeductible expenses...............................   1      1     10
      Amortization of deferred stock compensation .........  --     --     44
      Valuation allowance..................................  31     36    (92)
                                                            ---    ---    ---
                                                             (5)%   -- %   -- %
                                                            ===    ===    ===

  In connection with the acquisition of various assets and liabilities from a related party on September 4, 1996 (see Note 3), the Company recorded a deferred tax liability of approximately $175,000 for the tax effect of the difference in the recorded basis for book and tax purposes. Consequently, during the period ended June 30, 1997, the Company was able to recognize a $175,000 tax benefit for deferred tax assets generated subsequent to the acquisition to the extent of such deferred tax liability.

8. Redeemable Convertible Preferred Stock

  On September 4, 1996, the Company's board of directors authorized the issuance of 1,818,650 shares of Series A Redeemable Convertible Preferred Stock (Series A Preferred Stock), $.001 par value, of which 121,568 shares were issued to a member of the board of directors as satisfaction of a note payable to the board member in the principal amount of $25,000, and 1,697,082 shares were issued to a related party in exchange for assets and liabilities as described in Note 3.

                        MISSION CRITICAL SOFTWARE, INC.

  On July 2, 1997, the Company entered into an agreement to redeem 950,000 shares of Series A Preferred Stock at $3 per share in cash for a total redemption price of $2,850,000. The excess of the redemption price over the carrying amount of the redeemed shares of preferred stock, in the amount of $2,655,000, has been subtracted from net loss to arrive at net loss applicable to common stockholders. The redeemed shares were subsequently canceled.

  On September 4, 1996, the Company's board of directors authorized the issuance of 2,650,000 shares of Series B Redeemable Convertible Preferred Stock (Series B Preferred Stock), $.001 par value, of which 150,000 shares were issued as satisfaction of a note payable in the principal amount of $150,000, and 2,500,000 shares were issued for cash of $2,475,000, net of issuance costs of $25,000.

  On July 2, 1997, the Company sold 3,450,000 shares of Series C Redeemable Convertible Preferred Stock (Series C Preferred Stock) at $3 per share, resulting in cash proceeds of $10,300,000, after issuance costs of approximately $50,000. The Company received $165,000 prior to June 30, 1997, as a cash subscription to 55,000 shares of the stock issued.

  Series A, B and C Preferred Stock (the "Preferred Stock") are convertible into shares of common stock at the option of the holder or in the event the Company completes an initial public offering of common stock. The conversion rate is initially one to one and is subject to adjustment if the Company issues additional shares of common stock.

  The holders of the Preferred Stock are entitled to vote upon any matter submitted to the common stockholders for a vote as though the common stock and the Preferred Stock constituted a single class of stock. The holders of Preferred Stock have the number of votes per share which equals the number of shares of common stock into which each such share of preferred stock held by such holder is then convertible.

  The holders of the Preferred Stock are entitled to receive, when and as declared by the board of directors, cumulative dividends at the annual rate of $.01645, $.08 and $.24 per share for Series A, B and C, respectively. Such dividends accrue on a quarterly basis commencing with the first calendar quarter ending after the issuance of the preferred stock. No dividends were declared or paid on the Company's preferred stock during the periods ended June 30, 1997, 1998 or 1999, and dividends in arrears totaled $181,000, $1,240,000 and $2,299,000 as of June 30, 1997, 1998 and 1999, respectively.

  On July 2, 2002, the Company is required to redeem all outstanding shares of Series A, B and C Preferred Stock at a per share price of $.205647, $1 and $3 per share, respectively, plus cumulative dividends in arrears if not previously converted into common stock.

9. Stock Option Plan

  Effective March 20, 1997, the board of directors adopted the Company's 1997 Stock Option Plan. On May 21, 1999, the board of directors approved an amendment to the Company's 1997 Stock Option Plan, subject to stockholder approval. A total of 4,000,000 shares of common stock have been added to the 1997 Stock Option Plan for issuance to eligible participants under the 1997 Stock Option Plan, plus, commencing on July 1, 2000, annual increases equal to the lesser of (i) 750,000 shares, (ii) 5% of the outstanding common shares on the last day of the prior fiscal year or (iii) such amount as determined by the board of directors. The number of shares of common stock authorized under the 1997 Stock Option Plan at June 30, 1999 was 8,795,000. Options generally have a ten year term and generally vest over four years. The types of awards that may be made under the 1997 Stock Option Plan are incentive and nonqualified options to purchase shares of common stock. The exercise price for incentive stock options may not be less than 100% of the fair market value of the Company's common stock on the date of grant or 85% of fair market value for

                        MISSION CRITICAL SOFTWARE, INC.

nonstatutory options. In the event of a change in control of the Company, an option or award under the 1997 Stock Option Plan will become fully exercisable and fully vested if the option or award is not assumed by the surviving corporation or the surviving corporation does not substitute comparable awards for the awards granted under the 1997 Stock Option Plan.

  Additionally, in January 1998, in connection with an employment agreement, the Company granted a warrant to purchase 100,000 shares of the Company's Common Stock at an exercise price of $1 per share. No amount was allocated to the value of the warrant as the amount was not significant (as determined using the Black-Scholes model with a volatility factor of .6, a risk-free interest rate of 6%, a dividend yield of 0%, an expected life of 3 years and a fair value of the Company's common stock at the time of the transaction of $.50 per share).

 1999 Director Option Plan

  On May 21, 1999, the board of directors approved the adoption of the Company's 1999 Director Option Plan, subject to the closing of the Offering. A total of 250,000 shares of common stock have been reserved for issuance to non-employee members of the board of directors, plus, commencing on July 1, 2000, annual increases equal to the lesser of (i) 250,000 shares, (ii) 2% of the outstanding common shares on the last day of the prior fiscal year or (iii) such amount as determined by the board of directors.

  In connection with the grant of certain stock options to employees through June 30, 1999, the Company recorded deferred stock compensation of $2,372,000 for the aggregate differences between the exercise prices of options at their date of grant and the deemed fair value for accounting purposes of the common stock subject to such options. The amortization of deferred compensation cost of $493,000 for the fiscal year ended June 30, 1999 relates to options awarded to employees in all operating expense categories. This amount has not been separately allocated to these categories.

  In April and May 1999, three individuals resigned as members of the Board of Directors and entered into consulting agreements with the Company. The consulting agreements allow the individuals to continue to vest in their stock options in accordance with their original terms during the period of the consulting agreements, which range in length from one to two years. The Company has accounted for this event as a new measurement date for the effected stock options and recorded a deferred compensation charge of $475,000 (as determined by the Black-Scholes model using a volatility factor of .5, a risk-free interest rate of 5.75%, a dividend yield of 0%, an expected life of 1 and 2 years and a fair value of the Company's common stock at the time of the transaction of $14 and $15 per share for the months of April and May 1999, respectively). The amortization of this charge for the period ended June 30, 1999 was approximately $39,000.

                        MISSION CRITICAL SOFTWARE, INC.

  The following table summarizes activity under the stock option plan for the periods ended June 30, 1999:

                                                          Weighted
                                                          Average    Range of
                                                          Exercise   Exercise
                                                Options    Price      Prices
                                               ---------  -------- ------------
  Options granted............................. 1,495,000   $0.50   $       0.50
  Options forfeited...........................   (64,000)   0.50           0.50
  Options exercised...........................        --      --             --
                                               ---------   -----   ------------
Options outstanding, June 30, 1997............ 1,431,000    0.50           0.50
  Options granted............................. 2,361,934    0.50           0.50
  Options forfeited...........................  (266,502)   0.50           0.50
  Options exercised...........................   (53,621)   0.50           0.50
                                               ---------   -----   ------------
Options outstanding, June 30, 1998............ 3,472,811    0.50           0.50
  Options granted............................. 2,131,510    9.59     2.50-15.00
  Options forfeited...........................  (247,401)   0.65     0.50-12.50
  Options exercised...........................  (822,540)   0.50           0.50
                                               ---------   -----   ------------
Options outstanding, June 30, 1999............ 4,534,380   $4.77   $0.50-$15.00
                                               =========   =====   ============
Exercisable at:
  June 30, 1997...............................        --   $  --
                                               =========   =====
  June 30, 1998...............................   338,620   $0.50
                                               =========   =====
  June 30, 1999...............................   560,796   $0.50
                                               =========   =====

  The following tables summarize information concerning outstanding options as of June 30, 1999:

                Options Outstanding                     Options Exercisable
----------------------------------------------------- ------------------------
Range of            Weighted-Average
Exercise               Remaining     Weighted-Average         Weighted-Average
 Prices    Number   Contractual Life  Exercise Price  Number   Exercise Price
--------  --------- ---------------- ---------------- ------- ----------------
$  0.50   2,415,370    8.4 years          $ 0.50      560,796      $0.50
$ 2.50-
 3.00       792,510    9.3 years          $ 2.64           --         --
$12.00-
  15.00   1,326,500    9.9 years          $13.79           --         --
          ---------
          4,534,380
          =========

                                                               For the period
                                                               ended June 30,
                                                              ----------------
                                                              1997 1998  1999
                                                              ---- ----- -----
Weighted-average deemed fair value of stock options granted
 during the year:
  Exercise price equal to fair value of stock on date of
   grant..................................................... $--  $0.18 $4.66
  Exercise price less than fair value of stock on date of
   grant.....................................................  --     --  2.42

  The fair value of stock based compensation was calculated in accordance with SFAS 123, Accounting for Stock-Based Compensation, utilizing the minimum value option pricing model with the following assumptions:

                                                                  For the period
                                                                  ended June 30,
                                                                  --------------
                                                                  1997 1998 1999
                                                                  ---- ---- ----
      Expected life (in years)...................................  8    8    8
      Risk free interest rate.................................... 5.0% 5.8% 5.5%
      Volatility.................................................  0%   0%   0%
      Dividend yield.............................................  0%   0%   0%

                        MISSION CRITICAL SOFTWARE, INC.

  The Company's pro-forma stock based compensation is as follows (in thousands):

                                                     For the period ended
                                                           June 30,
                                                    -------------------------
                                                     1997     1998     1999
                                                    -------  -------  -------
      Pro-forma stock based compensation expense... $    --  $    60  $ 1,433
      Pro-forma net loss applicable to common
       stockholders................................ $(3,504) $(6,090) $(2,111)
      Pro-forma basic and diluted net loss per
       share....................................... $ (1.44) $ (2.50) $ (0.80)

  Because options vest over several years and additional option grants are expected, the above pro-forma effects of FAS 123 are not likely to be representative of the effects of reported net income (loss) for future periods.

 1999 Employee Stock Purchase Plan

  On May 21, 1999, the board of directors approved the adoption of the Company's 1999 Employee Stock Purchase Plan (the "1999 Purchase Plan"), subject to the closing of the Offering. A total of 600,000 shares of common stock has been reserved for issuance under the 1999 Purchase Plan, plus, commencing on July 1, 2000, annual increases equal to the lesser of (i) 500,000 shares, (ii) 4% of the outstanding common shares on the last day of the prior fiscal year or
(iii) such amount as determined by the board of directors. The 1999 Purchase Plan permits eligible employees to acquire shares of the Company's common stock through periodic payroll deductions, which may not exceed the lesser of 15% of an employee's compensation or $25,000, where compensation is defined on Form W-
2. Each offering period will have a maximum duration of 24 months, comprising four purchase periods of six months each. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable offering period or on the last day of the respective purchase period. The initial offering period will commence on the effectiveness of the initial public offering and will end on July 31, 2001.

10. Acquired In-Process Research and Development


  In June 1997, the Company acquired from Serverware, Ltd. in-process research and development for $2.7 million consisting of cash of $100,000, a $2.5 million note payable, a warrant to purchase 333,333 shares of common stock at an exercise price of $1.50 per share and $75,000 of direct costs incurred. No value was allocated to the warrant as such amount was not significant.

  The Company intended to utilize the acquired in-process research and development to develop an event management product for Windows NT that it did not possess at the time. In order to capitalize on the event management market, the Company intended to complete the in-process research and development as quickly as possible and sell and market that product under the name SeNTry. From the date of acquisition to June 30, 1998, the Company expended approximately 80 person months, or approximately $800,000, to complete and enhance the in-process research and development. In June 1998, the Company completed SeNTry, which represented the first completed and enhanced version of the acquired technology. The Company then began internal development of an entirely new event management product, OnePoint Event Manager, the design of which was to be more consistent with its long-term product strategy.

  A significant amount of uncertainty existed surrounding the successful development and completion of the research and development acquired, which was estimated to be 70% complete at the date of the acquisition. This was the Company's first attempt to develop event management technology. The Company was uncertain of its ability to complete the development of a new product within a timeframe acceptable to

                        MISSION CRITICAL SOFTWARE, INC.

the market and ahead of competitors. The in-process research and development effort, at the time of purchase, had not reached technological feasibility as it lacked many key elements including: standardized implementation capabilities, a scalable and extensible architecture, enhanced user interfaces, broad functionality and extensive reporting capabilities.

  The Company assigned a value to the in-process research and development of $1.5 million and to the core technology of $1.1 million based on a discounted cash flow model. The Company based the cash flow projections for revenue on the projected incremental increase in revenue that it expected to receive from the completed acquired in-process research and development. Revenue derived from the completed in-process research and development was expected to commence after completion of the SeNTry product. The Company expected revenue from the in-process research and development to continue until the release of OnePoint Event Manager, which was expected to be released in fiscal 2000. The Company deducted estimated operating expenses and income taxes from estimated revenue to arrive at estimated after-tax cash flows. Projected operating expenses included: cost of revenue and general and administrative, customer support and sales and marketing expenses. The Company estimated operating expenses as a percentage of revenue and based such estimates primarily on projections it prepared.

  The cash flow projections attributable to the core technology included 50% of the net income before tax expense anticipated to be generated from the completed in-process technology and 15% from the net income before tax expense anticipated to be generated from OnePoint Event Manager, an entirely new and internally developed product. Revenue derived from OnePoint Event Manager was estimated through 2004. The Company deducted estimated operating expenses and income taxes from estimated revenue to arrive at estimated after-tax cash flows. Projected operating expenses included: cost of revenue and general and administrative, customer support and sales and marketing expenses. The Company estimated operating expenses as a percentage of revenue and based such estimates primarily on projections it prepared.

  The rate used to discount the net cash flows to present value was based on the weighted average cost of capital ("WACC"). The Company used a discount rate of 35% for valuing the in-process research and development and 25% for the core technology. These discount rates are higher than the implied WACC due to the inherent uncertainties surrounding the successful development of the acquired in-process research and development, the useful life of such in-process research and development, the profitability levels of such in-process research and development, and the uncertainty of technological advances that were unknown at the time.

11. Employee Benefit Plan

  The Company sponsors a defined contribution 401(k) plan to provide substantially all U.S. employees an opportunity to accumulate personal funds for their retirement. Under the terms of the plan, employees may make pre-tax contributions to the plan of up to 20% of their annual salary, subject to annual limitations imposed by the Internal Revenue Code. The Company, in the sole discretion of the board of directors, may make contributions to the plan. The Company made no contributions to the plan during the periods ended June 30, 1997, 1998 and 1999.

12. Commitments and Contingencies

  The Company has entered into certain noncancelable operating leases for office space with terms through year 2005. Rent expense totaled $104,000, $434,000 and $570,000 for the periods ended June 30, 1997, 1998 and 1999, respectively. Remaining future minimum lease commitments (including $402,000 and

                        MISSION CRITICAL SOFTWARE, INC.

$511,000 in 2000 and 2001, respectively, for payments required pertaining to the lease abandonment discussed below) related to these lease agreements for the years ended June 30 are as follows (in thousands):

      2000............................................................... $1,018
      2001...............................................................  1,503
      2002...............................................................  1,044
      2003...............................................................  1,065
      2004 and thereafter................................................  1,245
                                                                          ------
                                                                          $5,875
                                                                          ======

  In February 1999, the board of directors approved the relocation of the Company's corporate offices. As a result, the Company gave notification of its intent to abandon the related office space lease effective August 1, 1999 in accordance with a cancellation option in the lease agreement. During the period ended March 31, 1999, the Company recorded a nonrecurring charge of $1,034,000 for lease abandonment, which represents the required payment for cancellation of the lease.

  The Company is subject to litigation claims and assessments arising in the ordinary course of business. In the opinion of management, the ultimate outcome of these claims is not expected to have a material adverse effect on the financial statements.

13. Segments of Business and Geographic Area Information

  The Company considers its business activities to constitute a single segment. The Company determined that it operates in a single segment based upon management's decision to organize and operate the Company based its total product suite rather than around differences in products and services. Also, the Company has not organized its business by geographic areas. A summary of the Company's operations by geographic area follows (in thousands):

                                                         Periods ended June 30,
                                                         ----------------------
                                                          1997   1998    1999
                                                         ------ ------- -------
Revenue:
  Domestic customers.................................... $3,593 $11,997 $19,465
  Customers outside North America.......................    674   2,379   5,362
                                                         ------ ------- -------
                                                         $4,267 $14,376 $24,827
                                                         ====== ======= =======

14. Stock Offering

  In August 1999, the Company issued 3,312,500 shares of its common stock in connection with its initial public offering at a per share price of $16.00 per share. Immediately prior to the closing of the offering, all outstanding shares of redeemable convertible preferred stock were converted to 6,968,650 shares of common stock.

[Graphic showing components of One Point suite including -- Systems Administration, Security, Operations Management; Products--Directory and Resource Administrator, Domain Administrator, Exchange Administrator, File Administrator, Operations Manager, Framework Integration; Infrastructure--Active Knowledge Library, Active Administration & Operations Engine]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,000,000 Shares

                        [Mission Critical Software Logo]

                                  Common Stock

                                 ------------

                                   PROSPECTUS
                                 ------------

                               HAMBRECHT & QUIST
                               ROBERTSON STEPHENS
                           SOUNDVIEW TECHNOLOGY GROUP
                             Dain Rauscher Wessels
                    a division of Dain Rauscher Incorporated

                                 ------------

                                        , 1999
                                 ------------

  You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

  No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Mission Critical Software in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

      SEC registration fee............................................ $ 57,147
      NASD filing fee.................................................   21,057
      Nasdaq National Market listing fee..............................   17,500
      Printing and engraving costs....................................  200,000
      Legal fees and expenses.........................................  200,000
      Accounting fees and expenses....................................   50,000
      Blue Sky fees and expenses......................................   10,000
      Transfer Agent and Registrar fees...............................   20,000
      Miscellaneous expenses..........................................    4,295
                                                                       --------
      Total........................................................... $580,000
                                                                       ========

Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law. Articles Nine and Ten of the Registrant's Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law. Article 8 of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful. The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

Item 15. Recent Sales of Unregistered Securities

  During the past three years, the Registrant has issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of
Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

  Since July 1996, (inception), the Registrant has issued and sold (without payment of any selling commission to any person) the following unregistered securities:

    1. On September 4, 1996, the Registrant issued and sold pursuant to
  Section 4(2) of the Securities Act:
      . 2,431,350 shares of Common Stock to employees for $3,000, . 1,818,650 shares of Series A Preferred Stock to one investor and one director in exchange for our OnePoint Administrator Software, and $25,000 and
      . 2,650,000 shares of Series B Preferred Stock to seven investors for an aggregate purchase price of $2,650,000.

       2. On July 2, 1997, the Registrant issued and sold 3,450,000 shares of Series C Preferred Stock to twelve investors for an aggregate purchase price of $10,350,000 pursuant to Section 4(2), promulgated under the Securities Act.

       3. Pursuant to Rule 701 promulgated under the Securities Act, from March 1997 to September 30, 1999, the Registrant issued and sold 1,041,734 shares of Common Stock to employees and consultants for aggregate consideration of $571,027, upon exercise of stock options, pursuant to the Registrant's 1997 Stock Option Plan.

       4. In July 1999 and August 1999, the Registrant issued and sold 100,000 and 143,333 shares of common stock, respectively, upon the exercise of warrants to two holders for aggregate proceeds of $100,000 and $215,000 pursuant to Section 4(2) promulgated under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

    1.1** Form of Underwriting Agreement
  3.1.2* Certificate of Incorporation of the Registrant to be filed after the closing of the offering made under this Registration Statement
  3.2.2*  Bylaws of the Registrant
    4.1*  Specimen common stock certificate
    4.2*  Amended and Restated Investors Rights Agreement, dated as of July 2,
          1997, by and among the Registrant and certain stockholders of the Registrant
    4.3*  Amended and Restated Stockholders' Agreement, dated as of July 2,
          1997, by and among the Registrant and certain stockholders of the Registrant
    5.1** Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
   10.1* Form of Indemnification Agreement between the Registrant and each of its directors and officers
   10.2*  Amended and Restated 1997 Stock Option Plan
 10.2.1*  Form of Option Agreement under the 1997 Stock Option Plan
   10.3*  1999 Employee Stock Purchase Plan
 10.3.1*  Form of Subscription Agreement under the 1999 Employee Stock Purchase
          Plan
   10.4*  1999 Director Option Plan
 10.4.1*  Form of Option Agreement under 1999 Director Option Plan
   10.5*  Lease Agreement dated October 22, 1996 between Soaring Eagles
          Orchard, Inc. and the Registrant for the premises located at 720
          North Post Oak Road, Houston, Texas 77024
 10.5.1*  First Amendment dated February 13, 1997 to Lease Agreement between
          Soaring Eagles Orchards, Inc. and the Registrant
 10.5.2*  Second Amendment dated April 1, 1997 to Lease Agreement between
          Soaring Eagles Orchards, Inc. and the Registrant
 10.5.3*  Third Amendment dated July 22, 1997 to Lease Agreement between
          Soaring Eagles Orchards, Inc. and the Registrant
   10.6* Quickstart Loan and Security Agreement dated February 7, 1997 between the Registrant and Silicon Valley Bank
 10.6.1*  Amendment dated January 23, 1998 to Quickstart Loan Agreement between
          Silicon Valley Bank and the Registrant
 10.6.2*  Loan and Security Agreement dated January 26, 1998 between the
          Registrant and Silicon Valley Bank
 10.6.3* First Amendment dated March 19, 1999 to Loan and Security Agreement between the Registrant and Silicon Valley Bank
   10.7* Employment Agreement dated September 4, 1996 between the Registrant and Paul F. Koffend, Jr.
   10.8* Employment Agreement dated September 4, 1996 between the Registrant and Louis R. Woodhill
 10.8.1* Amended and Restated Employment Agreement dated May 21, 1998 between the Registrant and Louis R. Woodhill
   10.9* Employment Agreement dated September 4, 1996 between the Registrant and James R. Woodhill
  10.10*  Employment Agreement dated January 1, 1997 between the Registrant and
          Thomas P. Bernhardt

 10.10.1* Consulting Agreement dated September 4, 1996 between the Registrant and Thomas P. Bernhardt
   10.11*  Employment Agreement dated August 6, 1997 between the Registrant and
           Brian McGrath
 10.11.1*  Letter Agreement dated January 13, 1999 between the Registrant and
           Brian McGrath
   10.12* Employment Agreement dated February 23, 1998 between the Registrant and Olivier Thierry
 10.12.1* Relocation Agreement dated February 23, 1998 between the Registrant and Olivier Thierry
   10.13*  Offer Letter dated April 13, 1998 between the Registrant and Michael
           S. Bennett
   10.14*  Offer Letter dated April 13, 1998 between the Registrant and Stephen
           E. Odom
   10.15*  Offer Letter dated May 28, 1998 between the Registrant and Leslie D.
           Willard
 10.15.1*  Letter Agreement dated May 26, 1999 between the Registrant and
           Leslie D. Willard
   10.16* Employment Agreement dated December 21, 1998 between the Registrant and Richard Pleczko
 10.16.1*  Offer Letter dated December 2, 1998 between Registrant and Richard
           Pleczko
   10.17* Sub-Lease Agreement between Learmonth & Burchett Management Systems and the Registrant regarding the premises located at 9009 Mountain
           Ridge Drive, Suite 250, Austin, Texas 78759
   10.18*  Offer Letter dated February 8, 1999 between the Registrant and
           Richard Kangas
 10.18.1* Employment Agreement dated February 8, 1999 between the Registrant and Richard Kangas
   10.19*  Offer Letter dated March 1, 1999 between the Registrant and Michael
           J. Rovner
 10.19.1*  Employment Agreement dated March 24, 1999 between the Registrant and
           Michael J. Rovner
   10.20*  Form of Consulting Agreement
   10.21*  Lease Agreement dated April 8, 1999 between the Registrant and
           EnergyCorp Group LC for the premises located at 13939 Northwest
           Freeway, Houston, Texas
    21.1** Subsidiaries
    23.1   Consent of Independent Auditors
    23.2** Consent of Counsel (included in Exhibit 5.1)
    24.1** Power of Attorney
    27.1** Financial Data Schedule

--------
 * Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (Reg. No. 333-79501) declared effective by the Securities and Exchange Commission on August 4, 1999.

**  Previously filed.

(b) Financial Statement Schedules

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 1st day of November 1999.

                                          MISSION CRITICAL SOFTWARE, INC.

                                          By:      /s/ Michael S. Bennett
                                             ----------------------------------
                                                     Michael S. Bennett
                                               President and Chief Executive
                                                           Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                      Title                   Date


    /s/ Michael S. Bennett           President, Chief
-----------------------------------   Executive Officer and   November 1, 1999
       (Michael S. Bennett)           Director (Principal
                                      Executive Officer)

      /s/ Stephen E. Odom            Chief Operating Officer,
-----------------------------------   Chief Financial Officer,November 1, 1999
         (Stephen E. Odom)            Treasurer and Secretary
                                      (Principal Financial and
                                      Accounting Officer)

                                     Chief Technology
 /s/ Thomas P. Bernhardt*             Officer and             November 1, 1999
-----------------------------------   Director
       (Thomas P. Bernhardt)

                                     Director
   /s/ Douglas L. Ayer*                                       November 1, 1999
-----------------------------------
         (Douglas L. Ayer)

                                     Director
  /s/ Michael J. Maples*                                      November 1, 1999
-----------------------------------
        (Michael J. Maples)

                                     Director
   /s/ John J. Moores*                                        November 1, 1999
-----------------------------------
         (John J. Moores)

                                     Director
  /s/ Scott D. Sandell*                                       November 1, 1999
-----------------------------------
        (Scott D. Sandell)

                                     Director
  /s/ John D. Thornton*                                       November 1, 1999
-----------------------------------
        (John D. Thornton)

     /s/ Stephen E. Odom
*By: __________________________
       Stephen E. Odom

       Attorney-in-Fact